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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------


                                AMENDMENT NO. 1



                                   FORM 10/A


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                 PULITZER INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                        43-1819711
(State or other jurisdiction of incorporation        (I.R.S. Employer Identification No.)
               or organization)

   900 North Tucker Boulevard, St. Louis,                            63101
                   Missouri
  (Address of principal executive offices)                        (Zip Code)

Registrant's telephone number, including area code (314) 340-8000

Securities to be registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                        NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED                        EACH CLASS IS TO BE REGISTERED
             -------------------                        ------------------------------
   Common Stock, $0.01 par value per share               New York Stock Exchange, Inc.

     Securities to be registered pursuant to Section 12(g) of the Act:

                                 Not applicable
                                (Title of Class)

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

ITEM 1. BUSINESS.

INTRODUCTION

     Pulitzer Inc. ("New Pulitzer") was organized as a corporation in 1998 and is a wholly-owned subsidiary of Pulitzer Publishing Company ("Pulitzer"). Pulitzer is engaged in newspaper publishing and television and radio broadcasting.


     As of May 25, 1998, Pulitzer, New Pulitzer and Hearst-Argyle Television, Inc. ("Hearst-Argyle") entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Hearst-Argyle will acquire Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. The Broadcasting Business consists of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company, a wholly-owned subsidiary of Pulitzer, and its wholly-owned subsidiaries. The Broadcasting Business will be acquired by Hearst-Argyle through the merger (the "Merger") of Pulitzer into Hearst-Argyle. Pulitzer's newspaper publishing and related new media businesses will continue as "New Pulitzer," which will be distributed in a tax-free "spin-off" to Pulitzer stockholders (the "Spin-off") prior to the Merger. The Merger and Spin-off are collectively referred to as the "Transactions."


     In connection with the Transactions, New Pulitzer will amend and restate its Certificate of Incorporation to: (i) recapitalize its capital structure to provide for common stock, par value $0.01 per share (the "Common Stock"), Class B common stock, par value $0.01 per share (the "Class B Common Stock"), and preferred stock, par value $0.01 per share (the "Preferred Stock" and together with the Common Stock and Class B Common Stock, the "New Pulitzer Stock"); and
(ii) provide for substantially the same stockholder voting rights and other terms and provisions as currently provided for in the Restated Pulitzer Certificate of Incorporation, as amended. Prior to the Spin-off, New Pulitzer will issue to Pulitzer: (i) that number of shares of Common Stock equal to the number of shares of Pulitzer common stock then outstanding; and (ii) that number of shares of Class B Common Stock equal to the number of shares of Pulitzer Class B common stock then outstanding. Pulitzer will then distribute these shares of New Pulitzer Common Stock and Class B Common Stock to its stockholders in the Spin-off.


     The closing of the Transactions is expected to occur in the first quarter of 1999, subject to certain conditions and rights, including termination rights described in the Joint Proxy Statement/Prospectus included in Hearst-Argyle's registration statement on Form S-4 filed with the Securities and Exchange
Commission on           , 1999. All information herein assumes consummation of
the Transactions.



     Pulitzer's historical basis in its newspaper publishing and related new media assets and liabilities will be carried over to New Pulitzer. The Transactions will be recorded as a reverse-spin transaction and, accordingly, New Pulitzer's results of operations for periods prior to the consummation of the Transactions will be identical to the historical results previously reported by Pulitzer.


     The Board of Directors of New Pulitzer intends to continue to pay the same quarterly dividend per share as Pulitzer. Future dividends will depend upon, among other things, New Pulitzer's earnings, financial condition, cash flows, capital requirements and other relevant considerations, including the limitations under any credit agreement or other agreement to which New Pulitzer may become a party in the future.

     Following the consummation of the Transactions, New Pulitzer will continue the newspaper publishing and related new media operations of Pulitzer. Set forth below is a general description of the newspaper publishing and related new media businesses of Pulitzer that will continue to operate through New Pulitzer.

GENERAL

     Pulitzer is engaged in newspaper publishing and related "new media" business. Its newspaper operations consist of two major metropolitan dailies: the St. Louis Post-Dispatch (the "Post-Dispatch"), the only major daily newspaper serving the St. Louis metropolitan area; and The Arizona Daily Star (the "Star"), serving the Tucson metropolitan area. Each of these publications also operates electronic news, information and communication web sites on the Internet. In addition, Pulitzer's Pulitzer Community Newspaper group (the "PCN Group") includes 12 dailies which serve smaller markets, primarily in the West and Midwest, as well as a number of weekly and bi-weekly publications.


     The Pulitzer Publishing Company was founded by the first Joseph Pulitzer in 1878 to publish the original St. Louis Post-Dispatch and has operated continuously since that time under the direction of the Pulitzer family. Michael
E. Pulitzer, a grandson of the founder, currently serves as Chairman of the Board, President and Chief Executive Officer of Pulitzer and Chairman of the Board of New Pulitzer.



     The following table sets forth certain historical financial information regarding Pulitzer's operations for the periods and at the dates indicated.



                                                             YEARS ENDED DECEMBER 31,
                                         ----------------------------------------------------------------
                                           1997        1996(4)         1995        1994(5)       1993(5)
                                           ----        -------         ----        -------       -------
                                                                  (IN THOUSANDS)
Publishing(1):
Operating revenues -- net............    $357,969      $309,096      $269,388      $304,779      $290,146
                                         ========      ========      ========      ========      ========
Operating income (loss):
  Publishing operations..............    $ 66,994      $ 46,549      $ 37,895      $ 45,192      $ 34,362
  St. Louis Agency adjustment........     (19,450)      (13,972)      (12,502)      (14,706)      (10,660)
  General corporate expense..........      (6,007)       (5,532)       (4,666)       (3,871)       (3,692)
                                         --------      --------      --------      --------      --------
          Total......................    $ 41,537      $ 27,045      $ 20,727      $ 26,615      $ 20,010
                                         ========      ========      ========      ========      ========
Depreciation and amortization........    $ 13,007      $  8,660      $  4,307      $  6,128      $  6,938
                                         ========      ========      ========      ========      ========
Operating margins(2).................        18.7%         15.1%         14.1%         14.8%         11.8%
Assets...............................    $427,109      $424,737      $241,821      $213,902      $191,368
                                         ========      ========      ========      ========      ========
Broadcasting(3):
Operating revenues -- net............    $227,016      $224,992      $202,939      $180,800      $136,839
                                         ========      ========      ========      ========      ========
Operating income.....................    $ 82,180      $ 83,246      $ 65,939      $ 47,963      $ 27,947
                                         ========      ========      ========      ========      ========
Depreciation and amortization........    $ 23,447      $ 22,442      $ 22,843      $ 24,358      $ 16,854
                                         ========      ========      ========      ========      ========
Operating margins....................        36.2%         37.0%         32.5%         26.5%         20.4%
Assets...............................    $255,847      $259,114      $253,252      $254,410      $270,250
                                         ========      ========      ========      ========      ========
Consolidated Pulitzer:
Operating revenues -- net............    $584,985      $534,088      $472,327      $485,579      $426,985
                                         ========      ========      ========      ========      ========
Operating income.....................    $123,717      $110,291      $ 86,666      $ 74,578      $ 47,957
                                         ========      ========      ========      ========      ========
Depreciation and amortization........    $ 36,454      $ 31,102      $ 27,150      $ 30,486      $ 23,792
                                         ========      ========      ========      ========      ========
Assets...............................    $682,956      $683,851      $495,073      $468,312      $461,618
                                         ========      ========      ========      ========      ========


-------------------------

(1) Publishing includes related new media businesses and general corporate expense and represents the historical operations of Pulitzer that will continue as New Pulitzer.



(2) Operating margins represent publishing operating income compared to operating revenues. Publishing operating income used in margin calculations excludes the St. Louis Agency adjustment (see "--Publishing -- Agency Agreements.") and general corporate expense (which are recorded as operating expenses for financial reporting purposes).



(3) Broadcasting includes the historical operations of Pulitzer that will be acquired by Hearst-Argyle through the Merger.



(4) In 1996, publishing and consolidated amounts included a partial year of operations for Scripps League Newspapers, Inc. (subsequently renamed Pulitzer Community Newspapers, Inc.) following its acquisition on July 1, 1996.


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


(5) On December 22, 1994, Pulitzer sold its Chicago publishing subsidiary; the subsidiary's operating results are included in the publishing and consolidated amounts for 1994 and 1993. In 1993, broadcasting and consolidated amounts included a partial year of operations for WESH-TV and KCCI-TV, acquired on June 30, 1993 and September 30, 1993, respectively.


OPERATING STRATEGY

     Pulitzer's long-term operating strategy for its media assets has been, and New Pulitzer's long-term operating strategy will be, to maximize each property's growth and profitability through maintenance of editorial excellence, leadership in locally-responsive news, and prudent control of costs. Management believes that editorial excellence and leadership in locally-responsive news will, over the long-term, allow New Pulitzer to maximize its market share in each of its respective markets. Experienced local managers implement Pulitzer's strategy in each media market, with centralized Pulitzer management providing oversight and guidance in all areas of planning and operations.

     Pulitzer complements its internal growth strategies with a disciplined and opportunistic acquisition strategy that is focused on acquiring media properties that Pulitzer believes are a good fit with its operating strategy, possess attractive growth potential and meet Pulitzer's objectives for after-tax cash flow. Management believes that Pulitzer's reputation, financial position, cash flow and conservative capital structure, among other factors, will assist New Pulitzer in pursuing acquisitions. New Pulitzer intends to seek out acquisition opportunities, with particular emphasis on small-to medium-sized markets.

     New Pulitzer believes that cost controls are an important tool in the management of media properties which are subject to significant fluctuations in advertising volume. New Pulitzer believes that prudent control of costs will permit it to respond quickly when positive operating conditions offer opportunities to expand market share and profitability and, alternatively, when deteriorating operating conditions require cost reductions to protect profitability. Pulitzer's disciplined budgeting process is one of the key elements in controlling costs. Pulitzer employs, and New Pulitzer will continue to employ, production technology in all of its media operations in order to minimize production costs and produce an attractive and timely news product for its readers.

     Pulitzer's newspaper operations are geographically diverse, placing Pulitzer in the Midwest, Southwest and Western regions of the United States. Due to the close relationship between economic activity and advertising volume, New Pulitzer believes that geographic diversity will provide New Pulitzer with valuable protection from regional economic variances.

PUBLISHING

     New Pulitzer intends to continue the tradition of reporting and editorial excellence that has resulted in Pulitzer's receiving 17 Pulitzer Prizes* over the years.

     Pulitzer publishes two major metropolitan daily newspapers, the St. Louis Post-Dispatch and The Arizona Daily Star. Both daily newspapers have weekly total market coverage sections that provide advertisers with market saturation, and both offer alternative delivery systems that provide advertisers with either targeted or total market coverage.


     The PCN Group's 12 daily community newspapers have a combined average daily circulation of approximately 162,000. The smaller markets served by these newspapers and their locations will provide New Pulitzer with further diversification and participation in several higher growth areas of the western United States. A strong focus on local reporting and editorial excellence is also considered the key to long-term success in these markets.


-------------------------

* Pulitzer Prizes are awarded annually at Columbia University by the Pulitzer Prize Board, an independent entity affiliated with the Columbia University School of Journalism, founded by the first Joseph Pulitzer.

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

     Pulitzer's publishing revenues are derived primarily from advertising and circulation, which averaged approximately 87 percent of Pulitzer's total publishing revenue over the last five years. Advertising rates and rate structures and resulting revenues vary among publications based, among other things, on circulation, type of advertising, local market conditions and competition. The following table provides a breakdown of Pulitzer's publishing revenues for the past five years.

                                                           YEARS ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                         1997        1996(1)         1995        1994(2)       1993(2)
                                         ----        -------         ----        -------       -------
                                                                (IN THOUSANDS)
Advertising:
  Retail.............................  $107,916      $ 91,373      $ 78,362      $ 88,450      $ 85,860
  General............................    10,466        10,123         7,645         7,830         7,154
  Classified.........................   109,435        90,443        75,925        84,738        75,670
                                       --------      --------      --------      --------      --------
       Total.........................   227,817       191,939       161,932       181,018       168,684
Circulation..........................    87,611        81,434        76,349        77,941        78,661
Other................................    42,541        35,723        31,107        45,820        42,801
                                       --------      --------      --------      --------      --------
       Total.........................  $357,969      $309,096      $269,388      $304,779      $290,146
                                       ========      ========      ========      ========      ========

-------------------------
(1) Revenue amounts for 1996 included a partial year of operations of Scripps League Newspapers, Inc. (subsequently renamed Pulitzer Community Newspapers, Inc.) following its acquisition on July 1, 1996.

(2) On December 22, 1994, Pulitzer sold its Chicago publishing subsidiary; the subsidiary's operating revenues are included in the above amounts for 1994 and 1993.

     ST. LOUIS POST-DISPATCH

     Founded in 1878 by the first Joseph Pulitzer, the Post-Dispatch has a long history of reporting and editorial excellence and innovation in newspaper publishing under the direction of the Pulitzer family. The Post-Dispatch is a morning daily and Sunday newspaper serving primarily the greater St. Louis metropolitan area. St. Louis is currently the 17th largest metropolitan statistical area in the United States with a population of approximately 2.6 million.

     Over the past several years, Pulitzer has taken a number of steps designed to strengthen the market position of the Post-Dispatch. In 1997, the Post-Dispatch completed an extensive redesign intended to make the newspaper more accessible and relevant to readers, and Pulitzer is continuing to make investments to enhance its news coverage capabilities and strengthen its circulation and advertising operations.

     The Post-Dispatch operates under an Agency Agreement, dated March 1, 1961, as amended (the "St. Louis Agency Agreement"), between Pulitzer and The Herald Company, Inc. (the "Herald Company") pursuant to which Pulitzer performs all activities relating to the day-to-day operations of the newspaper, but pursuant to which it must share one-half of the agency's operating income or one-half of the agency's operating loss with the Herald Company (the "St. Louis Agency"). The following table sets forth for the past five years certain circulation and advertising information for the Post-Dispatch and operating revenues for the

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

St. Louis Agency, all of which are included in Pulitzer's consolidated financial statements. See "Agency Agreements."


                                                             YEARS ENDED DECEMBER 31,
                                         ----------------------------------------------------------------
                                           1997          1996          1995          1994          1993
                                           ----          ----          ----          ----          ----
Post-Dispatch:
  Circulation(1):
     Daily (including Saturday)......     319,887       319,203       323,137       335,819       341,797
     Sunday..........................     530,442       540,434       545,882       555,488       564,761
Advertising linage (in thousands of
  inches):
  Retail.............................         841           819           880           912           913
  General............................          91           101            75            75            62
  Classified.........................       1,003         1,007         1,057         1,039           977
                                         --------      --------      --------      --------      --------
          Total......................       1,935         1,927         2,012         2,026         1,952
  Part run(2)........................         607           792           594           591           481
                                         --------      --------      --------      --------      --------
          Total inches...............       2,542         2,719         2,606         2,617         2,433
                                         ========      ========      ========      ========      ========
Operating revenues (in thousands):
  Advertising........................    $147,770      $137,054      $130,600      $125,704      $116,951
  Circulation........................      63,216        63,858        64,862        61,207        62,345
  Other(3)...........................      24,276        23,231        24,404        23,490        22,387
                                         --------      --------      --------      --------      --------
          Total......................    $235,262      $224,143      $219,866      $210,401      $201,683
                                         ========      ========      ========      ========      ========


-------------------------
(1) Amounts based on ABC Publisher's Statements for the twelve-month periods ended September 30.


(2) Part run inches represent advertisements that are published in selected copies (i.e., less than the full press run) of a daily edition of the newspaper to specifically target certain geographic locations. The advertisements typically appear in a special news and advertising section designed specifically for the targeted geographic locations.



(3) Primarily revenues from preprinted inserts.


     The Post-Dispatch has consistently been a leader in technological innovation in the newspaper industry. Pulitzer's commitment to the ongoing enhancement of its operating systems has enabled the Post-Dispatch to offer a continually improving product to both readers and advertisers while also realizing substantial savings in labor cost. New Pulitzer believes the Post-Dispatch has adequate facilities to sustain up to at least a 35 percent increase in daily circulation without incurring significant capital expenditures. The Post-Dispatch is in the process of upgrading and modifying its systems to make them "Year-2000" compatible, and expects to achieve full compliance during 1999.

     The Post-Dispatch is distributed primarily through independent home delivery carriers and single copy dealers. Home delivery accounted for approximately 76 percent of circulation for the daily Post-Dispatch and approximately 55 percent of circulation for the Sunday edition during 1997.

     THE ARIZONA DAILY STAR

     Founded in 1877, the Star is published in Tucson, Arizona, by Pulitzer's wholly-owned subsidiary, Star Publishing Company. Following the consummation of the Transactions, Star Publishing Company will be a wholly-owned subsidiary of New Pulitzer. The Star, a morning and Sunday newspaper, and the Tucson Citizen (the "Citizen"), an afternoon newspaper owned by Gannett Co., Inc. ("Gannett"), are southern Arizona's leading dailies. The Star and the Citizen are published through an agency operation (the "Tucson Agency") pursuant to an Agency Agreement, dated March 28, 1940, as amended and restated (the "Tucson Agency Agreement"), and have a combined weekday circulation of approximately 140,000. Tucson is currently the 69th largest metropolitan statistical area in the United States with a population of approximately 781,000.

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

     The Tucson Agency operates through TNI Partners, an agency partnership which is owned half by Pulitzer and half by Gannett. TNI Partners is responsible for all aspects of the business of the two newspapers other than editorial opinion and gathering and reporting news. Revenues and expenses are generally shared equally by the Star and the Citizen. Unlike the St. Louis Agency, Pulitzer's consolidated financial statements include only its share of the combined operating revenues and operating expenses of the two newspapers. See "Agency Agreements."

     As a result of the Tucson Agency, the financial performance of Pulitzer's Star Publishing Company subsidiary is directly affected by the operations and performance of both the Star and the Citizen.

     The following table sets forth certain information concerning circulation and combined advertising linage of the Star and the Citizen and Pulitzer's share of the operating revenues of the Star and the Citizen for the past five years.


                                                               YEARS ENDED DECEMBER 31,
                                              -----------------------------------------------------------
                                               1997         1996         1995         1994         1993
                                               ----         ----         ----         ----         ----
Circulation(1):
  Star daily..............................     96,101       96,198       97,134       98,050       96,926
  Citizen daily...........................     44,009       46,062       47,240       48,272       49,560
  Star Sunday.............................    175,659      178,820      180,170      179,652      175,321
Combined advertising linage (in thousands
  of inches):
  Full run (all zones)
     Retail...............................      1,587        1,499        1,565        1,565        1,675
     General..............................         51           45           49           50           45
     Classified...........................      1,713        1,684        1,682        1,608        1,462
                                              -------      -------      -------      -------      -------
          Total...........................      3,351        3,228        3,296        3,223        3,182
     Part run(2)..........................        264          201          171          116           98
                                              -------      -------      -------      -------      -------
          Total inches....................      3,615        3,429        3,467        3,339        3,280
                                              =======      =======      =======      =======      =======
Operating revenues (in thousands):
  Advertising.............................    $34,302      $31,765      $31,332      $28,459      $25,562
  Circulation.............................     11,023       11,194       11,487       11,434       11,065
  Other(3)................................      7,712        7,139        6,703        5,833        5,298
                                              -------      -------      -------      -------      -------
          Total...........................    $53,037      $50,098      $49,522      $45,726      $41,925
                                              =======      =======      =======      =======      =======


-------------------------
(1) Amounts for 1995 based on ABC Publisher's Statement for the 53 week period ended December 31. All other years based on ABC Publisher's Statements for the 52 week periods ended December 31.


(2) Part run inches represent advertisements that are published in selected copies (i.e., less than the full press run) of a daily edition of the newspaper to specifically target certain geographic locations. The advertisements typically appear in a special news and advertising section designed specifically for the targeted geographic locations.



(3) Primarily revenues from preprinted inserts.


     In 1997, the Star's daily edition accounted for approximately 69 percent of the combined daily circulation of the Tucson Agency publications. The Star's daily and Sunday editions accounted for approximately 60 percent of the agency's total advertising linage.

     The Star and the Citizen are printed at TNI Partners' modern, computerized facility equipped with two, eight-unit Metro offset presses. The writing, editing and composing functions have been computerized, increasing efficiency and reducing workforce requirements.

     PULITZER COMMUNITY NEWSPAPERS, INC.


     On July 1, 1996, Pulitzer acquired for approximately $216 million all the stock of Scripps League Newspapers, Inc. (subsequently renamed Pulitzer Community Newspapers, Inc.), a privately owned publisher of community newspapers which serve smaller markets, primarily in the West and Midwest. The PCN Group now includes 12 daily newspapers which publish morning or afternoon editions during the week and, generally, morning editions on the weekend. Home delivery through independent contract carriers accounts for the significant portion of each newspaper's circulation. With circulations ranging from approximately 31,000 to 5,000, the 12 daily newspapers in the PCN Group, ranked in order of daily circulation, are:



The Daily Herald.......................................    Provo, Utah
Santa Maria Times......................................    Santa Maria, California
The Napa Valley Register...............................    Napa, California
The World..............................................    Coos Bay, Oregon
The Hanford Sentinel...................................    Hanford, California
The Arizona Daily Sun..................................    Flagstaff, Arizona
Troy Daily News........................................    Troy, Ohio
The Daily Chronicle....................................    De Kalb, Illinois
The Daily Journal......................................    Park Hills, Missouri
The Garden Island......................................    Lihue, Hawaii
The Ravalli Republic...................................    Hamilton, Montana
The Daily News.........................................    Rhinelander, Wisconsin



     In addition, the PCN Group operates weekly newspapers in Petaluma, California and Farmington and Fredericktown, Missouri and two weekly newspaper groups in conjunction with the properties in Hanford and Santa Maria, California.


     The smaller markets served by the PCN Group are attractive because they generally have desirable demographic characteristics and above-average growth rates. Collectively, the PCN Group markets exceed U.S. averages in such key measures as annual household growth rate, average household income and average household wealth; in addition, the average median home value in these markets is nearly double the U.S. median average.

     Further, these markets, which are often not served by major metropolitan media, tend to be characterized by less media competition, which gives New Pulitzer an opportunity to sustain and expand market shares.

     For the year ended December 31, 1997, the PCN Group had consolidated operating revenues of approximately $69.7 million, of which advertising, preprints and circulation accounted for approximately 66 percent, 12 percent and 19 percent, respectively. For the six-month period ended December 31, 1996, the PCN Group had consolidated operating revenues of approximately $34.9 million, of which advertising, preprints and circulation accounted for approximately 67 percent, 11 percent and 18 percent, respectively.

     Pulitzer has recently made a significant investment in new computer systems which handle typesetting, editing and web publishing, as well as financial and statistical reporting, for its PCN Group properties. The standardized systems, which are "Year-2000" compatible, permit centralized maintenance and support.

     RELATED "NEW MEDIA" OPERATIONS

     Pulitzer has developed "new media" operations that are designed to enhance, complement and add value to its traditional newspaper publishing businesses by providing subscriber and advertiser services through various forms of electronic distribution, including electronic publishing, voice services delivered by phone, and electronic dissemination of information via the world wide web/Internet. Pulitzer's objective in these operations is to develop and expand its ability to provide advertisers access to a large and attractive online audience.

     Pulitzer is an Internet service provider as a central element of its strategy in both St. Louis and Tucson. Full access to each newspaper's "electronic publication" web site, as well as full Internet access, is provided on a subscription basis. The Star's service, StarNet (www.azstarnet.com), began operations in May, 1995 and had approximately 12,500 subscribers as of December 31, 1998. The service provided by the Post-Dispatch, POSTnet (www.stlnet.com), started in January 1996 and had approximately 16,400 subscribers as of December 31, 1998. The web sites provide access to current and archive material, including news, editorials and classified advertising, from each newspaper, as well as interactive Internet-specific enhancements such as message boards and chat rooms. Pulitzer is currently developing enhanced online services featuring the three major classified advertising categories -- automotive, real estate and help wanted.



     In addition, Pulitzer is a founding member of PAFET, a consortium of six newspaper companies that is pursuing a program of research and investment designed to help its members understand and participate in the opportunities and challenges that the new media provide for newspaper properties.


     ACQUISITION STRATEGY

     One of Pulitzer's primary growth strategies has been a disciplined and opportunistic acquisition program. In evaluating acquisition opportunities, Pulitzer requires that candidates must: (i) be in businesses related to Pulitzer's core publishing competencies; (ii) have strong cash flows; (iii) reflect its preference for small-to medium-sized markets that possess good growth or economic characteristics and, where possible, offer a clustering opportunity with respect to present or future properties; (iv) provide an opportunity for its disciplined management approach to add value; and (v) offer an attractive return on investment. Management of New Pulitzer intends to pursue a similar growth strategy.

     AGENCY AGREEMENTS

     Newspapers in approximately 15 cities operate under joint operating or agency agreements. Agency agreements generally provide for newspapers servicing the same market to share certain printing and other facilities and to pool certain revenues and expenses in order to decrease aggregate expenses and thereby allow the continuing operation of multiple newspapers serving the same market. The Newspaper Preservation Act of 1970 permits joint operating agreements between newspapers under certain circumstances without violation of the Federal antitrust laws.

     St. Louis Agency. An agency operation between Pulitzer and the Herald Company is conducted under the provisions of the St. Louis Agency Agreement. For many years, the Post-Dispatch was the afternoon and Sunday newspaper serving St. Louis, and the Globe-Democrat was the morning paper and also published a weekend edition. Although separately owned, from 1961 through February 1984, the publication of both the Post-Dispatch and the Globe-Democrat was governed by the St. Louis Agency Agreement. From 1961 to 1979, the two newspapers controlled their own news, editorial, advertising, circulation, accounting and promotion departments and Pulitzer managed the production and printing of both newspapers. In 1979, Pulitzer assumed full responsibility for advertising, circulation, accounting and promotion for both newspapers. In February 1984, after a number of years of unfavorable financial results at the St. Louis Agency, the Globe-Democrat was sold by the Herald Company and the St. Louis Agency Agreement was revised to eliminate any continuing relationship between the two newspapers and to permit the repositioning of the daily Post-Dispatch as a morning newspaper.

     Following the renegotiation of the St. Louis Agency Agreement at the time of the sale of the Globe-Democrat, the Herald Company retained the contractual right to half the profits or losses (as defined) of the operations of the St. Louis Agency, which from February 1984 forward consisted solely of the publication of the Post-Dispatch. The St. Louis Agency Agreement generally provides for the Herald Company to share half the cost of, and to share in a portion of the proceeds from the sale of, capital assets used in the production of the Post-Dispatch. Under the St. Louis Agency Agreement, Pulitzer supervises, manages and performs all activities relating to the day-to-day publication of the Post-Dispatch and is solely responsible for the news and editorial policies of the newspaper.

     The consolidated financial statements of Pulitzer include all the operating revenues and expenses of the St. Louis Agency. An agency adjustment is provided as an operating expense which reflects that portion of the operating income of the St. Louis Agency allocated to the Herald Company. Under the St. Louis Agency

Agreement, for fiscal 1997, 1996, 1995, 1994, and 1993, Pulitzer paid the Herald Company $19,450,000, $13,972,000, $12,502,000, $14,706,000, and $10,660,000,
respectively, for the Herald Company's share of the operating income of the St. Louis Agency. As a result of such agency adjustment, Pulitzer is, and during the term of the St. Louis Agency New Pulitzer will continue to be, entitled to half the profits (as defined) from the operations of the St. Louis Agency, the amount of which cannot be determined until the end of each fiscal year.

     The current term of the St. Louis Agency Agreement runs through December 31, 2034, following which either party may elect to renew the agreement for successive periods of 30 years each.


     Tucson Agency. The Tucson Agency Agreement has, since 1940, governed the joint operations of the Star and Citizen. For financial reporting purposes, the operations of the Tucson Agency are reflected in Pulitzer's consolidated financial statements differently from the operations of the St. Louis Agency. The consolidated financial statements of Pulitzer include only Pulitzer's share of the combined revenues, operating expenses and income of the Star and Citizen. TNI Partners, Inc. ("TNI Partners"), as agent for Pulitzer and Gannett, is responsible for advertising and circulation, printing and delivery and collection of all revenues of the Star and the Citizen. The Board of Directors of TNI Partners presently consists of three directors chosen by Pulitzer and three chosen by Gannett. Budgetary, personnel and other non-news and editorial policy matters, such as advertising and circulation policies and rates or prices, are determined by the Board of Directors of TNI Partners. Each newspaper is responsible for its own news and editorial content. Revenues and expenses are recorded by TNI Partners, and the resulting profit is generally split 50-50 between Pulitzer and Gannett. Both partners have certain administrative costs which are borne separately. As a result of the Tucson Agency, the Star and the Citizen benefit from increases and can be adversely affected by decreases in each other's circulation.


     The Tucson Agency Agreement runs through June 1, 2015, and contains renewal provisions for successive periods of 25 years each.

     COMPETITION

     Pulitzer's publications compete for readership and advertising revenues in varying degrees with other metropolitan, suburban, neighborhood and national newspapers and other publications as well as with television, radio, cable, Internet, online services and other new media technologies, direct mail, yellow page directories, billboards and other news and advertising media. Competition for advertising is based upon circulation levels, readership demographics, price and advertiser results, while competition for circulation is generally based upon the content, journalistic quality and price of the publication. In St. Louis and its surrounding suburban communities, the Post-Dispatch's closest print competition for circulation and advertising revenues includes paid suburban daily newspapers as well as a chain of community newspapers and shoppers. These community newspapers and shoppers target selected geographic markets throughout the St. Louis metropolitan area.

     Due to the agency relationship existing in Tucson, the Star and the Citizen cannot be viewed as competitors for advertising or circulation revenues. The Star and the Citizen compete primarily against other media and against Phoenix-area and suburban, neighborhood and national newspapers and other publications.

     EMPLOYEE RELATIONS

     The Post-Dispatch has contracts with substantially all of its production unions, with expiration dates ranging from February 1999 through February 2010. In addition, the Post-Dispatch has a multi-year contract with the St. Louis Newspaper Guild which expires in January 2003. All of the Post-Dispatch labor contracts contain no strike provisions.


     TNI Partners' contract with Tucson Graphic Communications Union Local No. 212, covering certain pressroom employees, expired on December 31, 1998. While negotiating a new contract, the union is operating under the provisions of the old agreement. Historically, this contract has been renegotiated for a one-year term each January. Pulitzer expects such a renewal for 1999.

     RAW MATERIALS


     Pulitzer's newspaper operations are significantly impacted by the cost of newsprint which accounted for approximately 20 percent of the total 1997 operating expenses. During 1997, Pulitzer used approximately 100,900 metric tons of newsprint in its production process at a total cost of approximately $56.8 million. Consumption at the Post-Dispatch represented approximately 72,600 metric tons of Pulitzer's total newsprint usage in 1997. In the last five years, Pulitzer's average cost per ton of newsprint has varied from a low of $452 per metric ton in 1994 to a high of $675 per metric ton in 1995. For the first nine months of 1998, Pulitzer's average cost for newsprint was approximately $590 per metric ton, compared to approximately $555 per metric ton in 1997. A price increase to $615 per metric ton on September 1, 1998 was subsequently rescinded by all of Pulitzer's newsprint suppliers. As a result, Pulitzer expects its cost of newsprint for the fourth quarter of 1998 to be in the range of $580 to $590 per metric ton. In the fourth quarter of 1997, Pulitzer's average cost of newsprint was approximately $585 per metric ton.


     The Post-Dispatch obtains the newsprint necessary for its operations from five separate mills, three of which are located in Canada and two in the United States. The Post-Dispatch has guaranteed the future supply of certain volume levels through long-term agreements with two of its newsprint suppliers. Pulitzer believes that the absence of long-term agreements with the remaining three newsprint suppliers will not affect Pulitzer's ability to obtain newsprint at competitive prices.

     Pulitzer acquired five newsprint contracts with the purchase of the PCN Group in 1996. Combined with the tonnage purchased for the Post-Dispatch, Pulitzer has been able to leverage its pricing power to obtain the best price available for the PCN Group, and to assure adequate supplies for all locations.

     TNI Partners obtains the newsprint necessary for the Tucson Agency's operations pursuant to an arrangement with Gannett, the owner of the Citizen. Gannett purchases newsprint on behalf of TNI Partners under various contractual arrangements and agreements. Newsprint is also purchased on the spot market.

     EMPLOYEES


     At December 31, 1998, Pulitzer's publishing operations had approximately 2,200 full-time employees. In St. Louis, a majority of the approximately 1,200 full-time employees engaged in publishing are represented by unions. Pulitzer considers its relationship with its employees to be good.

ITEM 2. FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA


     Selected Historical Financial Data of Pulitzer. The following table sets forth selected consolidated historical financial data for each of the five years in the period ended December 31, 1997 and for the nine-month periods ended September 30, 1998 and 1997 for Pulitzer. Such data have been derived from, and should be read in conjunction with, Pulitzer's consolidated financial statements and notes thereto included in Item 13 of this Registration Statement on Form 10/A. The historical amounts below include the operations of both the publishing and related new media businesses that will continue as New Pulitzer after the Spin-off and the Broadcasting Business that will be acquired by Hearst-Argyle through the Merger.



                                      FOR THE
                                 NINE MONTHS ENDED
                                         OR
                                AS OF SEPTEMBER 30,             FOR THE YEARS ENDED OR AS OF DECEMBER 31,
                                --------------------    ----------------------------------------------------------
                                  1998        1997        1997      1996(E)     1995(G)     1994(A)     1993(A)(H)
                                  ----        ----        ----      -------     -------     -------     ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT
  DATA:
  Operating revenues -- net...  $448,888    $428,648    $584,985    $534,088    $472,327    $485,579     $426,985
                                --------    --------    --------    --------    --------    --------     --------
OPERATING EXPENSES:
  Operations..................   165,980     157,939     214,935     205,885     190,013     191,570      180,998
  Selling, general and
    administrative............   144,720     140,447     190,429     172,838     155,996     174,239      163,578
  St. Louis Agency
    adjustment................    15,926      14,749      19,450      13,972      12,502      14,706       10,660
  Depreciation and
    amortization..............    26,750      27,435      36,454      31,102      27,150      30,486       23,792
                                --------    --------    --------    --------    --------    --------     --------
    Total operating
      expenses................   353,376     340,570     461,268     423,797     385,661     411,001      379,028
                                --------    --------    --------    --------    --------    --------     --------
  Operating income............    95,512      88,078     123,717     110,291      86,666      74,578       47,957
  Interest income.............     3,541       3,476       4,652       4,522       5,203       1,971        1,090
  Interest expense............   (10,255)    (12,553)    (16,081)    (13,592)    (10,171)    (12,009)      (9,823)
  Gain on sale of
    properties(a).............                                                                 2,791
  Net other expense(b)........    (1,303)       (867)     (1,203)     (5,449)     (2,330)     (1,461)      (1,011)
                                --------    --------    --------    --------    --------    --------     --------
  Income before provision for
    income taxes and
    cumulative effects of
    changes in accounting
    principles................    87,495      78,134     111,085      95,772      79,368      65,870       38,213
  Provision for income
    taxes.....................    35,422      31,735      45,057      38,272      30,046      25,960       15,260
                                --------    --------    --------    --------    --------    --------     --------
  Income before cumulative
    effects of changes in
    accounting principles.....    52,073      46,399      66,028      57,500      49,322      39,910       22,953
  Cumulative effects of
    changes in accounting
    principles, net of
    tax(c)....................                                                                  (719)         360
                                --------    --------    --------    --------    --------    --------     --------
    Net income................  $ 52,073    $ 46,399    $ 66,028    $ 57,500    $ 49,322    $ 39,191     $ 23,313
                                ========    ========    ========    ========    ========    ========     ========
PER SHARE DATA(D)(F):
BASIC EARNINGS PER SHARE OF
  STOCK:
  Earnings per share before
    cumulative effects of
    changes in accounting
    principles................  $   2.33    $   2.10    $   2.99    $   2.62    $   2.26    $   1.84     $   1.13
  Cumulative effects of
    changes in accounting
    principles(c).............                                                                 (0.03)        0.02
                                --------    --------    --------    --------    --------    --------     --------
  Earnings per share..........  $   2.33    $   2.10    $   2.99    $   2.62    $   2.26    $   1.81     $   1.15
                                ========    ========    ========    ========    ========    ========     ========
  Weighted average number of
    shares outstanding........    22,343      22,088      22,110      21,926      21,800      21,655       20,371
                                ========    ========    ========    ========    ========    ========     ========

                                      FOR THE
                                 NINE MONTHS ENDED
                                         OR
                                AS OF SEPTEMBER 30,             FOR THE YEARS ENDED OR AS OF DECEMBER 31,
                                --------------------    ----------------------------------------------------------
                                  1998        1997        1997      1996(E)     1995(G)     1994(A)     1993(A)(H)
                                  ----        ----        ----      -------     -------     -------     ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
DILUTED EARNINGS PER SHARE OF
  STOCK:
  Earnings per share before
    cumulative effects of
    changes in accounting
    principles................  $   2.29    $   2.07    $   2.94    $   2.58    $   2.23    $   1.83     $   1.11
  Cumulative effects of
    changes in accounting
    principles(c).............                                                                 (0.03)        0.02
                                --------    --------    --------    --------    --------    --------     --------
  Earnings per share..........  $   2.29    $   2.07    $   2.94    $   2.58    $   2.23    $   1.80     $   1.13
                                ========    ========    ========    ========    ========    ========     ========
  Weighted average number of
    shares outstanding........    22,726      22,427      22,452      22,273      22,097      21,822       20,609
                                ========    ========    ========    ========    ========    ========     ========
Dividends per share of common
  stock and Class B common
  stock.......................  $   0.45    $   0.39    $   0.52    $   0.46    $   0.41    $   0.35     $   0.32
                                ========    ========    ========    ========    ========    ========     ========
CONSOLIDATED BALANCE SHEET
  DATA:
  Working capital.............  $134,881    $ 86,900    $ 99,322    $ 95,330    $128,853    $ 96,729     $ 60,688
  Total assets................   714,886     673,061     682,956     683,851     495,073     468,312      461,618
  Long-term debt, less current
    maturities................   160,000     186,705     172,705     235,410     114,500     128,750      161,920
  Stockholders' equity........   355,938     287,929     310,777     249,937     198,771     155,019      122,143


-------------------------

(a) In 1994, the gain on the sale of Pulitzer's Chicago publishing subsidiary added $1,051 (after tax) to net income ($0.05 per share); the subsidiary's operating results are included in 1993 and 1994 through the sale on December 22, 1994.


(b) In 1996, a joint venture investment of $2,700 was written off resulting in an after-tax charge of $1,600 or $0.07 per share.


(c) Effective January 1, 1994, Pulitzer adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." Effective January 1, 1993, Pulitzer adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which recalculated deferred income taxes at the lower 34% federal statutory rate as opposed to the higher tax rates which were in effect when the deferred income taxes originated.



(d) In 1996, shares outstanding, dividends per share and earnings per share were adjusted for 1996 and restated for 1995, 1994 and 1993 to reflect the impact of a four-for-three stock split (payable in the form of a 33 1/3% Pulitzer common stock and Pulitzer Class B common stock dividend) declared by Pulitzer on September 12, 1996.



(e) The year 1996 included a partial year of operation of Scripps League Newspapers, Inc. (subsequently renamed Pulitzer Community Newspapers, Inc.) following its acquisition on July 1, 1996.



(f) In 1994, shares outstanding, dividends per share and earnings per share were adjusted for 1994 and restated for 1993 to reflect the impact of a five-for-four stock split (payable in the form of a 25% Pulitzer common stock and Pulitzer Class B common stock dividend) declared by Pulitzer on January 4, 1995.



(g) Pulitzer's fiscal year ends on the last Sunday of the calendar year, which in 1995 resulted in a 53-week year.



(h) The year 1993 included a partial year of operations for WESH-TV and KCCI-TV, acquired on June 30, 1993 and September 9, 1993, respectively.



     Unaudited Pro Forma Condensed Consolidated Financial Statements. The following unaudited pro forma condensed statement of consolidated financial position as of September 30, 1998 and the unaudited pro forma condensed statements of consolidated income for the nine months ended September 30, 1998 and for the year ended December 31, 1997 give effect to the Spin-off, the Merger and related transactions described in this Registration Statement on Form 10/A. See "Item 1 -- Business -- Introduction". The pro forma condensed statement of consolidated financial position is presented as if the Spin-off, the Merger and related transactions had occurred on September 30, 1998, and the pro forma condensed statements of consolidated income are presented as if the Spin-off, the Merger and related transactions had occurred as of the beginning of the periods presented. The "Pulitzer As Adjusted" amounts show the effects on reported results of operations and financial position of Pulitzer assuming the proposed Spin-off and Merger were consummated, and, as a result, the Broadcasting Business was presented as discontinued operations. These financial statements are presented on a pro forma basis pending the occurrence of the event that would establish the measurement date for treatment of the Broadcasting Business as discontinued operations, namely the approval of the Spin-off, Merger and related stockholder proposals by Pulitzer's stockholders. The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the Spin-off, the Merger and related transactions actually occurred on the dates assumed nor is it necessarily indicative of the future consolidated results of operations.



     Several of the pro forma adjustments included herein are computed based upon the closing share prices for Pulitzer's common stock and, in one adjustment, Hearst-Argyle's Series A common stock. Depending on the share prices of Pulitzer's common stock and Hearst-Argyle's Series A common stock near and/or on the dates of the Spin-off and Merger, the actual amounts may differ significantly from the pro forma adjustments. Disclosures are included in each of the notes to these pro forma adjustments to provide a range of possible results for changes in the share prices of Pulitzer's common stock and Hearst-Argyle's Series A common stock.



     The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Pulitzer, included in Item 13 of this Registration Statement on Form 10/A.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



                   UNAUDITED PRO FORMA CONDENSED STATEMENT OF


                        CONSOLIDATED FINANCIAL POSITION


                            AS OF SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                                                      PRO FORMA
                                                                 ---------------------------------------------------
                                                                                   DIVESTITURE OF
                                                    PULITZER      ADDITIONS           PULITZER
                                                   HISTORICAL    (DEDUCTIONS)      BROADCASTING(J)      NEW PULITZER
                                                   ----------    ------------      ---------------      ------------
ASSETS
Current Assets:
  Cash and cash equivalents....................    $ 107,291      $ 700,000(a)        $  (7,625)(k)       $526,109
                                                                   (174,793)(b)
                                                                    (21,800)(b)
                                                                    (33,600)(c)
                                                                      5,000(d)
                                                                          0(e)
                                                                    (40,369)(f)
                                                                     (7,995)(g)
  Accounts receivable -- net...................       78,663             --             (41,770)(k)         36,893
  Other........................................       21,474             --             (11,688)(k)          9,786
                                                   ---------      ---------           ---------           --------
    Total Current Assets.......................      207,428        426,443             (61,083)           572,788
                                                   ---------      ---------           ---------           --------
Properties -- net..............................      163,663             --             (82,806)            80,857
Intangibles -- net.............................      277,148             --             (96,744)           180,404
Receivable from The Herald Company.............       37,339             --                  --             37,339
Other assets...................................       29,308         (3,400)(c)          (2,756)            49,004
                                                                     (5,000)(d)
                                                                     30,852(h)
                                                   ---------      ---------           ---------           --------
    Total Assets...............................    $ 714,886      $ 448,895           $(243,389)          $920,392
                                                   =========      =========           =========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt..............    $  12,705      $ (12,705)(b)       $      --           $     --
Interest payable...............................        2,088         (2,088)(b)              --                 --
Other..........................................       57,754             --             (20,083)(k)         37,671
                                                   ---------      ---------           ---------           --------
    Total Current Liabilities..................       72,547        (14,793)            (20,083)            37,671
                                                   ---------      ---------           ---------           --------
Long-term Debt.................................      160,000        700,000(a)         (700,000)                --
                                                                   (160,000)(b)
Postretirement and Postemployment
  Benefit Obligations..........................       91,495             --              (2,711)            88,784
Other Long-term Liabilities....................       34,906          4,838(f)           (9,134)            34,715
                                                                      4,105(g)
Commitments and contingencies(l)...............                          --
Stockholders' Equity:
  Common stock.................................           71             --                  --                 71
  Class B common stock.........................          271           (117)(i)              --                154
  Additional paid-in capital...................      142,077        (37,000)(c)         488,539            405,760
                                                                          0(e)
                                                                   (187,856)(i)
Retained earnings..............................      401,492        (21,800)(b)              --            353,237
                                                                    (45,207)(f)
                                                                    (12,100)(g)
                                                                     30,852(h)
Treasury stock.................................     (187,973)       187,973(i)               --                 --
                                                   ---------      ---------           ---------           --------
    Total Stockholders' Equity.................      355,938        (85,255)            488,539            759,222
                                                   ---------      ---------           ---------           --------
    Total Liabilities and Equity...............    $ 714,886      $ 448,895           $(243,389)          $920,392
                                                   =========      =========           =========           ========



            See Notes to Unaudited Pro Forma Condensed Statement of


            Consolidated Financial Position on the following pages.

NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED FINANCIAL POSITION



(a) To record the borrowing of $700 million of new debt by Pulitzer. This new debt will be assumed by Hearst-Argyle in the Merger.



(b) To record the prepayment of Pulitzer's existing debt ($172.7 million) and related interest payable ($2.1 million). In connection with the debt prepayment, a prepayment penalty based on current interest rates and remaining years to maturity will be payable to the lender. For purposes of this pro forma, a prepayment penalty of $21.8 million was computed assuming a prepayment date of December 31, 1998. This will be reflected as an extraordinary charge in Pulitzer's financial statements in the period incurred. The actual prepayment penalty may be higher or lower depending primarily on interest rate levels on the date of the debt prepayment.



(c) To record the payment of estimated professional fees of $37 million related to the Spin-off and Merger. These fees will be recorded as a reduction in the contribution to New Pulitzer at the time of the Spin-off and Merger. As of September 30, 1998, approximately $3.4 million of fees had been paid and recorded as a deferred charge in "Other Assets."



(d) To record Hearst-Argyle's acquisition, separate from the Merger, of Pulitzer's investment in the Arizona Diamondbacks Major League Baseball franchise for $5 million.



(e) To the extent a gain is generated by the Spin-off and Merger, a corporate-level income tax ("Spin-off Tax") will be due. The gain is measured by the excess, if any, of the fair market value of the New Pulitzer Stock distributed by Pulitzer to its stockholders in the Spin-off over Pulitzer's adjusted tax basis in such New Pulitzer Stock immediately prior to the distribution. For purposes of this pro forma, the fair market value of the New Pulitzer Stock was estimated as the difference between the closing price of Pulitzer's common stock on December 31, 1998 ($86.63) and an estimate of the fair market value for the Broadcasting Business of $54.32 per share. The fair market value for the Broadcasting Business was estimated based upon the fixed number of shares of Hearst-Argyle's Series A common stock (37,096,774 shares) that will be exchanged for Pulitzer's common stock and Class B common stock (22,536,412 shares at December 31, 1998) and the closing price of Hearst-Argyle's Series A common stock on December 31, 1998 ($33.00) (i.e., 37,096,774 shares multiplied by $33.00 per share divided by 22,536,412 shares equals $54.32). Using a fair market value of $32.31 (the excess of $86.63 over $54.32) per common share for the New Pulitzer Stock, no gain (or tax) would result from the Spin-off and the Merger because the adjusted tax basis of the New Pulitzer Stock would be approximately $34.20 per share.

     The following table illustrates the calculation of several Spin-off Tax estimates under various common stock closing prices for Pulitzer and Hearst-Argyle:



                                                                        FOR THE MONTH ENDED DECEMBER 31,
                                                                                      1998
                                                       AS OF            --------------------------------
                                                  JANUARY 19, 1999           HIGH               LOW
                                                  ----------------           ----               ---
    Closing price of Pulitzer's common stock....   $        85.19       $        86.63      $      76.63
                                                   --------------       --------------      ------------
    Estimated fair market value for Broadcasting
      Business:
      Hearst-Argyle shares to be exchanged for
         Pulitzer shares........................       37,096,774           37,096,774        37,096,774
      Closing price of Hearst-Argyle common
         stock..................................   $        30.94       $        33.00      $      24.38
                                                   --------------       --------------      ------------
      Estimated fair market value...............   $1,147,774,188       $1,224,193,542      $904,419,350
      Divide by the number of shares of Pulitzer
         common stock outstanding on December
         31, 1998...............................       22,536,412           22,536,412        22,536,412
                                                   --------------       --------------      ------------
      Estimated fair market value per share for
         Broadcasting Business..................   $        50.93       $        54.32      $      40.13
                                                   --------------       --------------      ------------
    Estimated fair market value per share for
      New Pulitzer Stock........................   $        34.26       $        32.31      $      36.50
    Estimated tax basis per share for New
      Pulitzer Stock............................   $        34.25       $        34.20      $      34.52
                                                   --------------       --------------      ------------
    Estimated gain (loss) per share from
      Spin-off..................................   $         0.01       $        (1.89)     $       1.98
    Estimated number of shares of New Pulitzer
      Stock at the time of the Spin-off (based
      upon the number of shares of Pulitzer's
      common stock outstanding on December 31,
      1998).....................................       22,536,412           22,536,412        22,536,412
                                                   --------------       --------------      ------------
    Estimated gain (loss) from Spin-off.........   $      225,364       $  (42,593,819)     $ 44,622,096
    Estimated U.S. federal and state income tax
      rate......................................              39%                  39%               39%
                                                   --------------       --------------      ------------
    Estimated Spin-off Tax......................   $       87,892                  N/A      $ 17,402,617
                                                   ==============       ==============      ============



     The above amounts are estimates provided to show the range of possible results based upon historical price per share data for Pulitzer and Hearst-Argyle. The actual gain and related income tax will depend on the fair market value of, and Pulitzer's adjusted tax basis in, the New Pulitzer Stock at the time of the Spin-off.



(f) To record the redemption of all outstanding stock options, whether or not vested, at the time of the Merger. The cash-out value ("Cash-out Value") will be equal to the difference between the option exercise price and the average daily closing price of Pulitzer's common stock for the 10 trading days immediately prior to the date of the Merger (the "Cash-Out Measurement Period"). The pro forma adjustment was computed using data as of December 31, 1998 including 876,873 options outstanding, a weighted average exercise price of $35.07 and a closing price of $86.63 for Pulitzer's common stock. Payment of approximately $4.8 million of the approximate total $45.2 million cash-out value will be deferred and has been recorded in "Other Long-term Liabilities." Based upon the number of options outstanding on December 31, 1998, for every $1.00 change in the Cash-out Value, the total cash-out value of all outstanding stock options will change by approximately $877,000. The actual cash-out value may be higher or lower depending on the closing price of Pulitzer's common stock over the Cash-Out Measurement Period and the number of shares of Pulitzer's common stock underlying stock options then outstanding.



(g) To record management bonuses related to the Merger. The pro forma adjustment includes both fixed payments (approximately $9.9 million) that are contractually due upon the closing of the Merger and discretionary payments (approximately $2.2 million) that may be awarded by the Compensation Committee of Pulitzer's Board of Directors. Payment of approximately $4.1 million of the total $12.1 million pro forma adjustment will be deferred and has been recorded in "Other Long-term Liabilities."



(h) To record changes in deferred tax assets, assuming a U.S. federal and state income tax rate of 39%, due to the impact of the following adjustments:



                       Prepayment penalty (note
                       (b))                       $21,800


                       Stock option cash-out (note
                       (f))                        45,207


                       Management bonuses (note
                       (g))                        12,100



(i) To record the elimination of Pulitzer's common stock and Class B common stock held in treasury, as such shares will be cancelled without the payment of consideration therefor in connection with the Spin-off.



(j) To record the divestiture of the net liabilities of the Broadcasting Business, including the new debt of $700 million which will be assumed by Hearst-Argyle and the working capital adjustment related to the Merger (see note (k) below).



(k) To record the estimated working capital adjustment related to the Merger. Pursuant to the Merger Agreement, a cash payment is required by either Hearst-Argyle or Pulitzer for the difference between $41 million and the working capital balance of the Broadcasting Business on the date of the Merger. Based upon the Broadcasting Business' working capital balance of approximately $33.4 million as of September 30, 1998, a payment of approximately $7.6 million would be due Hearst-Argyle from Pulitzer. The actual working capital adjustment may be higher or lower depending on the Broadcasting Business' working capital balance on the date of the Merger. For tax purposes, a payment by either Pulitzer or Hearst-Argyle to the other will be treated as having been made immediately prior to the Spin-off and thus may reduce or increase Pulitzer's taxable gain upon the Spin-off (see note (e) above).



(l)In connection with the September 1986 purchase of Pulitzer's Class B common stock from certain selling stockholders (the "1986 Selling Stockholders"), Pulitzer agreed, under certain circumstances, to make an additional payment to the 1986 Selling Stockholders in the event of a Gross-Up Transaction (as defined herein). A "Gross-Up Transaction" was defined to mean, among other transactions, (i) any merger, in any transaction or series of related transactions, of more than 85% of the voting securities or equity of Pulitzer pursuant to which holders of Pulitzer's common stock receive securities other than Pulitzer common stock and (ii) any recapitalization, dividend or distribution, or series of related recapitalizations, dividends or distributions, in which holders of Pulitzer's common stock receive securities (other than Pulitzer common stock) having a Fair Market Value (as defined herein) of not less than 33 1/3% of the Fair Market Value of the shares of Pulitzer common stock immediately prior to such transaction. The amount of the additional payment, if any, would equal (x) the product of (i) the amount by which the Transaction Proceeds (as defined herein) exceeds the Imputed Value (as defined herein) multiplied by (ii) the applicable percentage (i.e., 50% for the period from May 13, 1996 through May 12, 2001) multiplied by
   (iii) the number of shares of Pulitzer common stock issuable upon conversion of the shares of Pulitzer Class B common stock owned by the 1986 Selling Stockholders, adjusted for, among other things, stock dividends and stock splits; less (y) the sum of any additional payments previously received by the 1986 Selling Stockholders; provided, however, that in the event of any recapitalization, dividend or distribution, the amount by which the Transaction Proceeds exceeds the Imputed Value shall not exceed the amount paid or distributed pursuant to such recapitalization, dividend or distribution in respect of one share of Pulitzer common stock. The term "Transaction Proceeds" was defined to mean, in the case of a merger, the aggregate Fair Market Value (as defined herein) of the consideration received pursuant thereto by the holder of one share of Pulitzer common stock, and, in the case of a recapitalization, dividend or distribution, the aggregate Fair Market Value of the amounts paid or distributed in respect of one share of Pulitzer common stock plus the aggregate Fair Market Value of one share of Pulitzer common stock following such transaction. The "Imputed Value" for one share of Pulitzer common stock on a given date was defined to mean an amount equal to $28.82 compounded annually from May 12, 1986 to such given date at the rate of 15% per annum, the result of which is $154.19 at May 12, 1998. There was no specific provision for adjustment of the $28.82 amount, but if it were adjusted to reflect all stock dividends and stock splits of Pulitzer since September 30, 1986, it would now equal $15.72, which if compounded annually from May 12, 1986 at the rate of 15% per annum would now equal $84.11. "Fair Market Value," in the case of any consideration other than cash received in a Gross-Up Transaction, was defined to mean the fair market value thereof as agreed to by a valuation firm selected by Pulitzer and a valuation firm selected by the 1986 Selling Stockholders, or, if the two valuation firms do not agree on the fair market value, the fair market value of such consideration as determined by a third valuation firm chosen by the two previously selected valuation firms. Any such agreement or determination shall be final and binding on the parties. As a result of the foregoing, the amount of additional payments, if any, that may be payable by New Pulitzer with respect to the Merger and the distribution of New Pulitzer Stock in the Spin-off (the "Distribution") cannot be determined at this time. However, if the Distribution were determined to be a Gross-Up Transaction and if the Fair Market Value of the Transaction Proceeds with respect to the Merger and the Distribution were determined to exceed the Imputed Value, then the additional payments to the 1986 Selling Stockholders would equal approximately $5.9 million for each $1.00 by which the Transaction Proceeds exceed the Imputed Value. Accordingly, depending on the ultimate resolution of the meaning and application of various provisions of the Gross-Up Transaction agreements, including the determination of Imputed Value and Fair Market Value of the Transaction Proceeds, in the opinion of Pulitzer's management, the amount of an additional payment, if any, could be material to the consolidated financial statements of Pulitzer.



     The following table illustrates the calculation of potential additional payments under the Gross-up Transaction agreements, assuming, among other things, a determination of a Gross-up Transaction, an Imputed Value of $84.11 and a Fair Market Value of Transaction Proceeds of various amounts above and below $84.11.

                                                                           FOR THE PERIOD MAY 25, 1998
                                            FOR THE MONTH ENDED           (DATE OF MERGER PRESS RELEASE)
                                             DECEMBER 31, 1998              THROUGH DECEMBER 31, 1998
                                        ----------------------------      ------------------------------
                                           HIGH              LOW              HIGH              LOW
                                           ----              ---              ----              ---
    Fair Market Value of Transaction
      Proceeds (using high and low
      closing prices of Pulitzer's
      common stock)...................  $     86.63      $     76.63      $     89.25       $     64.94
    Less Imputed Value (assumes
      adjustment to reflect stock
      dividends and stock splits since
      1986)...........................  $     84.11      $     84.11      $     84.11       $     84.11
                                        -----------      -----------      -----------       -----------
    Transaction Proceeds in excess of
      Imputed Value...................  $      2.52              n/a      $      5.14               n/a
    Multiply by applicable
      percentage......................          50%              50%              50%               50%
    Multiply by the number of shares
      of Pulitzer's common stock
      issuable upon conversion of the
      shares of Pulitzer's Class B
      common stock owned by the 1986
      Selling Stockholders, adjusted
      for stock dividends and stock
      splits since 1986...............   11,700,850       11,700,850       11,700,850        11,700,850
                                        -----------      -----------      -----------       -----------
    Additional payment to the 1986
      Selling Stockholders............  $14,743,071      $         0      $30,071,185       $         0
                                        ===========      ===========      ===========       ===========



     If the Imputed Value is determined to be $154.19 instead of $84.11, no additional payment to the 1986 Selling Stockholders would be required under any of the above calculations.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



         UNAUDITED PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED INCOME


                          YEAR ENDED DECEMBER 31, 1997


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                              HISTORICAL                                        PRO FORMA
                                  -------------------------------------------------------------------    ------------------------
                                                     DISCONTINUED OPERATIONS(A)
                                              ----------------------------------------
                                                PULITZER       ADDITIONS                   PULITZER       ADDITIONS        NEW
                                  PULITZER    BROADCASTING    (DEDUCTIONS)    SUBTOTAL    AS ADJUSTED    (DEDUCTIONS)    PULITZER
                                  --------    ------------    ------------    --------    -----------    ------------    --------
Operating revenues -- net.....    $584,985      $227,016                      $227,016     $357,969                      $357,969
Operating expenses:
  Operations..................     214,935        69,205                        69,205      145,730                       145,730
  Selling, general and
    administrative............     190,429        55,885         (3,701)(b)     52,184      138,245          45,207(c)    195,552
                                                                                                             12,100(d)
  St. Louis Agency
    adjustment................      19,450            --                            --       19,450                        19,450
  Depreciation and
    amortization..............      36,454        23,447                        23,447       13,007                        13,007
                                  --------      --------         ------       --------     --------        --------      --------
      Total operating
        expenses..............     461,268       148,537         (3,701)       144,836      316,432          57,307       373,739
                                  --------      --------         ------       --------     --------        --------      --------
Operating income..............     123,717        78,479          3,701         82,180       41,537         (57,307)      (15,770)
Interest income...............       4,652            10                            10        4,642                         4,642
Interest expense..............     (16,081)      (16,081)                      (16,081)          --                            --
Net other expense.............      (1,203)           --                                     (1,203)                       (1,203)
                                  --------      --------         ------       --------     --------        --------      --------
Income from continuing
  operations before provision
  for income taxes............     111,085        62,408          3,701         66,109       44,976         (57,307)      (12,331)
Provision for income taxes
  (benefits)..................      45,057        24,387          1,444(e)      25,831       19,226         (22,350)(e)    (3,124)
                                  --------      --------         ------       --------     --------        --------      --------
Income from continuing
  operations..................      66,028        38,021          2,257         40,278       25,750         (34,957)       (9,207)
Income from discontinued
  operations..................          --                                                   40,278         (40,278)
                                  --------                                                 --------        --------      --------
Net income (loss).............    $ 66,028                                                 $ 66,028        $(75,235)     $ (9,207)
                                  ========                                                 ========        ========      ========
Basic earnings per share of
  stock:
  Income from continuing
    operations................    $   2.99                                                 $   1.17                      $  (0.42)
  Income from discontinued
    operations................          --                                                     1.82                            --
                                  --------                                                 --------                      --------
  Earnings (loss) per share...    $   2.99                                                 $   2.99                      $  (0.42)
                                  ========                                                 ========                      ========
  Weighted average number of
    shares outstanding........      22,110                                                   22,110                        22,110
                                  ========                                                 ========                      ========
Diluted earnings per share of
  stock:
  Income from continuing
    operations................    $   2.94                                                 $   1.15                      $  (0.41)
  Income from discontinued
    operations................          --                                                     1.79                            --
                                  --------                                                 --------                      --------
  Earnings (loss) per share...    $   2.94                                                 $   2.94                      $  (0.41)
                                  ========                                                 ========                      ========
  Weighted average number of
    shares outstanding........      22,452                                                   22,452                        22,452
                                  ========                                                 ========                      ========



            See Notes to Unaudited Pro Forma Condensed Statements of


                  Consolidated Income on the following pages.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



         UNAUDITED PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED INCOME


                      NINE MONTHS ENDED SEPTEMBER 30, 1998


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                           HISTORICAL                                          PRO FORMA
                              ---------------------------------------------------------------------    --------------------------
                                                  DISCONTINUED OPERATIONS(A)
                                          ------------------------------------------
                                            PULITZER       ADDITIONS                     PULITZER       ADDITIONS          NEW
                              PULITZER    BROADCASTING    (DEDUCTIONS)      SUBTOTAL    AS ADJUSTED    (DEDUCTIONS)      PULITZER
                              --------    ------------    ------------      --------    -----------    ------------      --------
Operating
  revenues -- net.........    $448,888      $173,681                        $173,681     $275,207                        $275,207
Operating expenses:
  Operations..............     165,980        54,313                          54,313      111,667                         111,667
  Selling, general and
    administrative........     144,720        41,633         (2,863)(b)       38,770      105,950          45,207(c)      163,257
                                                                                                           12,100(d)
  St. Louis Agency
    adjustment............      15,926            --                              --       15,926                          15,926
  Depreciation and
    amortization..........      26,750        16,512                          16,512       10,238                          10,238
                              --------      --------         ------         --------     --------        --------        --------
    Total operating
      expenses............     353,376       112,458         (2,863)         109,595      243,781          57,307         301,088
                              --------      --------         ------         --------     --------        --------        --------
Operating income..........      95,512        61,223          2,863           64,086       31,426         (57,307)        (25,881)
Interest income...........       3,541            11                              11        3,530                           3,530
Interest expense..........     (10,255)      (10,255)                        (10,255)          --                              --
Net other expense.........      (1,303)           --                              --       (1,303)                         (1,303)
                              --------      --------         ------         --------     --------        --------        --------
Income from continuing
  operations before
  provision for income
  taxes...................      87,495        50,979          2,863           53,842       33,653         (57,307)        (23,654)
Provision for income taxes
  (benefits)..............      35,422        19,918          1,117(e)        21,035       14,387         (22,350)(e)      (7,963)
                              --------      --------         ------         --------     --------        --------        --------
Income from continuing
  operations..............      52,073        31,061          1,746           32,807       19,266         (34,957)        (15,691)
Income from discontinued
  operations..............          --                                                     32,807         (32,807)             --
                              --------                                                   --------        --------        --------
Net income (loss).........    $ 52,073                                                   $ 52,073        $(67,764)       $(15,691)
                              ========                                                   ========        ========        ========
Basic earnings per share
  of stock:
  Income from continuing
    operations............    $   2.33                                                   $   0.86                        $  (0.70)
  Income from discontinued
    operations............          --                                                       1.47                              --
                              --------                                                   --------                        --------
  Earnings (loss) per
    share.................    $   2.33                                                   $   2.33                        $  (0.70)
                              ========                                                   ========                        ========
  Weighted average number
    of shares
    outstanding...........      22,343                                                     22,343                          22,343
                              ========                                                   ========                        ========
Diluted earnings per share
  of stock:
  Income from continuing
    operations............    $   2.29                                                   $   0.85                        $  (0.69)
  Income from discontinued
    operations............          --                                                       1.44                              --
                              --------                                                   --------                        --------
  Earnings (loss) per
    share.................    $   2.29                                                   $   2.29                        $  (0.69)
                              ========                                                   ========                        ========
  Weighted average number
    of shares
    outstanding...........      22,726                                                     22,726                          22,726
                              ========                                                   ========                        ========



            See Notes to Unaudited Pro Forma Condensed Statements of


                  Consolidated Income on the following pages.

NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF CONSOLIDATED INCOME:

-------------------------

(a) The "Discontinued Operations" columns in the unaudited pro forma condensed statements of consolidated income represent the historical results of operations of the Broadcasting Business and the effects of certain adjustments, which are reasonable in the opinion of Pulitzer's management, to properly present such results as discontinued operations.



(b) To reverse the historical allocation of Pulitzer general corporate expense because such amounts will no longer be allocated after the Spin-off and Merger. For purposes of the historical Broadcasting Business financial statements, the allocation was computed using a formula that considered revenues, payroll expense and operating profits of the Broadcasting Business.



(c) To record the redemption of all outstanding stock options, whether or not vested, at the time of the Merger. The Cash-out Value will be equal to the difference between the option exercise price and the average daily closing price of Pulitzer's common stock during the Cash-Out Measurement Period. The pro forma adjustment was computed using data as of December 31, 1998 including 876,873 options outstanding, a weighted average exercise price of $35.07 and a closing price of $86.63 for Pulitzer's common stock. Based upon the number of options outstanding on December 31, 1998, for every $1.00 change in the Cash-out Value, the total cash-out value of all outstanding stock options will change by approximately $877,000. The actual cash-out value may be higher or lower depending on the closing price of Pulitzer's common stock over the Cash-Out Measurement Period and the number of shares of Pulitzer's common stock underlying stock options then outstanding.



(d) To record management bonuses related to the Merger. The pro forma adjustment includes both fixed payments (approximately $9.9 million) that are contractually due upon the closing of the Merger and discretionary payments (approximately $2.2 million) that may be awarded by the Compensation Committee of Pulitzer's Board of Directors.



(e) To record the income tax provision (benefit), assuming a U.S. federal and state income tax rate of 39%, due to the impact of the adjustments included herein.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


     Statements in this Registration Statement on Form 10/A concerning New Pulitzer's business outlook or future economic performance; anticipated profitability, revenues, expenses or other financial items, together with other statements that are not historical facts, are forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, industry cyclicality, the seasonal nature of the business, changes in pricing or other actions by competitors or suppliers, and general economic conditions, as well as other risks detailed in either Pulitzer's or New Pulitzer's filings with the Securities and Exchange Commission including this Registration Statement on Form 10/A.


GENERAL

     Pulitzer's operating revenues are significantly influenced by a number of factors, including overall advertising expenditures, the appeal of newspapers in comparison to other forms of advertising, the performance of Pulitzer in comparison to its competitors in specific markets, the strength of the national economy and general economic conditions and population growth in the markets served by Pulitzer.

     Pulitzer's business tends to be seasonal, with peak revenues and profits generally occurring in the fourth and, to a lesser extent, second quarters of each year as a result of increased advertising activity during the Christmas and spring holiday periods. The first quarter is historically the weakest quarter for revenues and profits.


RECENT EVENTS



     As of May 25, 1998, Pulitzer, New Pulitzer, and Hearst-Argyle entered into the Merger Agreement pursuant to which Hearst-Argyle will acquire the Broadcasting Business in exchange for the issuance to Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. The Merger is subject to the satisfaction or waiver of certain closing conditions enumerated in the Merger Agreement. Pulitzer's newspaper publishing and related new media businesses will continue as New Pulitzer, which will be distributed in the Spin-off prior to the Merger.



     Pulitzer's historical basis in its non-broadcasting assets and liabilities will be carried over to New Pulitzer. The Merger, the Spin-off and the related transactions will be recorded as a reverse-spin transaction, and, accordingly, New Pulitzer's results of operations for periods reported prior to the consummation of the Merger, the Spin-off and related transactions will represent the historical results of operations previously reported by Pulitzer. (See Note 2 to the Consolidated Financial Statements included in Item 13 of this Registration Statement on Form 10/A.)



     As discussed in the notes to the consolidated financial statements included in Item 13 of this Registration Statement on Form 10/A, Pulitzer's consolidated financial statements have been restated to reflect the Broadcasting Business, which had previously been reported as discontinued operations, as a part of Pulitzer's continuing operations. Such restatement results in the reclassification of amounts related to the Broadcasting Business previously reflected as discontinued operations in the consolidated financial statements but does not change Pulitzer's previously reported amounts for consolidated net income, total earnings per share and stockholders' equity.



NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED WITH 1997



Consolidated



     Operating revenues for the first nine months of 1998 increased 4.7 percent compared to the corresponding period in the prior year. The increase included gains in both publishing and broadcasting revenues.

     Operating expenses, excluding the St. Louis Agency adjustment, for the first nine months of 1998 increased 3.6 percent compared to the corresponding period in the prior year. The higher expenses in 1998 reflected increases in overall personnel costs of $7.4 million and newsprint costs of $2.6 million.



     Operating income for the first nine months of 1998 increased 8.4 percent to $95.5 million. The increase reflected the current year revenue gains in both the publishing and broadcasting segments.



     Interest expense declined $2.3 million in the first nine months due to a lower average debt level. Pulitzer's average debt level for first nine months of 1998 decreased to $182.6 million from $229.6 million in the prior year. Pulitzer's average interest rate for first nine months of 1998 increased to 7.5 percent from 7.3 percent in the prior year period. The lower average debt level and higher average interest rate in 1998 reflected the payment of variable rate credit agreement borrowings during the last three quarters of 1997.



     Interest income for the first nine months of 1998 increased $65,000 (1.9 percent), due to a higher average balance of invested funds in the current year.



     Net other expense for the first nine months of 1998 increased $436,000 due to a one-time charge of $869,000 related to the sale of the Haverhill Gazette on June 1, 1998. The sale charge was partially offset by current year capital gains related to limited partnership investments.



     The effective income tax rate for the first nine months of 1998 was 40.5 percent compared to 40.6 percent in the prior year. Pulitzer expects that its effective tax rate will be in the 40 to 41 percent range for the full year of 1998 (exclusive of any non-recurring items related to the Spin-off and Merger).



     Net income for the first nine months of 1998 increased 12.2 percent to $52.1 million, or $2.29 per diluted share, compared with $46.4 million, or $2.07 per diluted share, a year ago. The gain reflected increased operating profits for both publishing and broadcasting, higher interest income and lower interest expense in the current year period.



Publishing



     Operating revenues for the first nine months of 1998 increased 4.4 percent compared to the prior year. The gain primarily reflected higher advertising revenues.



     Newspaper advertising revenues increased $10 million (5.9 percent) in the first nine months of 1998 compared to the corresponding period in the prior year. The current year increase resulted from advertising gains at the Post-Dispatch, the Star and the PCN Group. In general, the current year advertising gains reflected higher advertising rates at all newspaper properties and increases in advertising volume at the Star. For the first nine months of 1998, full run advertising volume (linage in inches) increased 0.3 percent at the Post-Dispatch and 4 percent at the Star. In the fourth quarter of 1997 and the first quarter of 1998, varying rate increases were implemented at the Post-Dispatch, the Star and most of the PCN Group properties.



     Circulation revenues increased $432,000 (0.7 percent) in the first nine months of 1998. The year-to-date increase resulted primarily from gains at the PCN Group properties during the first half of 1998.



     Other publishing revenues increased $1.1 million (3.8 percent) in the first nine months of 1998. The increase for the nine-month period resulted primarily from higher preprint revenues and Internet subscriber fees.



     Operating expenses (including selling, general and administrative expenses, and depreciation and amortization), excluding the St. Louis Agency adjustment, for the first nine months of 1998 increased 4.8 percent compared to the corresponding period in the prior year. The year-to-date increase reflected higher overall personnel costs ($4.4 million) and higher newsprint costs ($2.6 million).



     Operating income in the first nine months of 1998 increased 0.6 percent to $35.4 million. The increase reflected the current year revenue gains.



     Fluctuations in the price of newsprint significantly impact the results of Pulitzer's newspaper operations, where newsprint expense accounts for approximately 20 percent of total operating costs. For the first nine months of 1998, Pulitzer's average cost for newsprint was approximately $590 per metric ton, compared to approximately $555 per metric ton in 1997. A price increase to $615 per metric ton on September 1, 1998 was subsequently rescinded by all of the Company's newsprint suppliers. As a result, the Company expects its cost of newsprint for the fourth quarter of 1998 to be in the range of $580 to $590 per metric ton. In the fourth quarter of 1997, Pulitzer's average cost of newsprint was approximately $585 per metric ton.



Broadcasting



     Broadcasting operating revenues for the first nine months of 1998 increased
5.3 percent over the comparable 1997 period. Local and national spot advertising increased 5.6 percent and 5.8 percent, respectively, for the first nine months of 1998. The current year comparison reflected the impact of increased political advertising of approximately $6.6 million in the first nine months of 1998.



     Broadcasting operating expenses (including selling, general and administrative expenses and depreciation and amortization) for the first nine months of 1998 increased to $109.6 million (1.6 percent) compared to the prior year period. The increase for the 1998 nine-month period was primarily attributable to higher overall personnel costs of $2.9 million which were partially offset by declines in depreciation and amortization expense of $1.1 million and promotion costs of $436,000.



     Broadcasting operating income in the first nine months of 1998 increased
12.2 percent to $64.1 million. The increase reflected the higher advertising revenues in the current year.



1997 COMPARED WITH 1996



Consolidated



     Operating revenues for the year ended December 31, 1997 increased 9.5 percent to $585 million from $534.1 million in 1996. The revenue comparison was affected by the acquisition of Scripps League Newspapers, Inc. ("Scripps League" which was subsequently renamed Pulitzer Community Newspapers, Inc.) on July 1, 1996. On a comparable basis, excluding the PCN Group from the first six months of 1997, consolidated revenues increased 3.2 percent. The increase reflected gains in both publishing and broadcasting revenues.



     Operating expenses, excluding the St. Louis Agency adjustment, were $441.8 million compared to $409.8 million in 1996, an increase of 7.8 percent. Prior year operating expenses included approximately $1.8 million of non-recurring costs related to the acquisition of Scripps League. On a comparable basis, excluding the PCN Group from the first six months of 1997 and the non-recurring costs from 1996, operating expenses increased 1.4 percent. Major increases in comparable expenses were overall personnel costs of $10.9 million, circulation distribution expenses of $1.5 million and promotion expenses of $1.3 million. Partially offsetting these increases were declines in newsprint expense of $6 million and purchased supplements of $3.1 million.



     Operating income for fiscal 1997 increased 12.2 percent to $123.7 million from $110.3 million in 1996. On a comparable basis, excluding the PCN Group from the first six months of 1997 and the non-recurring costs from 1996, operating income increased 5.6 percent. The 1997 increase reflected improvements in publishing segment profits.



     Interest expense increased $2.5 million in 1997 compared to 1996 due to higher average debt levels in 1997. Pulitzer's average debt level for 1997 increased to $220 million from $186.9 million in the prior year due to new long-term borrowings related to the July 1, 1996 acquisition of Scripps League. Pulitzer's average interest rate for 1997 was unchanged from the prior year's rate of 7.3 percent.



     Net other expense (non-operating) decreased $4.2 million in 1997 compared to 1996. The decrease resulted from a 1996 non-recurring charge of approximately $2.7 million for the write-down in value of a joint venture investment and lower joint venture losses in 1997.



     The effective income tax rate for 1997 increased to 40.6 percent from 40 percent in the prior year, due to an additional $2.1 million of nondeductible goodwill amortization related to the Scripps League acquisition.

Pulitzer expects its effective tax rate for 1998 to be similar to its 1997 rate (exclusive of any non-recurring items related to the Spin-off and Merger).



     For the year ended December 31, 1997, Pulitzer reported net income of $66 million, or $2.94 per diluted share, compared with net income of $57.5 million, or $2.58 per diluted share, in the prior year. Comparability of the earnings results was affected by the joint venture write-off in 1996 ($1.6 million after-tax) and non-recurring costs related to the Scripps League acquisition ($1.1 million after-tax) in 1996. Excluding the non-recurring items from 1996, 1997 net income would have increased 9.5 percent to $66 million, or $2.94 per diluted share, from $60.3 million, or $2.71 per diluted share, for the prior year. The gain in net income reflected increased publishing profits, resulting primarily from higher advertising revenue and lower newsprint costs.



Publishing



     Operating revenues from Pulitzer's publishing segment for 1997 increased
15.8 percent to $358 million from $309.1 million in 1996. On a comparable basis, excluding the PCN Group from the first six months of 1997, publishing revenues increased 4.9 percent. The comparable increase reflected higher advertising revenues in 1997.



     Newspaper advertising revenues, on a comparable basis, increased $13.8 million, or 7.2 percent, in 1997. A significant portion of the current year increase resulted from higher classified and retail advertising revenue at both the Post-Dispatch and the Star. Full run advertising volume (linage in inches) increased 0.4 percent at the Post-Dispatch and 3.8 percent at the Star for 1997. Varying rate increases were implemented at the Post-Dispatch and most of the PCN Group properties in the first quarter of 1997 while the Star increased advertising rates in the fourth quarters of 1996 and 1997.



     Circulation revenues, on a comparable basis, decreased approximately $390,000, or 0.5 percent, in 1997. The decline reflected slight fluctuations in paid circulation and average rates at the Post-Dispatch and the Star in 1997 compared to the prior year.



     Other publishing revenues, on a comparable basis, increased $1.8 million, or 5.1 percent, in 1997, resulting primarily from higher preprint revenue at the Post-Dispatch.



     Operating expenses (including selling, general and administrative expenses and depreciation and amortization) for the publishing segment, excluding the St. Louis Agency adjustment, increased to $291 million in 1997 from $262.5 million in 1996, an increase of 10.8 percent. On a comparable basis, excluding the PCN Group from the first six months of 1997 and the non-recurring costs from 1996, operating expenses increased 0.8 percent. Major increases in comparable expenses were overall personnel costs of $7.4 million, promotion expense of $1.6 million, and circulation distribution expenses of $1.5 million. Partially offsetting these increases were declines in newsprint expense of $6 million and purchased supplement costs of $3.1 million.



     Operating income from Pulitzer's publishing activities increased 45.9 percent to $47.5 million in 1997 from $32.6 million in 1996. On a comparable basis, excluding the PCN Group from the first six months of 1997 and the non-recurring costs from 1996, operating income from the publishing segment increased 22.7 percent. The increase resulted primarily from higher advertising revenues and lower newsprint costs.



     Fluctuations in the price of newsprint significantly impact the results of Pulitzer's publishing segment, where newsprint expense accounts for approximately 20 percent of the segment's total operating costs. During the first three quarters of 1997, the publishing segment benefited from newsprint prices below prior year levels. However, as a result of 1997 price increases and declining prices in late 1996, Pulitzer's 1997 fourth quarter newsprint expense increased over the comparable prior year period. For the full year of 1997, Pulitzer's newsprint cost and metric tons consumed, after giving effect to the St. Louis Agency adjustment, were approximately $36.5 million and 64,600 tons respectively.

Broadcasting



     Broadcasting operating revenues for 1997 increased 0.9 percent to $227 million from $225 million in 1996. For the year, a 1.6 percent increase in national spot advertising and a 6.1 percent increase in network compensation were partially offset by a 0.5 percent decline in local spot advertising. The modest increases in current year advertising revenues reflect the impact of decreased political advertising of approximately $12 million in 1997. In addition, Pulitzer's five NBC affiliated television stations benefited from significant Olympic related advertising in the prior year third quarter.



     Broadcasting operating expenses (including selling, general and administrative expenses and depreciation and amortization) increased 2.2 percent to $144.8 million in 1997 from $141.7 million in 1996. The increase was attributable to higher overall personnel costs of $3.2 million and higher depreciation and amortization of $1 million. These increases were partially offset by decreases in program rights costs of $493,000, promotion costs of $333,000 and license fees of $246,000.



     Operating income from the broadcasting segment in 1997 decreased 1.3 percent to $82.2 million from $83.2 million in the prior year. The 1997 decrease reflected the modest overall revenue gain, resulting primarily from the effect of significant political and Olympic related advertising revenue in the prior year.



1996 COMPARED WITH 1995



Consolidated



     Operating revenues for the year ended December 31, 1996 increased 13.1 percent to $534.1 million from $472.3 million in 1995. The revenue comparison was affected by the acquisition of the PCN Group on July 1, 1996. In addition, the revenue comparison was affected by an extra week of operations in 1995; fiscal 1995 contained 53 weeks, versus 52 weeks in fiscal 1996. On a comparable basis (i.e., excluding the PCN Group from 1996 and the extra week from 1995), consolidated revenues increased 7.6 percent. The increase reflected gains in both broadcasting and publishing revenues.



     Operating expenses, excluding the St. Louis Agency adjustment, were $409.8 million compared to $373.2 million in 1995, an increase of 9.8 percent. On a comparable basis, excluding the PCN Group from 1996 and the extra week from 1995, operating expenses increased 3.2 percent. Major increases in comparable expenses were overall personnel costs of $5.2 million, promotion expenses of $1.2 million, national advertising commissions of $951,000 and circulation distribution expenses of $611,000. Partially offsetting these increases were declines in newsprint expense of $1.1 million and inducement costs of $798,000.



     Operating income for fiscal 1996 increased 27.3 percent to $110.3 million from $86.7 million in 1995. On a comparable basis, excluding the PCN Group from 1996 and the extra week from 1995, operating income increased 25.9 percent. The 1996 increase reflected improvements in both the broadcasting and publishing segments, resulting from increased revenues.



     Interest expense increased $3.4 million in 1996 compared to 1995 due to higher debt levels in the second half of 1996. New long-term borrowings related to the acquisition of Scripps League added approximately $4.8 million to 1996 interest expense. Pulitzer's average debt level for 1996 increased to $186.9 million from $133.2 million in the prior year. Pulitzer's average interest rate for 1996 decreased slightly to 7.3 percent from 7.5 percent in the prior year. Interest income for the year decreased $681,000, due to both lower average balances of invested funds and lower interest rates in 1996.



     Pulitzer's 1996 non-operating expenses included a non-recurring charge of approximately $2.7 million ($1.6 million after-tax) for the write-down in value of a joint venture investment.



     The effective income tax rate for 1996 increased to 40 percent from 37.9 percent in the prior year, due to approximately $2.1 million of nondeductible goodwill amortization related to the Scripps League acquisition. The prior year rate was affected by the settlement of a state tax examination which reduced income tax expense by $911,000 in 1995. Excluding the non-recurring tax settlement from the prior year, the effective income tax rate for 1995 would have been 39 percent.

     For the year ended December 31, 1996, Pulitzer reported net income of $57.5 million, or $2.58 per diluted share, compared with net income of $49.3 million, or $2.23 per diluted share, in the prior year. Comparability of the earnings results was affected by the joint venture write-off in 1996, non-recurring costs related to the Scripps League acquisition ($1.1 million after tax) in 1996, and the positive income tax adjustment in 1995. Excluding the non-recurring items from both years, 1996 net income would have increased to $60.3 million, or $2.71 per diluted share, from $48.4 million, or $2.19 per diluted share, for the prior year. The gain in net income reflected a significant increase in the broadcasting segment's operating profits.



Publishing



     Operating revenues from Pulitzer's publishing segment for 1996 increased
14.7 percent to $309.1 million from $269.4 million in 1995. On a comparable basis, excluding the PCN Group from 1996 and the extra week from 1995, publishing revenues increased 3.5 percent. The comparable increase reflected higher advertising revenues in 1996.



     Newspaper advertising revenues, on a comparable basis, excluding the PCN Group from 1996 and the extra week from 1995, increased $9.5 million, or 6 percent, in 1996. The significant portion of the current year increase resulted from higher classified advertising revenue at the Post-Dispatch. Increases in advertising rates for most categories and higher volume for zoned advertising were the primary factors in the 1996 revenue increase. In the fourth quarter of 1996 and the first quarter of 1997, varying rate increases were implemented at the Post-Dispatch, the Star and most of the PCN Group properties.



     Circulation revenues, on a comparable basis, excluding the PCN Group from 1996 and the extra week from 1995, increased approximately $100,000, or 0.2 percent, in 1996. The Post-Dispatch and the Star experienced only slight fluctuations in paid circulation and average rates in 1996 compared to the prior year.



     Operating expenses (including selling, general and administrative expenses and depreciation and amortization) for the publishing segment, excluding the St. Louis Agency adjustment, increased to $262.5 million in 1996 from $231.5 million in 1995, an increase of 13.4 percent. On a comparable basis, excluding the PCN Group from 1996 and the extra week from 1995, operating expenses increased 2.1 percent. Major increases in comparable expenses were promotion expense of $1.5 million, circulation distribution expenses of $611,000 and overall personnel costs of $574,000. Partially offsetting these increases were declines in newsprint expense of $1.1 million and inducement costs of $798,000.



     Operating income from Pulitzer's publishing activities increased 28.3 percent to $32.6 million in 1996 from $25.4 million in 1995. On a comparable basis, excluding the PCN Group from 1996 and the extra week from 1995, operating income from the publishing segment increased 12 percent. The increase resulted from higher advertising revenues on a comparable basis.



Broadcasting



     Broadcasting operating revenues for 1996 increased 10.9 percent to $225 million from $202.9 million in 1995. On a comparable basis, excluding the extra week from 1995, operating revenues increased 12.9 percent. Local spot advertising increased 14.2 percent and national spot advertising increased 14.7 percent. The current year increases reflected strong Olympic-related advertising at Pulitzer's five NBC affiliated stations and significant political advertising of $13.2 million, an increase of $10.3 million.



     Broadcasting operating expenses (including selling, general and administrative expenses and depreciation and amortization) increased 3.5 percent to $141.7 million in 1996 from $137 million in 1995. On a comparable basis, excluding the extra week from 1995, operating expenses increased 4.5 percent. This increase was primarily attributable to higher overall personnel costs of $4.2 million and higher national advertising commissions of $951,000.



     Operating income from the broadcasting segment in 1996 increased 26.2 percent to $83.2 million from $65.9 million in the prior year. On a comparable basis, excluding the extra week from 1995, operating income from the broadcasting segment increased 30.9 percent. The 1996 gain resulted from the significant increases in both local and national advertising revenues.



LIQUIDITY AND CAPITAL RESOURCES



     Outstanding debt, inclusive of the short-term portion of long-term debt, as of September 30, 1998, was $172.7 million compared to $185.4 million at December 31, 1997. The decrease since the prior year end reflects a scheduled repayment of $12.5 million in the third quarter of 1998. Pulitzer's borrowings consist primarily of fixed-rate senior notes with The Prudential Insurance Company of America (the "Prudential Senior Note Agreements"). Under a variable rate credit agreement with The First National Bank of Chicago, as Agent, for a group of lenders, Pulitzer has a $50 million line of credit available through June, 2001 (the "FNBC Credit Agreement"). No amount is currently borrowed under the FNBC Credit Agreement.



     The Prudential Senior Note Agreements and the FNBC Credit Agreement require Pulitzer to maintain certain financial ratios, place restrictions on the payment of dividends and prohibit new borrowings, except as permitted thereunder. Borrowings pursuant to the Prudential Senior Note Agreements will be repaid with new borrowings prior to the Merger, and the Prudential Senior Note Agreements and FNBC Credit Agreement will be terminated. Pulitzer's new borrowings will be assumed by Hearst-Argyle at the time of the Merger. Accordingly, New Pulitzer will have no long-term borrowings immediately after the Spin-off and Merger.



     As of September 30, 1998, commitments for capital expenditures were approximately $12.3 million, relating to normal capital equipment replacements at both publishing and broadcasting locations (including Year 2000 projects in-process). Commitments for capital expenditures at Pulitzer's publishing locations represented approximately $10.3 million of Pulitzer's total commitment at September 30. At the time of the Spin-off and Merger, capital commitments related to publishing locations will be assumed by New Pulitzer and capital commitments of the Broadcasting Business will be assumed by Hearst-Argyle. Capital expenditures to be made in fiscal 1998 are estimated to be in the range of $25 to $30 million. Commitments for film contracts and license fees at broadcasting locations as of September 30, 1998 were approximately $17.9 million. In addition, as of September 30, 1998, Pulitzer had capital contribution commitments of approximately $9.1 million related to investments in two limited partnerships.



     At September 30, 1998, Pulitzer had working capital of $134.9 million and a current ratio of 2.86 to 1. This compares to working capital of $99.3 million and a current ratio of 2.32 to 1 at December 31, 1997.



     On October 30, 1998, Pulitzer acquired, in a purchase transaction, Troy Daily News, Inc., the publisher of a daily afternoon and Sunday morning newspaper located in Troy, Ohio, for approximately $20 million. Pulitzer expects to consider further acquisitions of newspaper properties when favorable investment opportunities are identified. In the event an investment opportunity is identified, management expects that it would be able to arrange financing, if necessary, on terms and conditions satisfactory to Pulitzer.



     Pulitzer generally expects to generate sufficient cash from operations to cover ordinary capital expenditures, film contract and license fees, working capital requirements, debt installments and dividend payments.



Spin-off and Merger



     Prior to the Spin-off and Merger (collectively referred to as the "Transactions"), Pulitzer intends to borrow $700 million which will provide sufficient funds to pay the existing Company debt and the costs of the Transactions discussed below. Pursuant to the Merger Agreement, Hearst-Argyle will assume the new debt following the consummation of the Transactions. (See
Note 2 to the consolidated financial statements included in Item 13 of this Registration Statement on Form 10/A.)



     In connection with the Transactions, Pulitzer will incur new borrowings, prepay existing Company debt and make several one-time payments near the dates of the Transactions. Pulitzer will incur a prepayment penalty related to the prepayment of the existing borrowings under the Prudential Senior Note Agreements. Based upon December 31, 1998 interest rates, the prepayment penalty would be approximately $21.8 million. Professional fees to be incurred related to the Transactions are estimated in the range of $37 million. Management bonuses to be paid at the date of the Merger are estimated at approximately $12.1 million.

Pursuant to the Merger Agreement, Pulitzer will cash-out all outstanding stock options at the date of the Merger. Based upon outstanding options (876,873) and Pulitzer's common stock market price ($86.63) as of December 31, 1998, payments to employee option holders of approximately $45.2 million would have been required. It is anticipated that a portion of the option cash-out and bonus payments will be deferred at the time of the Merger and paid at a future date. Pulitzer expects to realize tax benefits related to the long-term debt prepayment penalty, stock option cash-out payments and bonus payments. The preceding amounts represent estimates based upon current information available to management of Pulitzer. The final actual amounts will likely differ from the estimates.



     To the extent a gain is generated by the Transactions, a corporate-level income tax ("Spin-off Tax") will be due. The gain is measured by the excess, if any, of the fair market value of New Pulitzer Stock distributed by Pulitzer to its stockholders in the Spin-off over Pulitzer's adjusted tax basis in such New Pulitzer Stock immediately prior to the distribution of New Pulitzer Stock in the spin-off (the "Distribution"). On December 31, 1998, the fair market value of New Pulitzer Stock would be estimated as the difference between the closing price of Pulitzer's common stock on December 31, 1998 ($86.63) and the fair market value for the Broadcasting Business of $54.32 per share. The fair market value for the Broadcasting Business was estimated based upon the fixed number of shares of Hearst-Argyle's Series A common stock (37,096,774 shares) that will be exchanged for Pulitzer's common stock and Class B common stock (22,536,412 shares at December 31, 1998) and the closing price of Hearst-Argyle's Series A common stock on December 31, 1998 ($33.00) (i.e., 37,096,774 shares multiplied by $33.00 per share divided by 22,536,412 shares equals $54.32). Using a fair market value of $32.31 (the excess of $86.63 over $54.32) per common share for the New Pulitzer Stock, no gain (or tax) would result from the Transactions because the adjusted tax basis of the New Pulitzer Stock would be approximately $34.20 per share.

     The following table illustrates the calculation of several Spin-off Tax estimates under various common stock closing prices for Pulitzer and Hearst-Argyle:



                                                                        FOR THE MONTH ENDED DECEMBER 31,
                                                                                      1998
                                                       AS OF            --------------------------------
                                                  JANUARY 19, 1999           HIGH               LOW
                                                  ----------------           ----               ---
    Closing price of Pulitzer's common stock....   $        85.19       $        86.63      $      76.63
                                                   --------------       --------------      ------------
    Estimated fair market value for Broadcasting
      Business:
      Hearst-Argyle shares to be exchanged for
         Pulitzer shares........................       37,096,774           37,096,774        37,096,774
      Closing price of Hearst-Argyle common
         stock..................................   $        30.94       $        33.00      $      24.38
                                                   --------------       --------------      ------------
      Estimated fair market value...............   $1,147,774,188       $1,224,193,542      $904,419,350
      Divide by the number of shares of Pulitzer
         common stock outstanding on December
         31, 1998...............................       22,536,412           22,536,412        22,536,412
                                                   --------------       --------------      ------------
      Estimated fair market value per share for
         Broadcasting Business..................   $        50.93       $        54.32      $      40.13
                                                   --------------       --------------      ------------
    Estimated fair market value per share for
      New Pulitzer Stock........................   $        34.26       $        32.31      $      36.50
    Estimated tax basis per share for New
      Pulitzer Stock............................   $        34.25       $        34.20      $      34.52
                                                   --------------       --------------      ------------
    Estimated gain (loss) per share from
      Spin-off..................................   $         0.01       $        (1.89)     $       1.98
    Estimated number of shares of New Pulitzer
      Stock at the time of the Spin-off (based
      upon the number of shares of Pulitzer's
      common stock outstanding on December 31,
      1998).....................................       22,536,412           22,536,412        22,536,412
                                                   --------------       --------------      ------------
    Estimated gain (loss) from Spin-off.........   $      225,364       $  (42,593,819)     $ 44,622,096
    Estimated U.S. federal and state income tax
      rate......................................              39%                  39%               39%
                                                   --------------       --------------      ------------
    Estimated Spin-off Tax......................   $       87,892                  N/A      $ 17,402,617
                                                   ==============       ==============      ============



     The above amounts are estimates provided to show the range of possible results based upon historical price per share data for Pulitzer and Hearst-Argyle. The actual gain and related income tax will depend on the fair market value of, and Pulitzer's adjusted tax basis in, the New Pulitzer Stock at the time of the Spin-off.



     In connection with the September 1986 purchase of Pulitzer Class B common stock from certain selling stockholders (the "1986 Selling Stockholders"), Pulitzer agreed, under certain circumstances, to make an additional payment to the 1986 Selling Stockholders in the event of a Gross-Up Transaction (as defined herein). A "Gross-Up Transaction" was defined to mean, among other transactions,
(i) any merger, in any transaction or series of related transactions, of more than 85 percent of the voting securities or equity of Pulitzer pursuant to which holders of Pulitzer common stock receive securities other than Pulitzer common stock and (ii) any recapitalization, dividend or distribution, or series of related recapitalizations, dividends or distributions, in which holders of Pulitzer common stock receive securities (other than Pulitzer common stock) having a Fair Market Value (as defined herein) of not less than 33 1/3 percent of the Fair Market Value of the shares of Pulitzer common stock immediately prior to such transaction. The amount of the additional payment, if any, would equal (x) the product of (i) the amount by which the Transaction Proceeds (as defined herein) exceeds the Imputed Value (as defined herein) multiplied by (ii) the applicable percentage

(i.e., 50 percent for the period from May 13, 1996 through May 12, 2001) multiplied by (iii) the number of shares of Pulitzer common stock issuable upon conversion of the shares of Pulitzer Class B common stock owned by the 1986 Selling Stockholders, adjusted for, among other things, stock dividends and stock splits; less (y) the sum of any additional payments previously received by the 1986 Selling Stockholders; provided, however, that in the event of any recapitalization, dividend or distribution, the amount by which the Transaction Proceeds exceeds the Imputed Value shall not exceed the amount paid or distributed pursuant to such recapitalization, dividend or distribution in respect of one share of Pulitzer common stock.



     The term "Transaction Proceeds" was defined to mean, in the case of a merger, the aggregate Fair Market Value (as defined herein) of the consideration received pursuant thereto by the holder of one share of Pulitzer common stock, and, in the case of a recapitalization, dividend or distribution, the aggregate Fair Market Value of the amounts paid or distributed in respect of one share of Pulitzer common stock plus the aggregate Fair Market Value of one share of Pulitzer common stock following such transaction. The "Imputed Value" for one share of Pulitzer common stock on a given date was defined to mean an amount equal to $28.82 compounded annually from May 12, 1986 to such given date at the rate of 15 percent per annum, the result of which is $154.19 at May 12, 1998. There was no specific provision for adjustment of the $28.82 amount, but if it were adjusted to reflect all stock dividends and stock splits of Pulitzer since September 30, 1986, it would now equal $15.72, which if compounded annually from May 12, 1986 at the rate of 15 percent per annum would now equal $84.11.



     "Fair Market Value," in the case of any consideration other than cash received in a Gross-Up Transaction, was defined to mean the fair market value thereof as agreed to by a valuation firm selected by Pulitzer and a valuation firm selected by the 1986 Selling Stockholders, or, if the two valuation firms do not agree on the fair market value, the fair market value of such consideration as determined by a third valuation firm chosen by the two previously selected valuation firms. Any such agreement or determination shall be final and binding on the parties.



     As a result of the foregoing, the amount of additional payments, if any, that may be payable by New Pulitzer with respect to the Merger and the Distribution cannot be determined at this time. However, if the Distribution were determined to be a Gross-Up Transaction and if the Fair Market Value of the Transaction Proceeds with respect to the Merger and the Distribution were determined to exceed the Imputed Value, then the additional payments to the 1986 Selling Stockholders would equal approximately $5.9 million for each $1.00 by which the Transaction Proceeds exceed the Imputed Value. Accordingly, depending on the ultimate resolution of the meaning and application of various provisions of the Gross-Up Transaction agreements, including the determination of Imputed Value and Fair Market Value of the Transaction Proceeds, in the opinion of Pulitzer's management, the amount of an additional payment, if any, could be material to the consolidated financial statements of Pulitzer.

     The following table illustrates the calculation of potential additional payments under the Gross-up Transaction agreements, assuming, among other things, a determination of a Gross-up Transaction, an Imputed Value of $84.11 and a Fair Market Value of Transaction Proceeds of various amounts above and below $84.11.



                                                                           FOR THE PERIOD MAY 25, 1998
                                            FOR THE MONTH ENDED           (DATE OF MERGER PRESS RELEASE)
                                             DECEMBER 31, 1998              THROUGH DECEMBER 31, 1998
                                        ----------------------------      ------------------------------
                                           HIGH              LOW              HIGH              LOW
                                           ----              ---              ----              ---
Fair Market Value of Transaction
  Proceeds (using high and low closing
  prices of Pulitzer's common
  stock)..............................  $     86.63      $     76.63      $     89.25       $     64.94
Less Imputed Value (assumes adjustment
  to reflect stock dividends and stock
  splits since 1986)..................  $     84.11      $     84.11      $     84.11       $     84.11
                                        -----------      -----------      -----------       -----------
Transaction Proceeds in excess of
  Imputed Value.......................  $      2.52              n/a      $      5.14               n/a
Multiply by applicable percentage.....          50%              50%              50%               50%
Multiply by the number of shares of
  Pulitzer's common stock issuable
  upon conversion of the shares of
  Pulitzer's Class B common stock
  owned by the 1986 Selling
  Stockholders, adjusted for stock
  dividends and stock splits since
  1986................................   11,700,850       11,700,850       11,700,850        11,700,850
                                        -----------      -----------      -----------       -----------
Additional payment to the 1986 Selling
  Stockholders........................  $14,743,071      $         0      $30,071,185       $         0
                                        ===========      ===========      ===========       ===========



     If the Imputed Value is determined to be $154.19 instead of $84.11, no additional payment to the 1986 Selling Stockholders would be required under any of the above calculations.



     Pursuant to the Merger Agreement, New Pulitzer will indemnify Hearst-Argyle against losses related to: (i) on an after tax basis, certain tax liabilities, including (A) any transfer tax liability attributable to the Spin-off, (B) with certain exceptions, any tax liability of Pulitzer or any subsidiary of Pulitzer attributable to any tax period (or portion thereof) ending on or before the closing date of the Merger, including tax liabilities resulting from the Spin-off, and (C) any tax liability of New Pulitzer or any subsidiary of New Pulitzer; (ii) liabilities and obligations under any employee benefit plans not assumed by Hearst-Argyle; (iii) any liabilities for payments made pursuant to a Gross-Up Transaction; and (iv) certain other matters as set forth in the Merger Agreement.



Information Systems and the Year 2000



     The Year 2000 Issue is the result of information systems being designed using two digits rather than four digits to define the applicable year. As the year 2000 approaches, such information systems may be unable to accurately process certain date-based information.



     In 1995, Pulitzer began reviewing and preparing its computer systems for the Year 2000. Generally, at Pulitzer's newspaper publishing locations, the following categories of computer systems were identified for assessment of Year 2000 compliance: pre-press systems, press systems, post-press systems, business systems, network systems, desktop PC systems, telecommunication systems and building systems. Significant sub-systems within these categories which were identified as non-compliant during the assessment phase represented aging hardware and software which would have required replacement in the near term irrespective of the Year 2000 Issue. Consequently, Pulitzer adopted a Year 2000 strategy which will replace its significant non-compliant systems with new compliant systems prior to December 31, 1999.



     Pulitzer's strategy for achieving Year 2000 compliance was developed using a five phase plan as follows: (1) educate and plan; (2) assess; (3) replace and renovate; (4) validate/test; and (5) implement. As of September 30, 1998, Pulitzer has completed the planning and assessment phases and is in the process of replacing, testing and implementing new compliant systems (with some systems already implemented). Pulitzer and New Pulitzer expect to have substantially all of the Year 2000 system changes implemented by January 31, 1999 at the Star, March 31, 1999 at the Post-Dispatch and September 30, 1999 at the PCN Group properties.



     Pulitzer's current estimate of capital expenditures for new hardware and software to address Year 2000 issues, as well as to replace aging systems, is approximately $11.6 million for its newspaper publishing locations. At September 30, 1998, approximately $4.6 million of the total capital expenditure estimate remains to be spent through the projected implementation dates. These amounts do not include either the internal staff costs of Pulitzer's information technology department or the cost of minor Year 2000 system modifications, both of which are recorded as expense in the period incurred. Year 2000 modification costs for minor system issues are not expected to be significant. The Year 2000 related capital expenditures have been considered in Pulitzer's normal capital budgeting process and will be funded through operating cash flows.



     In addition to addressing internal system issues, Pulitzer is communicating with its major suppliers (including but not limited to newsprint, ink, telecommunication services and utilities) and selected customers to obtain assurance of their preparedness for the Year 2000. In general, questionnaires are being used to identify potential Year 2000 issues at these third parties which may impact Pulitzer's business operations and require a remedy. Pulitzer has received some responses explaining the status of compliance and will make follow-up inquiries where appropriate.



     As of December 31, 1998, Pulitzer believes that its plan for achieving Year 2000 compliance will be fully implemented by September 30, 1999. However, as it is not possible to anticipate all future outcomes, especially where third parties are involved, Pulitzer is in the process of developing Year 2000 contingency plans for mission critical business and production systems.



     In the event that either Pulitzer or Pulitzer's suppliers and customers do not successfully implement their Year 2000 plans on a timely basis, Pulitzer could experience business losses. In the most extreme case, publication of Pulitzer's newspapers and on-line products, as well as the sale of advertising, could be interrupted and/or delayed. The extent of losses under such a scenario have not been estimated by Pulitzer.



     The preceding discussion relates to Pulitzer's publishing operations only. Pulitzer does not expect to incur significant costs to address Year 2000 issues at its broadcasting locations prior to the Merger.



Digital Television



     Pulitzer's Orlando television station, WESH, is required to construct digital television facilities in order to broadcast digitally by November 1, 1999 and comply with Federal Communications Commission ("FCC") rules. The deadline for constructing digital facilities at Pulitzer's other television stations is May 1, 2002. Pulitzer is currently considering available options to comply with the FCC's timetable but does not expect to incur significant capital expenditures to construct digital facilities prior to the Merger.

ITEM 3. PROPERTIES.


     The corporate headquarters of New Pulitzer is located at 900 North Tucker Boulevard, St. Louis, Missouri. The general character, location and approximate size of the principal physical properties used by Pulitzer for its publishing business segment at December 31, 1998, are set forth below. Leases on the properties indicated as leased by Pulitzer expire at various dates through April 2007.


     New Pulitzer believes that all of Pulitzer's owned and leased properties used in connection with its publishing business segment are in good condition, well maintained and adequate for New Pulitzer's current and immediately foreseeable operating needs.


                                                                APPROXIMATE AREA IN
                                                                    SQUARE FEET
                                                                --------------------
               GENERAL CHARACTER OF PROPERTY                     OWNED       LEASED
               -----------------------------                     -----       ------
Printing plants, business and editorial offices, and
  warehouse space located in:
  St. Louis, Missouri(1)....................................    585,600     138,700
  St. Louis, Missouri.......................................                  5,600
  Tucson, Arizona(2)........................................    265,000      41,800
  Washington, D.C...........................................                  2,250
  Provo, Utah...............................................     22,900       9,600
  Santa Maria, California...................................     20,800       2,200
  Napa, California..........................................     21,000
  Coos Bay, Oregon..........................................     15,200
  Hanford, California.......................................     16,500       3,600
  Flagstaff, Arizona........................................     23,200
  Troy, Ohio................................................     43,000         772
  DeKalb, Illinois..........................................     15,900
  Park Hills, Missouri......................................      9,100
  Lihue, Hawaii.............................................      8,500      20,900
  Hamilton, Montana.........................................      2,900
  Rhinelander, Wisconsin....................................      6,400
  Petaluma, California......................................      9,000
  Farmington, Missouri......................................     11,800
  Fredericktown, Missouri...................................      1,800         650


-------------------------
(1) Property is subject to the provisions of the St. Louis Agency Agreement.

(2) The 265,000 square foot facility in Tucson, Arizona is used in the production of the Star and the Citizen and is jointly owned with Gannett pursuant to the Tucson Agency.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of Pulitzer's common stock and Class B common stock as of December 31, 1998, (i) by each director of Pulitzer, (ii) by each person known by New Pulitzer to own beneficially more than 5% of Pulitzer's common stock, (iii) by the executive officers named in the Summary Compensation Table set forth in "Item 6 -- Executive Compensation," and (iv) by all directors and officers of Pulitzer as a group. Assuming that the Spin-off had occurred as of December 31, 1998, the information in the table below would also reflect the number of shares of Common Stock and Class B Common Stock of New Pulitzer, and the respective percentages thereof, beneficially owned by the persons named in such table.



                                                                                                  PERCENT OF
                                                                              CLASS B              AGGREGATE
                                                   COMMON STOCK            COMMON STOCK         VOTING POWER OF
                                               --------------------    ---------------------     COMMON STOCK
          DIRECTORS, OFFICERS AND               NUMBER                   NUMBER                   AND CLASS B
              5% STOCKHOLDERS                  OF SHARES    PERCENT    OF SHARES     PERCENT     COMMON STOCK
          -----------------------              ---------    -------    ---------     -------    ---------------
Trustees of Pulitzer Voting Trust(1).......          --         --%    15,274,749     99.7%          94.9%
Emily Rauh Pulitzer(2)(3)..................          --         --      6,780,667     44.3           42.1
Michael E. Pulitzer(2)(4)..................          --         --      3,800,146     24.8           23.6
David E. Moore(2)(5).......................         182          *      3,927,035     25.6           24.4
James M. Snowden, Jr.(6)...................      10,333          *             --       --             **
William Bush(7)............................       1,667          *             --       --             **
Alice B. Hayes(8)..........................       6,667          *             --       --             **
Ronald H. Ridgway(2)(9)....................     186,434        2.4             --       --             **
Ken J. Elkins(2)(10).......................     174,360        2.3             --       --             **
Nicholas G. Penniman IV(2)(11).............     117,501        1.5             --       --             **
Terrance C.Z. Egger(12)....................       4,765          *             --       --             **
C. Wayne Godsey(13)........................      30,695          *             --       --             **
John C. Kueneke............................         501          *             --       --             **
Gabelli Funds, Inc.(14)....................     595,009        7.7             --       --             **
  One Corporate Center
  Rye, New York 10580-1434
Nicholas Company, Inc.(15).................     415,466        5.4
  701 North Water Street
  Milwaukee, Wisconsin 53202
Oak Value Capital Management, Inc.(16).....     682,123        8.9
  3100 Tower Boulevard
  Durham, North Carolina 27707
Morgan Stanley Dean Witter & Co.(17).......     711,899        9.3
  1585 Broadway
  New York, New York 10036
All directors and officers as a group
  (14 persons)(2)(18)......................     557,222        7.2%    14,507,848     94.7%          90.2%


-------------------------
  *  Represents less than 1% of the outstanding Pulitzer common stock.

 ** Represents less than 1% of the aggregate voting power of Pulitzer common stock and Class B common stock.

 (1) The Trustees of the Pulitzer Voting Trust are Michael E. Pulitzer, David E. Moore, Emily Rauh Pulitzer, Ken J. Elkins, Nicholas G. Penniman IV, Ronald
     H. Ridgway and Cole C. Campbell. The

     Pulitzer Voting Trust and each of the individual Trustees may be reached at 900 North Tucker Boulevard, St. Louis, Missouri 63101.

 (2) Excludes shares which may be deemed to be beneficially owned solely as a trustee of the Pulitzer Voting Trust.


 (3) Includes 6,716,693 shares held in trusts, and 22,860 shares held in a private operating foundation. These shares are beneficially owned by Mrs. Pulitzer.



 (4) Includes 3,684,760 shares held in trusts, and 51,113 shares held in a private foundation. These shares are beneficially owned by Mr. Pulitzer. Also includes 64,273 shares held in a trust for the benefit of the wife of Michael E. Pulitzer. Mr. Pulitzer disclaims beneficial ownership of these shares.



 (5) Includes 366 shares of Class B common stock and 182 shares of common stock beneficially owned by the wife of David E. Moore. Mr. Moore disclaims beneficial ownership of these shares. Also includes 651,231 shares held in trust. These shares are beneficially owned by Mr. Moore.


 (6) Includes 6,667 shares which may be acquired upon the exercise of options granted under the Pulitzer 1994 Stock Option Plan which are exercisable within 60 days of the date hereof.

 (7) Consists of 1,667 shares which may be acquired upon the exercise of options granted under the Pulitzer 1994 Stock Option Plan which are exercisable within 60 days of the date hereof.

 (8) Consists of 6,667 shares which may be acquired upon the exercise of options granted under the Pulitzer 1994 Stock Option Plan which are exercisable within 60 day as of the date hereof.


 (9) Includes 157,449 shares which may be acquired upon the exercise of options granted under the Pulitzer 1986 Employee Stock Option Plan and the Pulitzer 1994 Stock Option Plan which are exercisable within 60 days of the date hereof.



(10) Includes 156,332 shares which may be acquired upon the exercise of options granted under the Pulitzer 1986 Employee Stock Option Plan and the Pulitzer 1994 Stock Option Plan which are exercisable within 60 days of the date hereof.



(11) Includes 92,501 shares which may be acquired upon the exercise of options granted under the Pulitzer 1986 Employee Stock Option Plan and the Pulitzer 1994 Stock Option Plan which are exercisable within 60 days of the date hereof.



(12) Includes 3,778 shares which may be acquired upon the exercise of options granted under the Pulitzer 1994 Stock Option Plan which are exercisable within 60 days of the date hereof. Also includes 185 shares subject to the terms of the Pulitzer Publishing Company 1994 Key Employees' Restricted Stock Purchase Plan (76 shares will vest on January 24, 1999; 55 shares on February 13, 1999; and 54 shares on February 13, 2000).



(13) Includes 29,467 shares which may be acquired upon the exercise of options granted under the Pulitzer 1986 Employee Stock Option Plan and the Pulitzer 1994 Stock Option Plan which are exercisable within 60 days of the date hereof.



(14) This figure is based on information set forth in Amendment No. 8 to
     Schedule 13D dated September 24, 1997, filed by Gabelli Funds, Inc., and its investment adviser, GAMCO, with the Securities and Exchange Commission. The Schedule 13D, as amended, states that (i) Gabelli Funds, Inc. has the sole power to vote, or direct the vote of, and the sole power to dispose or direct the disposition of 92,000 of such shares, and (ii) GAMCO has the sole power to vote, or direct the vote of, 463,011 of such shares, and the sole power to dispose or direct the disposition of, 501,676 of such shares, and (iii) Gabelli Asset Management Company International Advisory Services Ltd. has the sole power to vote, or direct the vote of, and the sole power to dispose or direct the disposition of, 1,333 of such shares.



(15) This figure is based on information set forth in Amendment No. 2 to
     Schedule 13G dated January 22, 1998, filed by Nicholas Company, Inc., investment advisor to Nicholas Fund, Inc., with the Securities and Exchange Commission. The Schedule 13G states that (i) Nicholas Fund, Inc., has the sole power to vote, or direct the vote of such shares, and (ii) that Nicholas Company, Inc. has the sole power to dispose or direct the disposition of such shares.

(16) This figure is based on information set forth in Amendment 2 to Schedule 13G dated January 31, 1998, filed by Oak Value Capital Management, Inc. with the Securities and Exchange Commission. The Schedule 13G states that Oak Value Capital Management, Inc. has the sole power to vote, or direct the vote of 598,629 shares, and the sole power to dispose or direct the disposition of 682,123 shares.



(17) This figure includes 662,400 shares which Morgan Stanley Asset Management Inc. has the shared power to dispose or direct the disposition of and is based on information set forth in the joint Schedule 13G, dated September 10, 1998, filed by Morgan Stanley Dean Witter & Co. and Morgan Stanley Asset Management Inc., a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co., with the Securities and Exchange Commission. The joint
     Schedule 13G states that (i) Morgan Stanley Dean Witter & Co. has the shared power to vote or direct the vote of 511,499 shares, and the shared power to dispose or direct the disposition of 711,899 shares and (ii) Morgan Stanley Asset Management Inc. has the shared power to vote or direct the vote of 462,000 shares, and the shared power to dispose or direct the disposition of 662,400 shares.



(18) Includes 477,801 shares which may be acquired upon the exercise of options granted under the Pulitzer 1986 Employee Stock Option Plan and the Pulitzer 1994 Stock Option Plan which are exercisable within 60 days of the date hereof.


VOTING TRUST


     It is contemplated that the beneficial owners of more than 90% of Pulitzer's Class B common stock currently outstanding, representing more than 88% of the combined voting power of Pulitzer's outstanding common stock and Class B common stock will enter into an agreement to be effective immediately following the consummation of the Spin-off (the "New Pulitzer Voting Trust Agreement") providing for the creation of a new voting trust (the "New Pulitzer Voting Trust") and will deposit their shares of New Pulitzer Class B Common Stock into that trust. A description of the terms and provisions of the New Pulitzer Voting Trust Agreement is set forth in "Item 11. -- Description of Registrant's Securities to be Registered -- New Pulitzer Voting Trust Agreement." The Pulitzer Voting Trust will be terminated in connection with the Transactions.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

                                   MANAGEMENT

     The following table sets forth certain information concerning New Pulitzer's executive officers and directors.


NAME, AGE AND CLASS                                    POSITIONS WITH NEW PULITZER
-------------------                                    ---------------------------
CLASS A DIRECTORS
Emily Rauh Pulitzer; 65(1)...........................  Director
James M. Snowden, Jr.; 55............................  Director
Nicholas G. Penniman IV; 60(2).......................  Director, Senior Vice President --
                                                       Newspaper Operations
CLASS B DIRECTORS
Michael E. Pulitzer; 68(1)...........................  Director, Chairman of the Board
Ronald H. Ridgway; 60................................  Director, Senior Vice
                                                       President -- Finance
William Bush; 52.....................................  Director
CLASS C DIRECTORS
David E. Moore; 75(1)................................  Director
Ken J. Elkins; 61....................................  Director
Alice B. Hayes; 61...................................  Director
OTHER EXECUTIVE OFFICERS
Robert C. Woodworth; 51(3)...........................  President and Chief Executive Officer
Terrance C.Z. Egger; 41..............................  Vice President
James V. Maloney; 49.................................  Secretary


-------------------------
(1) Michael E. Pulitzer is a cousin of David E. Moore and a brother-in-law of Emily Rauh Pulitzer.


(2) Following consummation of the Transactions, Mr. Penniman will cease to serve as a director and executive officer of New Pulitzer but will continue with New Pulitzer as a consultant.



(3) Robert C. Woodworth will be named to the Board of Directors of New Pulitzer as a Class A Director following consummation of the Transactions.



     EMILY RAUH PULITZER is the widow of Joseph Pulitzer, Jr. Mrs. Pulitzer was a curator of the St. Louis Art Museum from 1964 through 1973. She currently serves certain St. Louis and national charitable, civic and arts organizations and as a director of Pulitzer. It is contemplated that following the consummation of the Transactions, Mrs. Pulitzer will enter into a consulting agreement with New Pulitzer. The terms of this consulting agreement will be substantially similar to Mrs. Pulitzer's existing consulting agreement with Pulitzer and will include an agreement by New Pulitzer to use its best efforts to cause Mrs. Pulitzer to be a member of its Board of Directors.



     JAMES M. SNOWDEN, JR. has been an Executive Vice President of Huntleigh Securities Corporation ("Huntleigh") since November 6, 1995. Mr. Snowden was a Vice President of A.G. Edwards & Sons, Inc. from June 1984 through November 3, 1995 and was a director of A.G. Edwards & Sons, Inc. from March 1988 through February 1994. Mr. Snowden serves as a director of Pulitzer. Pulitzer has retained, and New Pulitzer intends to retain in the future, Huntleigh as a financial advisor in connection with such financial matters as it deems appropriate.



     NICHOLAS G. PENNIMAN IV, has served as New Pulitzer's Senior Vice President -- Newspaper Operations since May 1998 and has served as Pulitzer's Senior Vice President -- Newspaper Operations since April 1986. Prior to that time, Mr. Penniman served as Pulitzer's Vice President -- Newspaper Operations and General Manager of the Post Dispatch from April 1984 through March 1986 and as Assistant General Manager of the Post-Dispatch from January 1978 through March 1984. Mr. Penniman is a director of Pulitzer and also serves as Publisher of the Post-Dispatch. Following consummation of the Transactions,

Mr. Penniman will cease to serve as a director and executive officer of New Pulitzer but will continue with New Pulitzer as a consultant.



     MICHAEL E. PULITZER was elected Chairman of the Board of New Pulitzer in May 1998, and served as its President and Chief Executive Officer from May 1998 through December 1998. Mr. Pulitzer was elected Chairman of the Board of Pulitzer on June 11, 1993, and has served as its President and Chief Executive Officer since April 1986. Mr. Pulitzer served as Vice Chairman of the Board of Pulitzer from April 1984 through March 1986 and as President and Chief Operating Officer of Pulitzer from April 1979 through March 1984. It is contemplated that following the consummation of the Transactions, Mr. Pulitzer will enter into an employment agreement with New Pulitzer. Mr. Pulitzer is expected to become a director of Hearst-Argyle following the closing of the Transactions.



     RONALD H. RIDGWAY, has served as Senior Vice President -- Finance of New Pulitzer since May 1998 and as Pulitzer's Senior Vice President -- Finance since March 1986. Prior thereto, Mr. Ridgway served as Pulitzer's Vice
President -- Finance from April 1984 through March 1986, as Treasurer from April 1979 through March 1986, and as Secretary and Assistant Treasurer from January 1978 through March 1979. Mr. Ridgway serves as a director of Pulitzer.


     WILLIAM BUSH has been a partner in the law firm of Fulbright & Jaworski L.L.P. (and its predecessor firm, Reavis & McGrath) since 1977. He is the partner in charge of the New York office and a member of the Executive Committee of the firm. Pulitzer has retained, and New Pulitzer intends to retain in the future, Fulbright & Jaworski L.L.P. as attorneys in connection with such legal matters as it deems appropriate. Mr. Bush serves as a director of Pulitzer.


     DAVID E. MOORE, lifelong journalist, founded Harrison Independent (Westchester County, NY), Connecticut Business Journal in association with Westchester Business Journal, and International Business magazine. Mr. Moore remains chairman of International Business Network, Inc., an electronic gateway service, and serves as a director of Pulitzer. It is contemplated that following the consummation of the Transactions, Mr. Moore will enter into a consulting agreement with New Pulitzer. The terms of this consulting agreement will be substantially similar to Mr. Moore's existing consulting agreement with Pulitzer and will include an agreement by New Pulitzer to use its best efforts to cause Mr. Moore to be a member of its Board of Directors.



     KEN J. ELKINS, has served as Pulitzer's Senior Vice
President -- Broadcasting Operations since April 1986 and prior thereto, from April 1984 through March 1986, served as Pulitzer's Vice President -- Broadcasting Operations. Mr. Elkins is a director of Pulitzer and Commerce Bank of St. Louis and is expected to become a senior advisor and director of Hearst-Argyle following the closing of the Transactions.



     ALICE B. HAYES has been President of the University of San Diego since July 1995. From July 1989 through May 1995, Dr. Hayes was Executive Vice President and Provost of St. Louis University, St. Louis, Missouri, and for over five years prior thereto held various academic positions at Loyola University of Chicago. Dr. Hayes serves as a director of Pulitzer.



     ROBERT C. WOODWORTH has served as New Pulitzer's President and Chief Executive Officer since January 1, 1999. Mr. Woodworth was a Vice President -- Newspapers of Knight Ridder, Inc. from May 1997 until December 1998. Prior to that, Mr. Woodworth worked for Capital Cities/ABC, most recently as Publisher of The Kansas City Star and Senior Vice President -- Metro Newspapers. Mr. Woodworth, who joined Capital Cities in 1973, previously served in various capacities at a number of Capital Cities properties, including Executive Vice President and General Manager of The Fort-Worth Star-Telegram and Vice
President -- Operations of The Belleville News-Democrat. Mr. Woodworth will be named to the Board of Directors of New Pulitzer as a Class A Director following the consummation of the Transactions.



     TERRANCE C.Z. EGGER has served as a Vice President of New Pulitzer since May 1998 and as a Vice President of Pulitzer and General Manager of the Post-Dispatch since March 1996. Prior to joining Pulitzer, Mr. Egger served as Vice President and Advertising Director for TNI Partners.

     JAMES V. MALONEY has served as Secretary of New Pulitzer since May 1998 and has served as Secretary of Pulitzer since January 1984 and was appointed Pulitzer's Director of Shareholder Relations in June 1987.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors of Pulitzer has, and after the Spin-off the New Pulitzer Board of Directors will have, an Audit Committee, Compensation Committee, Executive Committee, Finance Committee, Nominating Committee and Planning Committee. The functions of each of these committees are described and the members of each are listed below. The functions of these committees will not change as a result of the Spin-off, and it is expected that the members of the New Pulitzer committees following the Spin-off will be the same, with certain exceptions, as those currently serving on the Pulitzer committees.

     The Audit Committee of Pulitzer consists of the two directors who are determined to be independent directors under the corporate responsibility requirements for companies listed on the New York Stock Exchange. The Audit Committee is responsible to the Board of Directors for overseeing and reviewing audit results and monitoring the effectiveness of internal audit functions. James M. Snowden, Jr. and Alice B. Hayes currently serve as members of this Committee of Pulitzer.

     The Compensation Committee of Pulitzer consists of Michael E. Pulitzer, who is Chairman, President and Chief Executive Officer of Pulitzer, and three directors who are not officers of Pulitzer. The Board of Directors may at its discretion appoint a fourth person, who, if he is not a director, shall be an advisory member of the Compensation Committee. The Compensation Committee renders advice with respect to compensation matters and administers, among other things, Pulitzer's equity and incentive compensation plans. In addition to Michael E. Pulitzer, David E. Moore, William Bush and James M. Snowden, Jr. currently serve as members of this Committee of Pulitzer.

     The Executive Committee of Pulitzer consists of the four directors who hold the positions of President, Senior Vice President -- Finance, Senior Vice President -- Newspaper Operations and Senior Vice President -- Broadcasting Operations and one or more directors who are not officers of Pulitzer. The Executive Committee exercises the power and authority of the Board of Directors during the period between Board meetings, subject to certain limitations. Michael E. Pulitzer, Ronald H. Ridgway, Nicholas G. Penniman IV, Ken J. Elkins and David E. Moore currently serve as members of this Committee of Pulitzer.

     The Finance Committee of Pulitzer consists of the three directors who hold the positions of President, Senior Vice President -- Finance and Senior Vice President -- Newspaper Operations and, in the discretion of the Board of Directors, a fourth person, designated by resolution adopted by a majority of the whole Board of Directors, who, if he is not a director, shall be an advisory member. The Finance Committee may exercise, in general, the authority of the Board with respect to approval or disapproval of contracts obligating Pulitzer for more than $50,000 but not more than $500,000 ($1,000,000 with respect to the Post-Dispatch). Michael E. Pulitzer, Ronald H. Ridgway and Nicholas G. Penniman IV currently serve as members of this Committee of Pulitzer.

     The Nominating Committee of Pulitzer consists of two or more directors who are designated by resolution adopted by a majority of the whole Board. The Nominating Committee recommends qualified candidates to the Board of Directors and/or the stockholders for election as directors of Pulitzer. Michael E. Pulitzer, David E. Moore and James M. Snowden, Jr. currently serve as members of this Committee of Pulitzer.

     The Planning Committee of Pulitzer consists of the four directors who hold the positions of President, Senior Vice President -- Finance, Senior Vice President -- Newspaper Operations and Senior Vice President -- Broadcasting Operations and, in the discretion of the Board of Directors, up to six additional persons, designated by resolution adopted by a majority of the whole Board of Directors, each of whom, if he or she is not a director, shall be an advisory member. The Planning Committee may consider and develop short and long-term plans and strategies for Pulitzer for presentation to the Board of Directors for consideration and appropriate action. Michael E. Pulitzer, Ronald
H. Ridgway, Nicholas G. Penniman IV, Ken J. Elkins,

William Bush, David E. Moore, Alice B. Hayes, Emily Rauh Pulitzer and James M. Snowden, Jr. currently serve as members of this Committee of Pulitzer.

DIRECTOR COMPENSATION

     Compensation for non-employee directors of Pulitzer is set at $5,000 per year. In addition, each non-employee director receives $750 for each meeting of the Pulitzer Board of Directors or any of its committees he or she attends in person or by telephone, a $1,000 travel allowance if he or she attends in person, and a per diem payment of $150 for each day he or she stays overnight in St. Louis or elsewhere in connection with any meeting of the Board of Directors or any of its Committees. It is expected that New Pulitzer will compensate directors following the Spin-off substantially in accordance with the foregoing practices.


     New Pulitzer has adopted, subject to stockholder approval, the Pulitzer Inc. 1999 Stock Option Plan which is substantially similar to the Pulitzer Publishing Company 1994 Stock Option Plan. Under this stock option plan, New Pulitzer will grant options to purchase 1,250 shares of Common Stock to each non-employee director (other than directors who beneficially own 1% or more of any class of capital stock of New Pulitzer) following each Annual Meeting of Stockholders. The exercise price per share would be equal to the fair market value per share of the Common Stock on the date of grant, and unless sooner terminated, each option would expire ten years after the date of grant. At present, Dr. Hayes and Messrs. Bush and Snowden are the only non-employee directors who would be eligible to receive these annual option grants. The Pulitzer Inc. 1999 Stock Option Plan will be presented for approval by the stockholders of New Pulitzer at their first annual meeting following the consummation of the Transactions.



     David E. Moore, a director of Pulitzer and member of the Compensation Committee, is party to a consulting agreement with Pulitzer, dated October 21, 1986, pursuant to which Mr. Moore provides, at the request of the President, managerial advice regarding the business operations of Pulitzer and its subsidiaries and general business advice regarding long-term strategic planning. For his services under the agreement, Mr. Moore was paid $131,200 in 1997, $140,000 in 1998, and Mr. Moore will be paid $140,000 in 1999. The consulting agreement provides for automatic renewals unless terminated by either party not later than December 1 of any calendar year.



     Emily Rauh Pulitzer, a director of Pulitzer, is party to a consulting agreement with Pulitzer, dated January 26, 1998, pursuant to which Mrs. Pulitzer provides, at the request of the Chairman, advice regarding the business operations of Pulitzer and its subsidiaries, particularly their newspaper operations, and general advice regarding long-term strategic planning. For her services under the agreement, Pulitzer paid Mrs. Pulitzer $43,733.33 on March 11, 1998 for September through December of 1997, $140,000 for the 1998 fiscal year, and Mrs. Pulitzer will be paid $140,000 for the 1999 fiscal year. The consulting agreement provides for automatic renewals unless terminated by either party not later than December 1 of any calendar year.


     It is contemplated that in connection with the Spin-off and Merger, Mr. Moore and Mrs. Pulitzer's consulting agreements with Pulitzer will be terminated and that following the consummation of the Transactions, New Pulitzer will enter into a substantially similar consulting agreement with each of Mr. Moore and Mrs. Pulitzer.

ITEM 6. EXECUTIVE COMPENSATION.


     Prior to the Spin-off, Pulitzer's executive officers will not have received any compensation from New Pulitzer for serving as executive officers thereof. On December 18, 1998, New Pulitzer entered into an employment agreement with Robert
C. Woodworth pursuant to which Mr. Woodworth will serve as President and Chief Executive Officer of New Pulitzer for an initial term of three years, beginning January 1, 1999. At the end of each year, the agreement automatically renews for an additional year. Mr. Woodworth will be entitled to receive an annual base salary of $575,000 and an annual incentive bonus target of 100% of salary. Mr. Woodworth will receive initial stock option and restricted stock awards in New Pulitzer valued at approximately $2,500,000, subject to vesting conditions. If Mr. Woodworth terminates his employment for "good reason" or New Pulitzer terminates his employment without "cause," then Mr. Woodworth will be entitled to severance equal to three years' salary plus accelerated vesting of the initial option and restricted stock awards. In the event the Transactions do not occur, the Company will assume all provisions of the employment agreement with Mr. Woodworth, including the provisions relating to his position, rights and entitlements. New Pulitzer has also agreed to make an additional cash payment to Mr. Woodworth of $200,000 in 1999 to compensate him for lost bonus opportunities with his previous employer. New Pulitzer also has entered into employment agreements with Messrs. Cole C. Campbell, Terrance C.Z. Egger and James V. Maloney that become effective upon consummation of the Merger. Messrs. Campbell and Egger are currently employed as the Editor of the Post-Dispatch and General Manager of the Post-Dispatch, respectively, and Mr. Maloney is currently employed as a corporate officer of Pulitzer. Each of these agreements is for a term of three years, and each agreement includes salary and bonus opportunities that are substantially similar to what is currently provided by Pulitzer, except that the agreement with Mr. Egger includes a provision for a restricted stock grant that would vest if his employment with New Pulitzer continues until the end of the three-year term.



     Following the consummation of the Transactions, it is anticipated that the Board of Directors of New Pulitzer, acting upon the recommendation of outside compensation consultants, will approve the terms and conditions of new employment agreements to be made by New Pulitzer with Messrs. Michael E. Pulitzer and Ronald H. Ridgway. It is anticipated that Mr. Pulitzer's agreement will be for a term of seven years and that Mr. Pulitzer will serve as Chairman of the Board of Directors of New Pulitzer. Initially, Mr. Pulitzer's salary and bonus opportunities would be substantially the same as is currently provided to him by Pulitzer. It is also expected that Mr. Pulitzer would become a participant in the Pulitzer Inc. 1999 Stock Option Plan, and that the annual retirement pension payable to him under the qualified and nonqualified pension and retirement plans of New Pulitzer will be increased to approximately 50% (from 40%) of his final average compensation.



     It is anticipated that the term of Mr. Ridgway's agreement will be between two and three years. Mr. Ridgway would serve as Senior Vice President - Finance -- the same position he currently holds with Pulitzer. His salary and bonus opportunities would be substantially the same as is currently provided to him by Pulitzer. It is anticipated that, upon completion of the terms of his agreement, New Pulitzer will waive any early retirement reduction factor that would otherwise apply to Mr. Ridgway in determining the annual retirement pension to which he would then be entitled under the nonqualified pension plan of New Pulitzer (which is expected to be similar to the Supplemental Executive Benefit Pension Plan presently maintained by Pulitzer).

     The following Summary Compensation Table shows the compensation paid each of the last three fiscal years of Pulitzer to the seven most highly compensated executive officers of Pulitzer for 1997:


                           SUMMARY COMPENSATION TABLE


                                                                                   LONG-TERM COMPENSATION
                                                                             ----------------------------------
                                           ANNUAL COMPENSATION                        AWARDS            PAYOUTS
                                ------------------------------------------   ------------------------   -------
             (A)                (B)       (C)        (D)                        (F)
                                                                  (E)        RESTRICTED        (G)        (H)           (I)
                                                              OTHER ANNUAL     STOCK         OPTIONS/    LTIP        ALL OTHER
           NAME AND                                           COMPENSATION     AWARDS        SARS(3)    PAYOUTS   COMPENSATION(4)
      PRINCIPAL POSITION        YEAR   SALARY($)   BONUS($)       ($)           ($)            (#)        ($)           ($)
      ------------------        ----   ---------   --------   ------------   ----------      --------   -------   ---------------
Michael E. Pulitzer...........  1997   $918,115    $554,972        $0          $    0              0      $0          $37,951
  Chairman of the Board,        1996    850,000     597,676         0               0              0       0            6,135
  President and                 1995    800,000     441,072         0               0              0       0            8,775
  Chief Executive Officer
Ken J. Elkins.................  1997    420,000     206,273         0               0         35,000       0           26,716
  Senior Vice President --      1996    390,000     220,326         0               0         32,000       0           15,077
  Broadcasting Operations       1995    364,000     204,589         0          51,081(1)      30,000       0           15,986
Nicholas G. Penniman IV.......  1997    324,435     167,779         0               0         17,500       0           14,617
  Senior Vice President --      1996    304,000     139,880         0               0         15,000       0            5,500
  Newspaper Operations          1995    292,000     130,624         0          51,081(1)      16,667       0            6,452
Ronald H. Ridgway.............  1997    318,950     154,856         0               0         27,500       0           13,259
  Senior Vice President --      1996    281,000     158,505         0               0         20,000       0            5,464
  Finance                       1995    255,000     137,658         0          51,081(1)      20,000       0            6,413
John C. Kueneke...............  1997    233,000      87,496         0               0          8,000       0            3,945
  Executive Vice President      1996    212,827      91,593         0               0          4,000       0                0
  Pulitzer Broadcasting
    Company                     1995          0           0         0               0              0       0                0
C. Wayne Godsey...............  1997    233,000      84,349         0               0          8,000       0            5,260
  Executive Vice President      1996    217,000      91,843         0               0          4,000       0            4,818
  Pulitzer Broadcasting
    Company                     1995    201,552      95,551         0               0         12,000       0            5,100
Terrance C.Z. Egger...........  1997    174,327      68,250         0          13,134(2)       5,000       0            3,074
  Vice President                1996    121,731      61,750         0           3,465(2)       3,000       0           61,379
                                1995          0           0         0                          3,333       0                0


-------------------------
(1) The grant was for 2,083 shares representing a value of $51,081 based on the closing price of the Pulitzer common stock of $24.525 on the date of grant. At December 31, 1997, the value of each of the grants was $131,880. All of the stock vested upon grant, and dividends have been paid thereon. None of the named executive officers holds restricted stock which did not fully vest upon grant.


(2) Income related to the vesting of stock grants issued while employed by TNI Partners.



(3) Stock options have been adjusted for 1995 to reflect the impact of a common stock and Class B common stock split, effected in the form of a 25% stock dividend, declared by Pulitzer's Board of Directors on January 4, 1995 and a common stock and Class B common stock split, effected in the form of a 33.3% stock dividend, declared by Pulitzer's Board of Directors on September 12, 1996.



(4) Includes (i) Pulitzer's contributions to the Pulitzer Retirement Savings Plan, in the amount of $5,350, $5,350, $5,350, $5,350, $3,945, $5,260 and
    $3,074, respectively, in the cases of Messrs. Pulitzer, Elkins, Penniman, Ridgway, Kueneke, Godsey and Egger, (ii) income assessed which was related to split dollar life insurance of $32,601, $11,866, $9,267, and $7,909, respectively, in the cases of Messrs. Pulitzer, Elkins, Penniman, and Ridgway (iii) Pulitzer's payment of an annual auto allowance to Ken J. Elkins of $9,500 in 1997, 1996 and 1995 and (iv) payment of moving expenses for Terrance C.Z. Egger of $61,379 in 1996.

     Stock Compensation. Pulitzer has maintained three different equity incentive compensation plans: (i) a stock option plan, (ii) a restricted stock plan and (iii) a broad-based employee stock purchase plan (participation in which was suspended as of September 30, 1998). All three plans are administered by the Compensation Committee of the Board of Directors of Pulitzer. New Pulitzer's Board of Directors has adopted similar equity incentive compensation plans.



     New Pulitzer's stock option plan, which is subject to stockholder approval, provides for the granting of options to purchase shares of New Pulitzer Common Stock to key personnel at an exercise price equal to the fair market value of the Common Stock on the option grant date. Unlike Pulitzer's present plan, Michael E. Pulitzer is eligible to receive stock option grants under the New Pulitzer plan. At the time the Merger is consummated, all options previously granted under Pulitzer's stock option plans will have been exercised, cancelled or cashed-out.



     New Pulitzer's restricted stock plan, which is subject to stockholder approval, provides for the issuance of "restricted" shares of New Pulitzer Common Stock to key personnel. The shares are restricted in the sense that New Pulitzer is entitled to recover the shares issued to individuals whose employment or service with New Pulitzer terminates before the specified vesting date(s). At the time of the consummation of the Merger, all restricted shares issued under the corresponding Pulitzer restricted stock plan will have become unrestricted or will have been re-acquired by Pulitzer.



     New Pulitzer's employee stock purchase plan provides for the purchase of shares of New Pulitzer Common Stock by participating employees at the end of each of four quarterly plan cycles for a purchase price equal to 85% of the then fair market value of the Common Stock. In general, all employees of New Pulitzer and its subsidiary corporations are eligible to become participants in this plan. Stock purchases will be made with money withheld from pay at the election of the participating employees. In contemplation of the Merger, participation in Pulitzer's employee stock purchase plan was suspended at the end of the third cycle for 1998 (i.e., as of September 30, 1998).


     The following table provides information on option grants in fiscal 1997 by Pulitzer to the named executive officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                               INDIVIDUAL GRANTS


             (A)                   (B)                           (D)            (E)                               (G)
                                                  (C)                                            (F)
                                               % OF TOTAL                                     POTENTIAL REALIZABLE VALUE
                                                OPTIONS                                         AT END OF OPTION TERM
                                 OPTIONS       GRANTED TO      EXERCISE                         ASSUMING ANNUAL STOCK
                                 GRANTED       EMPLOYEES        PRICE                        PRICE APPRECIATION RATES OF:
                                 (SHARES)      IN FISCAL         (PER        EXPIRATION      ----------------------------
            NAME                   (1)          1997(2)         SHARE)          DATE            5%($)           10%($)
            ----                 --------      ----------      --------      ----------         -----           ------
Michael E. Pulitzer..........          0             0%         $  .00              --       $        0       $        0
Ken J. Elkins................     35,000          16.6           58.81        12/18/07        1,294,563        3,280,463
Nicholas G. Penniman IV......     17,500           8.3           58.81        12/18/07          647,281        1,640,231
Ronald H. Ridgway............     27,500          13.0           58.81        12/18/07        1,017,156        2,577,506
John C. Kueneke..............      8,000           3.8           58.81        12/18/07          295,900          749,820
C. Wayne Godsey..............      8,000           3.8           58.81        12/18/07          295,900          749,820
Terrence C.Z. Egger..........      5,000           2.4           58.81        12/18/07          184,938          468,638


-------------------------
(1) Each option becomes exercisable in one-third increments over a three-year period on the anniversary date of the grants.

(2) Based on an aggregate of 211,231 stock options granted to all employees in fiscal 1997.

     The following table provides information on option/SAR exercises in Pulitzer's fiscal 1997 by the named executive officers and the value of such officers' unexercised options/SARs at December 31, 1997:

               AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND DECEMBER 31, 1997 OPTION VALUES


                  EXERCISES DURING YEAR                                                 FISCAL YEAR-END
---------------------------------------------------------      ------------------------------------------------------------------
           (A)                                    (C)
                                                                            (D)                                 (E)
                                 (B)                               NUMBER OF UNEXERCISED                VALUE OF UNEXERCISED
                               SHARES                                   OPTIONS/SARS                        IN-THE-MONEY
                              ACQUIRED                                    (SHARES)                       OPTIONS/SARS($)(1)
                                 ON              VALUE         ------------------------------      ------------------------------
          NAME                EXERCISE        REALIZED($)      EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
          ----                --------        -----------      -----------      -------------      -----------      -------------
Michael E. Pulitzer......           0          $      0                0                0          $        0         $      0
Ken J. Elkins............           0                 0          153,998           66,334           6,469,845          810,574
Nicholas G. Penniman
  IV.....................       8,500           284,969           94,444           33,056           3,906,579          409,978
Ronald H. Ridgway........       7,225           269,165          134,998           47,501           5,860,661          543,390
John C. Kueneke..........           0                 0            4,888           12,445             129,061          134,679
C. Wayne Godsey..........           0                 0           35,556           16,446           1,483,165          249,680
Terrence C.Z. Egger......           0                 0            3,222            8,111              81,292           88,740


-------------------------
(1) Computed based upon the difference between the closing price of Pulitzer's common stock on December 31, 1997, and the exercise price. Stock options and stock prices have been adjusted to reflect the impact of a common stock and a Class B common stock split, effected in the form of a 25% stock dividend, declared by Pulitzer's Board of Directors on January 4, 1995 and a common stock and Class B common stock split, effected in the form of a 33.3% stock dividend, declared by Pulitzer's Board of Directors on September 12, 1996.


     Pulitzer Retirement Savings Plan. Pulitzer maintains the Pulitzer Retirement Savings Plan (the "Retirement Savings Plan") for the benefit of eligible employees of Pulitzer and certain subsidiaries. The Retirement Savings Plan is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and contains a qualified cash or deferred arrangement as described in Section 401(k) of the Code. The Retirement Savings Plan is funded through Pulitzer's contributions and participating employees' elective 401(k) deferrals. Each participant's elective deferrals are made through payroll deductions and are subject to the annual 401(k) limit which, for 1999, is $10,000 and other legal limitations. Pulitzer makes annual matching contributions (limited to 2% of pay) at the rate of 50% of an executive officer's elective contributions. In addition, Pulitzer makes a $50 monthly profit sharing contribution to each participating executive's Retirement Savings Plan account.


     New Pulitzer will assume sponsorship of Pulitzer's Retirement Savings Plan in connection with the consummation of the Transactions. It is anticipated that New Pulitzer will continue to maintain the Retirement Savings Plan on substantially the same basis for the benefit of its eligible employees. Following the Merger, the Retirement Savings Plan account balances of the continuing Broadcasting Business employees and the liabilities for payment thereof will be transferred to and assumed by a similar plan that is or will be maintained by Hearst-Argyle and/or its affiliates.


     Pulitzer's contributions under the Retirement Saving Plan for the accounts of the seven most highly compensated executive officers of Pulitzer are included in the amount of cash compensation set forth opposite their names on the Summary Compensation Table set forth on page 40.


     Pulitzer Publishing Company Pension Plan. The Pulitzer Publishing Company Pension Plan (the "Pension Plan") is a defined benefit plan that is intended to be a qualified plan under Section 401(a) of the Code. Generally, the Pension Plan provides retirement benefits to non-union employees of Pulitzer and all employees of the Broadcasting Business. Pulitzer's executive officers are also covered under the Pension Plan.

     The Pension Plan provides for the payment of monthly retirement income to participating employees. The amount of the monthly benefit, expressed as a single life annuity beginning at normal retirement age (later of age 65 or the completion of five years of participation), is approximately equal to the sum of
(i) 1.5%
of "monthly earnings" for each year of service up to 25 years, (ii) 1% of "monthly earnings" for each year of service beyond 25 years, (iii) .5% of "monthly earnings" in excess of "covered compensation" for each year of service up to a total of 35 years (subject to certain limitations), and (iv) the benefit, if any, earned under a predecessor plan as of December 31, 1988. Generally, monthly earnings means the monthly average of an employee's base earnings in the specified years, and covered compensation means base compensation with respect to which social security benefits are earned. Pension Plan benefits become vested upon completion of five years of service. A covered employee may retire with reduced benefits after attaining age 55 and completing five years of service.

     New Pulitzer will assume sponsorship of the Pension Plan in connection with the consummation of the Transactions. It is anticipated that New Pulitzer will continue to maintain the Pension Plan after the Merger for the benefit of its eligible employees. Following the Merger, the Pension Plan liabilities attributable to continuing Broadcasting Business employees, together with Pension Plan assets associated with those liabilities, will be transferred to and assumed by a similar plan maintained or to be maintained by Hearst-Argyle and/or its affiliates for the benefit of those employees.


     As of December 31, 1997, total estimated annual retirement benefits for Michael E. Pulitzer, Ken J. Elkins, Nicholas G. Penniman IV, Ronald H. Ridgway, John C. Kueneke, C. Wayne Godsey and Terrance C.Z. Egger under the Pension Plan, assuming they continue in their current positions at their current levels of compensation and retire at age 65 (or at the present date if older than 65), are $63,963, $71,786, $70,322, $65,624, $46,644, $64,124 and $74,810, respectively.
The following table shows the estimated annual pension payable under the Pension Plan to persons retiring at age 65. The table reflects the fact that the benefits provided by the Pension Plan's formula are subject to certain limitations under the Code.


                            ESTIMATED ANNUAL PENSION BENEFITS FOR YEARS OF SERVICE INDICATED
  ANNUAL COMPENSATION     --------------------------------------------------------------------
     AT RETIREMENT        15 YRS.        20 YRS.        25 YRS.        30 YRS.        35 YRS.
  -------------------     -------        -------        -------        -------        -------
          $150,000.....   $30,361        $36,143        $40,506        $41,736        $42,447
           200,000.....    41,260         49,228         55,304         57,205         58,412
           250,000.....    45,685         60,887         70,102         72,673         74,377
           300,000.....    45,665         60,887         76,109         87,331         90,342
           350,000.....    45,665         60,887         76,109         87,331         98,553
           400,000.....    45,665         60,887         76,109         87,331         98,553
           450,000.....    45,665         60,887         76,109         87,331         98,553
           500,000.....    45,665         60,887         76,109         87,331         98,553

-------------------------
This table reflects the fact that the benefit provided by the Pension Plan's formula is subject to certain constraints under the Code. For 1988, the maximum annual benefit is $130,000 under Code Section 415. Furthermore, under Code
Section 401(a)(17), the maximum annual compensation that may be reflected in 1998 is $160,000. These dollar limits are subject to cost of living increases in future years.

     Supplemental Executive Benefit Pension Plan. The Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan ("SERP") is an unfunded defined benefit plan. The SERP provides for the payment of a minimum annual retirement benefit to executive officers and other designated highly compensated employees of Pulitzer, taking into account the employer provided benefits earned by the participant under Pulitzer's Retirement Savings Plan and Pension Plan. The retirement pension payable to a SERP participant, expressed as an annual single life annuity beginning at the participant's normal retirement date (age 65 and 10 years of service), is equal to 40% of the participant's final three-year average compensation multiplied by a fraction, the numerator of which is the number of the participant's years of credited service, and the denominator of which is 25. The amount of the benefit, as so determined, is payable by Pulitzer to the extent it is not covered by the employer-provided benefits payable to the participant under Pulitzer's Retirement Savings Plan and Pension Plan. Participants become vested in their SERP benefits after the completion of ten years of service with Pulitzer and its affiliates. Vested participants who retire between age 55 and 65 may elect to begin receiving reduced annual payments before they reach age 65 (their normal retirement age). Subject to certain conditions, the SERP also provides for the payment of a 50% survivor annuity to the surviving spouse of a deceased participant. The estimated years of credited service for Michael E. Pulitzer, Ken J. Elkins, Nicholas G. Penniman IV, Ronald
H. Ridgway, John C. Kueneke, C. Wayne Godsey and Terrance C. Z. Egger under the SERP are 37 years, 36 years, 22 years, 26 years, 2 years, 10 years and 2 years, respectively.


     In connection with the Transactions, New Pulitzer will assume Pulitzer's obligations under the SERP other than obligations accrued with respect to employees of the Broadcasting Business who continue to be employed by Hearst-Argyle and/or its affiliates after the consummation of the Transactions. In connection with the assumption of the SERP obligations to Mr. Ken J. Elkins, New Pulitzer will be required to waive the application of any early retirement reduction factor if Mr. Elkins elects to begin receiving his SERP payments before reaching age 65 but after reaching age 63. It is anticipated that New Pulitzer will adopt a similar plan for the benefit of its executive officers and other designated highly compensated employees. Benefits payable under the SERP formula after the Merger to a New Pulitzer employee who was also a participant in Pulitzer's SERP before the Merger will not be lower than the SERP benefits earned by the employee under Pulitzer's SERP immediately prior to the Merger.


     The following table shows the estimated annual pension benefits that would be payable under the existing SERP formula, without regard to offsets for employer-provided benefits payable under the Retirement Savings Plan and the Pension Plan to persons retiring at age 65 in the specified compensation and years-of-service classifications. The SERP benefit is the difference between the total benefit shown in the following table and the employer-provided benefit earned under the Pension Plan and the Retirement Savings Plan. As of December 31, 1997, total estimated annual retirement benefits for Michael E. Pulitzer, Ken J. Elkins, Nicholas G. Penniman IV, Ronald H. Ridgway, John C. Kueneke, C. Wayne Godsey and Terrance C. Z. Egger under the SERP, assuming they continue in their current positions at their current levels of compensation and retire at 65 (or at the present date if older than 65), are $483,247, $156,723, $100,379, $91,008, $20,316, $43,354 and $0, respectively.


                                          ESTIMATED ANNUAL PENSION BENEFITS
                                            FOR YEARS OF SERVICE INDICATED
  FINAL THREE-YEAR       --------------------------------------------------------------------
AVERAGE COMPENSATION     15 YRS.        20 YRS.        25 YRS.        30 YRS.        35 YRS.
--------------------     -------        -------        -------        -------        -------
          $150,000...    $ 36,000       $ 48,000       $ 60,000       $ 60,000       $ 60,000
           200,000...      48,000         64,000         80,000         80,000         80,000
           250,000...      60,000         80,000        100,000        100,000        100,000
           300,000...      72,000         96,000        120,000        120,000        120,000
           350,000...      84,000        112,000        140,000        140,000        140,000
           400,000...      96,000        128,000        160,000        160,000        160,000
           450,000...     108,000        144,000        180,000        180,000        180,000
           500,000...     120,000        160,000        200,000        200,000        200,000

     Deferred Compensation Plan. Pulitzer presently maintains a deferred compensation plan (the "Deferred Compensation Plan") pursuant to which its senior executive officers are required to defer annual incentive compensation the payment of which would not be currently deductible by Pulitzer because of the $1 million executive compensation deduction limitation of Section 162(m) of the Code. The Deferred Compensation Plan also permits eligible executives to make elective deferrals of annual bonus awards. Amounts deferred under the Deferred Compensation Plan are credited with interest based on the one-year treasury bill rate in effect at the beginning of each year. The Deferred Compensation Plan is not a qualified plan under Section 401(a) of the Code and the obligations of Pulitzer under the Deferred Compensation Plan are unfunded. To date, the only deferrals that have been made under the Deferred Compensation Plan are mandatory deferrals of annual incentive compensation earned by Michael
E. Pulitzer.

     New Pulitzer will assume the obligations to Michael E. Pulitzer under the Deferred Compensation Plan. It is anticipated that the Board of Directors of New Pulitzer will adopt a new deferred compensation plan and that New Pulitzer will make contributions to a grantor trust equal to the amounts deferred under the plan. It is anticipated that the amounts deferred under the new plan (including the amount credited to Michael E. Pulitzer under Pulitzer's Deferred Compensation Plan) would be credited with earnings based upon several hypothetical investment alternatives that may be designated by the plan participants. A substantial portion of Pulitzer's payment obligations to the executive officers (including Mr. Ken J. Elkins) arising at the closing of the Transactions, including, for example, transaction and retention incentive awards and amounts payable for the cancellation of certain stock options, will be assumed by New Pulitzer and deferred under New Pulitzer's deferred compensation plan. It is expected that the trust will be funded by New Pulitzer soon after the closing of the Merger. All obligations of New Pulitzer under the deferred compensation plan will be unsecured. Assets of the trust to be maintained as part of the plan will be subject to the claims of creditors of New Pulitzer in the event of its insolvency.


     Split Dollar Life Insurance Agreements. In December 1996, Pulitzer entered into so-called split dollar life insurance agreements in connection with life insurance policies issued on the lives of Michael E. Pulitzer, Ken J. Elkins, Nicholas G. Penniman IV and Ronald H. Ridgway. These agreements require Pulitzer to make annual premium deposits under the policies and give Pulitzer an economic interest in the policies. Pulitzer is entitled to receive the value of its interest in each policy upon the death of the insured executive or, if earlier, upon termination of the split dollar agreement associated with that policy. Pulitzer has received a collateral assignment of each of the policies covered by the split dollar agreements in order to secure the payment of its interest therein. New Pulitzer will assume the obligations of Pulitzer under and is anticipated to continue to maintain in force all four split dollar agreements. The agreements would be amended accordingly.


     Other Insurance Benefits. In 1986, the Board of Directors of Pulitzer adopted an insurance benefit program for certain of its executive officers and key employees to provide group life, accidental death and dismemberment and long-term disability insurance coverage in addition to the group life and accidental death and dismemberment insurance coverage maintained by Pulitzer for its employees generally. The group life insurance benefit was increased to a multiple of the executive's total annual compensation, but in no event may it exceed $250,000. Upon retirement, the group life insurance coverage is reduced to $50,000. The accidental death and dismemberment coverage equals the amount of the group life insurance benefit and terminates upon retirement.

     Long-term disability insurance coverage was instituted to provide a salary replacement equal to 60% of total compensation, subject to a maximum monthly benefit payment of $10,000. Benefits are payable after the ninetieth day of total disability and continue for the duration of the disability or until age
65. Executives who become disabled after age 60 are entitled to reduced benefits. Benefits are integrated with other sources of disability income, such as Social Security Disability Income.


     It is contemplated that New Pulitzer will provide certain of its executive officers and key employees with similar benefits programs.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


     Retention and Participation Agreements. In connection with the Transactions, Pulitzer entered into agreements with Messrs. Michael E. Pulitzer, Ken J. Elkins, Nicholas G. Penniman IV, Ronald H. Ridgway, C. Wayne Godsey and John Kueneke (collectively, the "Pulitzer Executives") pursuant to which Pulitzer agreed to pay each Pulitzer Executive a retention award on the earlier of (a) January 1, 2000, or (b) the date of the closing of the Transactions, provided the Pulitzer Executive remains in the continuous employ of Pulitzer until such earlier date. The amounts of the retention awards are $900,000, $600,000, $150,000, $450,000, $250,000 and $250,000, respectively. These agreements also provide for transaction completion bonuses payable on or after the closing of the Transactions. The amounts of the transaction completion bonuses are $1,000,000, $1,000,000, $150,000, $450,000, $375,000, and $375,000,
respectively. It is anticipated that Pulitzer's Compensation Committee will award additional, discretionary transaction completion bonuses to each Pulitzer Executive (except Messrs. Elkins, Godsey and Kueneke) and certain other management personnel. The agreements for Messrs. Elkins, Godsey and Kueneke provide for cash separation payments of approximately $380,000, $200,000 and $200,000, respectively. The exact amount payable to each of these individuals will depend in large part upon the value assigned for federal income tax purposes to the accelerated vesting of their unvested stock options and other non-cash benefits. Each of the agreements provides for full payment to the Pulitzer Executive's estate if the Pulitzer Executive dies before the closing of the Transactions. Pulitzer has entered into similar agreements with certain of its other corporate, newspaper and new media officers and executives who will be entitled to receive transaction completion bonuses aggregating approximately $984,000. Certain of these individuals will also be entitled to receive, among other things, retention awards aggregating approximately $289,000. In addition, pursuant to the Merger Agreement, Hearst-Argyle has agreed to assume the obligation to make payments of certain retirement or other benefits that have been earned as of the effective time of the Merger (which will become fully vested at that time) to certain broadcasting executives of Pulitzer under Pulitzer's supplemental executive retirement plan. New Pulitzer has agreed to pay to Hearst-Argyle an amount equal to the aggregate amount of such payments net of a deferred tax benefit. The net amount has been estimated to be $100,000, although the actual amount may be higher or lower depending on the final actuarial calculations at the effective time of the Merger.



     James M. Snowden, Jr., a member of the Compensation Committee, is an executive vice president of Huntleigh Securities Corporation ("Huntleigh"). Since November 6, 1995, Huntleigh has had a retainer relationship with Pulitzer with respect to general financial advisory services. In addition, in December 1997, Pulitzer entered into an engagement letter with Huntleigh pursuant to which Huntleigh has acted as a financial adviser to Pulitzer with respect to various alternatives regarding Pulitzer's broadcasting operations. Pursuant to this engagement letter, Pulitzer has paid Huntleigh $200,000 in financial advisory fees. In addition, Pulitzer will be obligated to pay Huntleigh a fee of $1.5 million upon consummation of the Spin-off and additional fees aggregating approximately $9.8 million (based on the closing price of Hearst-Argyle's Series A common stock on January 19, 1999) upon consummation of the Merger. New Pulitzer intends to retain Huntleigh in the future as a financial advisor in connection with such financial matters as it deems appropriate. Pulitzer has agreed to reimburse Huntleigh, and its affiliates, partners, directors, agents, employees and control persons for certain legal and other expenses and to indemnify Huntleigh against certain liabilities, including certain liabilities under the federal securities laws.


     For a discussion of David E. Moore and Emily Rauh Pulitzer's consulting agreements with Pulitzer, see "Item 5. Directors and Executive
Officers -- Director Compensation."


     For a discussion of Messrs. Pulitzer, Woodworth, Ridgway and Egger's employment agreements with New Pulitzer, see "Item 6. Executive Compensation."


     Pursuant to the terms of the late Joseph Pulitzer Jr.'s employment agreement, Pulitzer pays Emily Rauh Pulitzer, as the beneficiary of Joseph Pulitzer Jr.'s deferred compensation balance, a monthly annuity of $15,000 (including interest). Pulitzer will assign this employment agreement to New Pulitzer in the Spin-off and the annuity payments to Mrs. Pulitzer are expected to terminate in 2003.

     William Bush, a director of Pulitzer and New Pulitzer, is a partner in Fulbright & Jaworski L.L.P. Pulitzer has retained, and New Pulitzer intends to retain in the future, Fulbright & Jaworski L.L.P. as attorneys in connection with such legal matters as it deems appropriate.

ITEM 8. LEGAL PROCEEDINGS.

     Subsequent to the Scripps League acquisition, Barry H. Scripps commenced an action against Edward W. Scripps, Betty Knight Scripps and Pulitzer Community Newspapers, Inc. Barry H. Scripps is the child of Edward W. Scripps and Betty Knight Scripps. Barry Scripps, a former minority shareholder and executive employee of Scripps League, alleges that the defendant Betty Knight Scripps formed and implemented a wrongful scheme to transfer the ownership of Scripps League outside the Scripps family in violation of the Scripps League corporate mission by (i) inducing the defendant Edward W. Scripps to breach their life-long promises to Barry Scripps to retain the ownership of Scripps League Newspapers in the family and ultimately turn over its management and control to Barry Scripps; (ii) engineering an unlawful freeze-out of Barry Scripps as a minority shareholder from Scripps League and its subsidiaries; and (iii) tortiously causing Scripps League to breach its promise to Barry Scripps of permanent employment. The claims asserted are for breach of promise against Edward W. Scripps and Betty Knight Scripps, breach of employment contract against Pulitzer Community Newspapers, Inc. as successor to Scripps League, interference with contract against Betty Knight Scripps, breach of fiduciary duty against Betty Knight Scripps, and promissory estoppel against Edward W. and Betty Knight Scripps. Barry Scripps seeks (i) money damages, together with interest and counsel fees in the amount to be proven at trial against Edward and Betty Scripps; (ii) judgment rescinding each of the actions that Betty Knight Scripps caused to be taken that allegedly froze out Barry Scripps as a stockholder in Scripps League; and (iii) damages against Pulitzer Community Newspapers, Inc. for loss of income plus interest and counsel fees in an amount to be proven at trial for breach of the purported employment agreement. Edward
W. Scripps and Betty Knight Scripps, jointly and severally, agreed to indemnify Pulitzer and its affiliates, officers, directors, stockholders, employees, agents, successors and assigns at all times after the closing for any and all losses arising from Barry Scripps' claims. On March 26, 1998, the Court issued an order granting defendants' motion for summary judgment and dismissed all of Barry Scripps' charges and claims against all defendants, and on April 29, 1998, a final judgment was entered with respect to that order. Barry Scripps filed a notice of appeal on May 21, 1998, and Barry Scripps' brief in connection with that appeal is due March 18, 1999.


     Pulitzer has been involved, from time to time, in various claims and lawsuits incidental to the ordinary course of its business, including such matters as libel, slander and defamation actions and complaints alleging discrimination. While the results of litigation cannot be predicted, management of Pulitzer and New Pulitzer believe the ultimate outcome of such existing litigation will not have a material adverse effect on the consolidated financial statements of New Pulitzer and its subsidiaries.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


     Prior to the Spin-off, New Pulitzer Common Stock and New Pulitzer Class B Common Stock will not have traded in a public market. Pulitzer's common stock is listed and traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "PTZ."



     At December 31, 1998, there were approximately 373 record holders of Pulitzer's common stock and 2 record holders of its class B common stock.



     The following table sets forth, for the periods indicated, the range of high and low sales prices and dividends paid by Pulitzer for each quarterly fiscal period through January 14, 1999:



                       1999                             HIGH      LOW      DIVIDEND(1)
                       ----                             ----      ---      -----------
First Quarter (as of January 14)...................    $88.88    $84.00      $    --



                       1998                             HIGH      LOW      DIVIDEND(1)
                       ----                             ----      ---      -----------
First Quarter......................................    $87.44    $57.44      $0.1500
Second Quarter.....................................     92.13     77.75       0.1500
Third Quarter......................................     89.63     74.38       0.1500
Fourth Quarter.....................................     85.69     64.38       0.3000


                       1997                             HIGH      LOW      DIVIDEND(1)
                       ----                             ----      ---      -----------
First Quarter......................................    $50.63    $43.38      $0.1300
Second Quarter.....................................     54.25     40.88       0.1300
Third Quarter......................................     57.50     49.75       0.1300
Fourth Quarter.....................................     63.31     51.81       0.1300


-------------------------


(1) In 1998, Pulitzer declared cash dividends of $0.75 per share of common stock and Class B common stock including a cash dividend of $0.15 per share of common stock and Class B common stock which was declared in December 1998 and paid to stockholders in January 1999. The dividend declared in December 1998 represents the acceleration of Pulitzer's dividend historically declared in the first quarter of each fiscal year. As a result, Pulitzer will not declare a quarterly dividend in the first quarter of 1999. In 1997, Pulitzer declared and paid cash dividends of $0.5200 per share of common stock and Class B common stock. (For restrictions on dividends see Note 6 to Audited Annual Consolidated Financial Statements included in Item 13 of this Registration Statement on Form 10/A.)

     Upon completion of the Transactions, the separate existence of Pulitzer will cease. The shares of New Pulitzer's Common Stock issued in the Spin-off are expected to be listed on the NYSE and to trade under the symbol "PTZ." The Board of Directors of New Pulitzer intends to maintain the same quarterly dividend per share as Pulitzer. Future dividends will depend upon, among other things, New Pulitzer's earnings, financial condition, cash flows, capital requirements and other relevant considerations, including limitations under any credit agreement or other agreement to which New Pulitzer may become a party in the future.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     The following paragraph sets forth certain information with respect to all securities sold by New Pulitzer within the past three years without registration under the Securities Act of 1933, as amended (the "Securities Act"). The information includes the names of the purchasers, the dates of issuance, the title and number of securities sold and the consideration received by New Pulitzer for the issuance of these securities.

     The following shares of Common Stock were issued by New Pulitzer without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as transactions by an issuer not involving a public offering:

     1. In May 1998, New Pulitzer issued 100 shares of Common Stock to Pulitzer for $10,000.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.


     Pulitzer now owns all 100 issued and outstanding shares of Common Stock of New Pulitzer. Prior to the Spin-off, Pulitzer will cause the Certificate of Incorporation of New Pulitzer to be amended and restated (the "New Pulitzer Charter") and to contain provisions substantially similar to Pulitzer's Restated Certificate of Incorporation as proposed to be amended. The New Pulitzer Charter will provide New Pulitzer with the authority to issue 100,000,000 shares of Common Stock, 100,000,000 shares of Class B Common Stock and 100,000,000 shares of Preferred Stock.


COMMON STOCK AND CLASS B COMMON STOCK


     Dividends. Each share of Common Stock and Class B Common Stock of New Pulitzer will be entitled to dividends if, as and when dividends may be declared by the Board of Directors of New Pulitzer and paid. Under Delaware General Corporation Law, New Pulitzer may declare and pay dividends only out of its surplus, or in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of New Pulitzer has been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution. Dividends must be paid on both the Common Stock and the Class B Common Stock at any time that dividends are paid on either. Any dividend so declared and payable in cash, capital stock of New Pulitzer (other than Common Stock or Class B Common Stock) or other property will be paid equally, share for share, on the Class B Common Stock and Common Stock, except under certain circumstances. Dividends and distributions payable in shares of Class B Common Stock may be paid only on or to shares of Class B Common Stock, and dividends and distributions payable in shares of Common Stock may be paid only on or to shares of Common Stock. If a dividend or distribution payable in Common Stock is made on the Common Stock, New Pulitzer must also make a simultaneous dividend or distribution payable in Class B Common Stock on the Class B Common Stock. If a dividend or distribution payable in Class B Common Stock is made on the Class B Common Stock, New Pulitzer must also make a simultaneous dividend or distribution payable in Common Stock on the Common Stock. Pursuant to any such dividend or distribution, each share of Class B Common Stock will receive a number of shares of Class B Common Stock equal to the number of shares of Common Stock payable on each share of Common Stock. Notwithstanding the foregoing, in the case of any dividend or other distribution payable in stock of any corporation which immediately prior to the time of such dividend or other distribution is a wholly-owned subsidiary of New Pulitzer and which possesses authority to issue shares of capital stock with voting characteristics substantially similar to those of the shares of New Pulitzer's Common Stock and Class B Common Stock, respectively, including a distribution pursuant to a stock dividend or division or split-up of the shares of New Pulitzer, (i) only shares of capital stock of such a subsidiary with voting characteristics substantially similar to those of the Class B Common Stock shall be distributed with respect to shares of New Pulitzer's Class B Common Stock and only shares of capital stock of such a subsidiary with voting characteristics substantially similar to those of the Common Stock shall be distributed with respect to shares of New Pulitzer's Common Stock; (ii) the number of shares of such subsidiary's Class B common stock payable on each share of New Pulitzer Class B Common Stock pursuant to such dividend or other distribution shall be equal to the number of shares of such subsidiary's common stock payable on each share of New Pulitzer Common Stock pursuant to such dividend or other distribution; and (iii) such dividends or other distributions of shares of such subsidiary's common stock and Class B common stock shall be made simultaneously.


     Voting Rights. Each share of Common Stock will be entitled to one vote, and each share of Class B Common Stock will be entitled to ten votes, on all matters. Except as described below, the Common Stock and the Class B Common Stock will vote together as a single class on all matters presented for a vote of the stockholders, including the election of directors. The holders of a majority of the outstanding shares of Common Stock or Class B Common Stock, voting as separate classes, must approve certain amendments affecting shares of such class. Specifically, if there is any proposal to amend the New Pulitzer Charter in a manner that would increase or decrease the number of authorized shares of Common Stock or Class B Common Stock, increase or decrease the par value of the shares of Common Stock or Class B Common Stock or alter or change the powers, preferences or special rights of the shares of Common Stock or Class B Common Stock so as to affect them adversely, such an amendment must be approved by a majority of the outstanding shares of the affected class, voting separately as a class. In addition, any merger or consolidation in which each share of Common Stock receives consideration that is not of the same type or is less than the amount of the consideration to be received by each share of Class B Common Stock must be approved by a majority of the outstanding shares of Common Stock, voting separately as a class. Shares of Common Stock and Class B Common Stock do not have cumulative voting rights.


     Terms of Conversion. Each share of Class B Common Stock will be convertible at any time, at the option of and without cost to the stockholder, into one share of Common Stock. If at any time (i) the aggregate voting power of all outstanding shares of Class B Common Stock represents less than 20% of the aggregate voting power of all issued and outstanding shares of Common Stock and Class B Common Stock, or (ii) the Board of Directors and the holders of a majority of the outstanding shares of Class B Common Stock approve the conversion of all of the Class B Common Stock into Common Stock, then each outstanding share of Class B Common Stock shall be converted automatically into one share of Common Stock without any action by the holder. In the event of such a conversion, certificates formerly representing outstanding shares of Class B Common Stock will thereafter be deemed to represent an equal number of shares of Common Stock.



     Restrictions on Transfers of Class B Common Stock. The transfer of the Class B Common Stock, except upon its conversion into Common Stock as described above, will be restricted by the New Pulitzer Charter to Permitted Transferees (as defined therein), which, in general, will include only (A) as to holders of Class B Common Stock who are natural persons, the original holders of such stock, their spouses or former spouses, their lineal descendants and any spouse or former spouse of such lineal descendants, and entities (such as trusts, corporations, partnerships, limited liability companies and charitable organizations) controlled by the holders of such Class B Common Stock or their Permitted Transferees, or by New Pulitzer's executive officers or directors and
(B) as to holders of Class B Common Stock that are (i) corporations, partnerships, limited liability companies or charitable organizations, any person who transferred such shares of Class B Common Stock to such entity and such person's Permitted Transferees or (ii) trusts, any person who established the trust and any person who would be a Permitted Transferee thereof, any original holder or Permitted Transferee thereof, and any person to whom or for whose benefit any portion of the principal of the trust may be distributed either during or at the end of the term of such trust. Stockholders who desire to sell their shares of Class B Common Stock to other than Permitted Transferees may convert their shares of Class B Common Stock into shares of Common Stock and sell the shares of Common Stock, subject, however, to the limitations imposed by the proposed New Pulitzer Voting Trust with respect to the shares of Class B Common Stock that will be deposited thereunder.

     Liquidation Rights. In the event of the liquidation, dissolution or winding up of New Pulitzer, holders of the shares of Common Stock and Class B Common Stock will be entitled to share equally, share for share, in the net assets available for distribution.


     Other. Following the Spin-off, additional shares of Class B Common Stock may only be issued upon stock splits of, or stock dividends on, the existing Class B Common Stock. No stockholder of New Pulitzer will have preemptive or other rights to subscribe for additional shares of New Pulitzer.

PREFERRED STOCK


     The Board of Directors of New Pulitzer will be authorized to issue, by resolution, without any action by the stockholders, up to 100,000,000 shares of Preferred Stock and will have the authority to establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of Preferred Stock.


ADDITIONAL PROVISIONS OF NEW PULITZER'S CHARTER

     Following the Distribution, New Pulitzer will have a substantial number of unissued and unreserved shares of Common Stock and unissued and undesignated shares of Preferred Stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions and could be utilized, under certain circumstances, as a method of preventing or making more difficult a takeover or change in control of New Pulitzer.

     In addition, certain other charter provisions, which are described below, may have the effect, alone or in combination with each other or with the existence of authorized but unissued stock, of rendering more difficult or discouraging an acquisition of New Pulitzer deemed undesirable by the Board of Directors.

     Classification of the Board of Directors. The Board of Directors of New Pulitzer will consist initially of nine directors. The New Pulitzer Charter will provide for a classified Board divided into three equal classes serving staggered three-year terms. If at any time the size of the Board is changed, the increase or decrease in the number of directors would be apportioned among the three classes to make all classes as nearly equal as possible.


     Business Combination Provision. The New Pulitzer Charter will require the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of all outstanding shares of New Pulitzer voting stock, voting together as a single class, (with each share of Class B Common Stock entitled to ten votes) as a condition for any merger (other than certain mergers with subsidiaries), consolidation or sale of all or substantially all the property and assets of New Pulitzer and for certain Business Combinations (as defined herein) with, or proposed by or on behalf of, any Interested Stockholder (as defined herein) unless such transaction shall have been approved by a majority of the entire Board of Directors. This voting requirement will apply even though the Delaware General Corporation Law requires a simple majority or no stockholder vote to approve the transaction. An Interested Stockholder will be defined as any person or group (other than New Pulitzer or any of its subsidiaries or employee benefit plans) (i) that is, or was at any time within the two-year period immediately prior to the date in question, the beneficial owner of 10% or more of the voting stock of New Pulitzer, but excludes any person (including any Permitted Transferee of such person) who or which, immediately prior to the effective time of the Merger, is the beneficial owner of 10% or more of the outstanding Class B Common Stock, or (ii) is an assignee of, or has otherwise succeeded to, any shares of New Pulitzer voting stock of which an Interested Stockholder was the beneficial owner at any time within the two year period immediately prior to the date in question, provided such assignment or succession shall not have occurred in the course of a transaction or series of transactions involving a public offering. The term "beneficial owner" will include persons directly and indirectly owning or having the right to acquire or vote shares. Under certain circumstances, an Interested Stockholder could include persons or entities affiliated or associated with the Interested Stockholder. A Business Combination will include: (i) a merger or consolidation of New Pulitzer or any subsidiary with an Interested Stockholder or an affiliate or associate of an Interested Stockholder; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition by New Pulitzer or a subsidiary to or with, or proposed by or on behalf of, an Interested Stockholder or an affiliate or associate of an Interested Stockholder of assets having an aggregate fair market value equal to or greater than 1% of the total assets of New Pulitzer; (iii) the issuance or transfer of stock or other securities of New Pulitzer or of a subsidiary to, or proposed by or on behalf of, an Interested Stockholder or an affiliate or associate of an Interested Stockholder in exchange for cash or property (including stock or other securities) having an aggregate fair market value equal to or greater than 1% of the total assets of New Pulitzer; (iv) the adoption of any plan or proposal for the liquidation or dissolution of New Pulitzer, or any spin-off or split-up of any kind of New Pulitzer or any subsidiary, proposed by or on behalf of an Interested Stockholder or an affiliate or associate of an Interested Stockholder; (v) any reclassification of securities, recapitalization of New Pulitzer, or merger or consolidation with a subsidiary or other transaction that has the effect, directly or indirectly, of increasing the percentage of the outstanding stock of any class of New Pulitzer or a subsidiary owned, directly or indirectly, by an Interested Stockholder or an affiliate or an associate of an Interested Stockholder; (vi) any other transaction with an Interested Stockholder or an affiliate or an associate of an Interested Stockholder that requires the approval of the stockholders under Delaware law; or (vii) any agreement, contract or other arrangement providing for any one or more of the foregoing actions.


     The New Pulitzer Charter will provide that the Board of Directors, when evaluating any offer of another party to make a tender or exchange offer for any equity security of New Pulitzer, to merge or consolidate New Pulitzer with another company or to purchase or otherwise acquire all or substantially all the properties and assets of New Pulitzer, shall, in connection with the exercise of its judgment in determining what is in the best interest of New Pulitzer and its stockholders, give due consideration to the effect of such a transaction on the editorial and publishing integrity and the character and quality of New Pulitzer's newspaper and other operations, all other relevant factors, including, without limitation, the social, legal and economic effects on the employees, customers, suppliers and other affected persons, firms and companies and on the communities and geographical areas in which New Pulitzer and its subsidiaries operate or are located and on any of the businesses and properties of New Pulitzer or any of its subsidiaries, as well as such other factors as the directors deem relevant.


     Supermajority Voting Provision. The affirmative vote of the holders of record of at least 66 2/3% of the aggregate voting power of all outstanding voting stock, voting together as a single class, will be required for the amendment or repeal of, or the adoption of any provision inconsistent with the provisions of the New Pulitzer Charter relating to: (i) Business Combinations,
(ii) the specific voting rights of the Common Stock and Preferred Stock and the required stockholder approval necessary to effect (A) the consolidation or merger of New Pulitzer with or into another corporation or of a corporation with or into New Pulitzer (other than with a corporation of which at least 90% of the outstanding capital stock is owned by New Pulitzer) and (B) the sale, lease or exchange of all or substantially all of New Pulitzer's property and assets,
(iii) the power, number, qualification, classification, nomination and removal of directors, (iv) the terms of the Common Stock and the Class B Common Stock,
(v) the terms of the Preferred Stock, (vi) meetings of stockholders, (vii) the indemnification of directors, officers, employees and agents for liability incurred as a result of their activities on behalf of New Pulitzer, (viii) the amendment of the New Pulitzer Charter or By-laws or (ix) issuance of the Common Stock and the Preferred Stock. This supermajority provision, however, will be inapplicable where the proposed amendment is approved by a majority of the entire Board of Directors. The By-laws will only be able to be amended by a majority of the entire Board of Directors or by the affirmative vote of the holders of record of at least 66 2/3% of the aggregate voting power of all outstanding voting stock, voting together as a single class.


     Liability of Directors. The New Pulitzer Charter will limit a director's liability for monetary damages for breach of fiduciary duty to the fullest extent permitted by Delaware law as now in effect or hereafter amended, including breach of fiduciary duty of care and a breach resulting from gross negligence, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law. The Delaware statute does not eliminate a director's duty of care and has no effect on the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

NEW PULITZER VOTING TRUST AGREEMENT

     Immediately following the consummation of the Spin-off and pursuant to the New Pulitzer Voting Trust Agreement, certain holders of New Pulitzer Class B Common Stock, including David E. Moore, Emily Rauh Pulitzer and Michael E. Pulitzer, individually or as trustees of certain holders of New Pulitzer Class B Common Stock, will deposit their shares of New Pulitzer Class B Common Stock into the New Pulitzer Voting Trust and will receive from the New Pulitzer Voting Trust certificates (each, a "New Pulitzer Voting Trust Certificate") evidencing their interests in the shares so deposited.


     It is contemplated that the trustees of the New Pulitzer Voting Trust will be Cole C. Campbell, David E. Moore, Emily Rauh Pulitzer, Michael E. Pulitzer, Ronald H. Ridgway and Robert C. Woodworth (collectively, the "New Pulitzer Trustees"). It is contemplated that pursuant to the New Pulitzer Voting Trust Agreement, the New Pulitzer Trustees will generally have all voting rights with respect to the shares of New Pulitzer Stock subject to the New Pulitzer Voting Trust; however, in connection with certain matters, including any proposal for a merger, consolidation, recapitalization or dissolution of New Pulitzer or disposition of all or substantially all New Pulitzer's assets, the calling of a special meeting of stockholders and the removal of directors, the New Pulitzer Trustees will not vote the shares of New Pulitzer Stock deposited in the New Pulitzer Voting Trust except in accordance with written instructions from the holders of the New Pulitzer Voting Trust Certificates. It is contemplated that the New Pulitzer Voting Trust Agreement will also permit the conversion of the New Pulitzer Class B Common Stock deposited in the New Pulitzer Voting Trust into New Pulitzer Common Stock in connection with certain permitted events, including, without limitation, sales exempt from the registration requirements of the Securities Act, which meet the volume and manner of sale requirements of Rule 144 promulgated thereunder, and sales pursuant to registered public offerings. It is contemplated that the New Pulitzer Voting Trust will terminate with the written consent of holders of two-thirds in interest of all outstanding New Pulitzer Voting Trust Certificates. Unless extended or terminated by the parties thereto, the New Pulitzer Voting Trust Agreement will expire on or about the tenth anniversary of the Spin-off.


NEW PULITZER REGISTRATION RIGHTS AGREEMENT


     It is contemplated that upon consummation of the Transactions, New Pulitzer will enter into a registration rights agreement (the "New Pulitzer Registration Rights Agreement") with certain holders of its Class B Common Stock, including David E. Moore, Emily Rauh Pulitzer and Michael E. Pulitzer, individually or as trustees or controlling persons of certain holders of New Pulitzer Stock. Subject to certain terms and conditions, the New Pulitzer Registration Rights Agreement will grant the parties thereto the right to cause New Pulitzer to register under the Securities Act for sale to the public all or part of the shares of New Pulitzer Common Stock issuable upon conversion of their shares of New Pulitzer Class B Common Stock. The New Pulitzer Registration Rights Agreement will also grant the parties thereto the right, subject to certain terms and conditions, to include such shares of New Pulitzer Common Stock in other registrations made by New Pulitzer. New Pulitzer will bear the Registration Expenses (as defined therein) related to any such registrations.


TRANSFER AGENT


     The transfer agent for the Common Stock of New Pulitzer is First Chicago Trust Company of New York.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware grants corporations the power to indemnify their directors, officers, employees and agents in accordance with the provisions set forth therein.

     Article XI of the New Pulitzer Charter will provide for indemnification of directors, officers, employees and agents of New Pulitzer to the fullest extent provided by law and is set forth in its entirety as Exhibit 3.1.2 to this Form 10/A. New Pulitzer does not currently maintain any directors' and officers' liability insurance. Sections 1, 2 and 11 of Article XI will include the basic indemnification provisions and will provide as follows:



          (1) Action Not By or on Behalf of Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.



          (2) Action By or on Behalf of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.



          (11) A director's liability to the Corporation for breach of duty to the Corporation or its stockholders shall be limited to the fullest extent permitted by Delaware law as now in effect or hereafter amended. In particular, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (A) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (C) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended; or (D) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


     The Financial Statements and Supplementary Data required by this Item are filed as part of this Form 10/A. See Index to Financial Statement Information at page F-1 of this Form 10/A.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements and Supplemental Schedule


          (i) The consolidated financial statements of Pulitzer are filed as part of this Registration Statement on Form 10/A. See Index to Financial Statement Information at page F-1.



              The report of Deloitte & Touche LLP, Independent Auditors, dated February 6, 1998 (July 17, 1998 as to paragraphs 1, 2, 3 and 5 of
              Note 2 and paragraphs 3 through 7 of Note 13; November 25, 1998 as to paragraph 4 of Note 2; and December 11, 1998 as to Note 17), is filed as part of this Registration Statement on Form 10/A. See Index to Financial Statement Information at page F-1.



          (ii) The consolidated supplemental schedule of Pulitzer is filed as part of this Registration Statement on Form 10/A. See Index to Financial Statement Information at page F-1.



               The report of Deloitte & Touche LLP, Independent Auditors, dated February 6, 1998 (July 17, 1998 as to paragraphs 1, 2, 3 and 5 of
               Note 2 and paragraphs 3 through 7 of Note 13; November 25, 1998 as to paragraph 4 of Note 2; and December 11, 1998 as to Note
               17), is filed as part of this Registration Statement on Form 10/A. See Index to Financial Statement Information at page F-1.



     (b) The following exhibits are filed as part of this Registration Statement on Form 10/A:


                                    EXHIBITS


EXHIBIT NO.
-----------
  3.1.1**   --   Certificate of Incorporation of Pulitzer Inc.
  3.1.2*    --   Amended and Restated Certificate of Incorporation of
                 Pulitzer Inc.
  3.2.1**   --   By-laws of Pulitzer Inc.
  3.2.2*    --   Amended and Restated By-laws of Pulitzer Inc.
  4.1**     --   Form of Pulitzer Inc. Common Stock Certificate.
  9.1*      --   Form of Pulitzer Inc. Voting Trust Agreement between the
                 holders of voting trust certificates and Michael E.
                 Pulitzer, Emily Rauh Pulitzer, Ronald H. Ridgway, Nicholas
                 G. Penniman IV, Ken J. Elkins, Cole C. Campbell and David
                 Moore.
 10.1**     --   Agreement, dated March 1, 1961, effective January 1, 1961, between The Pulitzer Publishing Company, a Missouri
                 corporation, and the Globe-Democrat Publishing Company, as amended on September 4, 1975, April 12, 1979 and December
                 22, 1983.
 10.2.1**   --   Amended and Restated Joint Operating Agreement, dated
                 December 22, 1988, between Star Publishing Company and
                 Citizen Publishing Company.
 10.2.2**   --   Partnership Agreement, dated December 22, 1988, between Star
                 Publishing Company and Citizen Publishing Company.
 10.3**     --   Agreement, dated as of May 12, 1986, among The Pulitzer
                 Publishing Company, Clement C. Moore, II, Gordon C. Weir,
                 William E. Weir, James R. Weir, Kenward G. Elmslie, Stephen
                 E. Nash and Manufacturers Hanover Trust Company, as
                 Trustees, and Christopher Mayer.

EXHIBIT NO.
-----------
 10.4**     --   Letter Agreement, dated September 29, 1986, among The
                 Pulitzer Publishing Company, Trust Under Agreement Made by
                 David E. Moore, Frederick D. Pulitzer, Michael E. Pulitzer,
                 Jr., Robert S. Pulitzer, Joseph Pulitzer, IV, Joseph
                 Pulitzer, Jr., Michael E. Pulitzer, Stephen E. Nash and
                 Manufacturers Hanover Trust Company, as Trustees, Kenward G.
                 Elmslie, Gordon C. Weir, William E. Weir, James R. Weir,
                 Peter W. Quesada, T. Ricardo Quesada, Elinor P. Hempelmann,
                 The Moore Foundation, Inc., Mariemont Corporation, Z Press
                 Inc. and Clement C. Moore, II.
 10.5**     --   Letter Agreement, dated May 12, 1986, among The Pulitzer
                 Publishing Company, Peter W. Quesada, T. Ricardo Quesada,
                 Kate Davis Pulitzer Quesada and Elinor P. Hempelmann.
 10.6**     --   Agreement, dated as of September 29, 1986, among The
                 Pulitzer Publishing Company, Peter W. Quesada, T. Ricardo
                 Quesada, Kate Davis Pulitzer Quesada and Elinor Hempelmann.
 10.7.1**   --   Amendment, dated March 9, 1992, to the Pulitzer Publishing
                 Company Annual Incentive Compensation Plan.
 10.7.2**   --   The Pulitzer Publishing Company Annual Incentive
                 Compensation Plan.
 10.7.3**   --   Pulitzer Publishing Company Newspaper Operations Annual
                 Incentive Plan.
 10.8.1     --   Amendment, dated September 16, 1997, to Pulitzer Retirement
                 Savings Plan.(v)
 10.8.2     --   Amendment, dated January 28, 1997, to Pulitzer Retirement
                 Savings Plan.(iv)
 10.8.3     --   Amendment, dated October 30, 1996, to Pulitzer Retirement
                 Savings Plan.(iv)
 10.8.4     --   Amendment, dated July 31, 1996, to Pulitzer Retirement
                 Savings Plan.(iv)
 10.8.5     --   Amendment, dated October 25, 1995, to Pulitzer Retirement
                 Savings Plan.(iv)
 10.8.6     --   Amendment, dated October 25, 1995, to Pulitzer Retirement
                 Savings Plan.(ii)
 10.8.7     --   Amendment, dated January 24, 1995, to Pulitzer Retirement
                 Savings Plan.(i)
 10.8.8     --   Amended and Restated Pulitzer Retirement Savings Plan.(i)
 10.9.1     --   Amendment, dated October 25, 1995, to Pulitzer Publishing
                 Company Pension Plan.(iv)
 10.9.2     --   Amended and Restated Pulitzer Publishing Company Pension
                 Plan.(i)
 10.10.1**  --   Amendment, dated October 29, 1997, to Pulitzer Publishing
                 Company Supplemental Executive Benefit Pension Plan.
 10.10.2**  --   Amendment, dated June 23, 1992, to Pulitzer Publishing
                 Company Supplemental Executive Benefit Pension Plan.
 10.10.3**  --   Amendment, dated January 1, 1992, to Pulitzer Publishing
                 Company Supplemental Executive Benefit Pension Plan.
 10.10.4**  --   Amendment, dated January 18, 1990, to Pulitzer Publishing
                 Company Supplemental Executive Benefit Pension Plan.
 10.10.5**  --   Amendment, dated October 26, 1989, to Pulitzer Publishing
                 Company Supplemental Executive Benefit Pension Plan.
 10.10.6**  --   Amendment, dated November 6, 1987, to Pulitzer Publishing
                 Company Supplemental Executive Benefit Pension Plan.
 10.10.7**  --   Pulitzer Publishing Company Supplemental Executive Benefit
                 Pension Plan dated March 18, 1986.
 10.11**    --   Employment Agreement, dated October 1, 1986, between the
                 Pulitzer Publishing Company and Joseph Pulitzer, Jr.
 10.12**    --   Employment Agreement, dated January 1, 1986, between the
                 Pulitzer Publishing Company and Michael E. Pulitzer.
 10.13      --   Pulitzer Publishing Company Senior Executive Deferred
                 Compensation Plan.(ii)
 10.14**    --   Letter Agreement, dated October 21, 1986, between Pulitzer
                 Publishing Company and David E. Moore.

EXHIBIT NO.
-----------
 10.15      --   Stock Purchase Agreement by and among Pulitzer Publishing
                 Company and Mr. Edward W. Scripps, Mrs. Betty Knight
                 Scripps, and the Edward W. Scripps and Betty Knight Scripps
                 Charitable Remainder Unitrust dated as of May 4, 1996.(iii)
 10.16      --   Split Dollar Life Insurance Agreement, dated December 27,
                 1996, between Pulitzer Publishing Company and Richard A.
                 Palmer, Trustee of the Michael E. Pulitzer 1996 Life
                 Insurance Trust.(iv)
 10.17      --   Split Dollar Life Insurance Agreement, dated December 31,
                 1996, between Pulitzer Publishing Company and Rose M.
                 Elkins, Trustee of the Kennie J. Elkins Insurance Trust.(iv)
 10.18      --   Split Dollar Life Insurance Agreement, dated December 30,
                 1996, between Pulitzer Publishing Company and Rebecca H.
                 Penniman and Nicholas G. Penniman V, Trustees of the
                 Nicholas G. Penniman IV Irrevocable 1996 Trust.(iv)
 10.19      --   Split Dollar Life Insurance Agreement, dated December 30,
                 1996, between Pulitzer Publishing Company and Doris D.
                 Ridgway and Boatmen's Trust Company, Trustees of The Ronald
                 H. Ridgway Insurance Trust.(iv)
 10.20      --   Letter Agreement, dated January 26, 1998, between Pulitzer
                 Publishing Company and Emily Rauh Pulitzer.(v)
 10.21      --   Amended and Restated Agreement and Plan of Merger by and
                 among Pulitzer Publishing Company, Pulitzer Inc. and
                 Hearst-Argyle Television, Inc., dated as of May 25,
                 1998.(vi)
 10.22**    --   Form of Contribution and Assumption Agreement by and between
                 Pulitzer Publishing Company and Pulitzer Inc.
 10.23**    --   Letter Agreement, dated May 25, 1998, by and among Pulitzer
                 Publishing Company, Pulitzer Inc. and Hearst-Argyle
                 Television, Inc.
 10.24*     --   Form of Letter Agreement between Pulitzer Inc. and Emily
                 Rauh Pulitzer.
 10.25*     --   Form of Letter Agreement between Pulitzer Inc. and David E.
                 Moore.
 10.26*     --   Form of Pulitzer Inc. Registration Rights Agreement.
 10.27      --   Pulitzer Inc. 1999 Key Employees' Restricted Stock Purchase
                 Plan.
 10.28      --   Pulitzer Inc. 1999 Stock Option Plan.
 10.29      --   Pulitzer Inc. 1999 Employee Stock Purchase Plan.
 10.30*     --   Form of Employment Agreement between Pulitzer Inc. and
                 Michael E. Pulitzer.
 10.31*     --   Form of Consulting Agreement between Pulitzer Inc. and
                 Nicholas G. Penniman IV.
 10.32*     --   Form of Employment Agreement between Pulitzer Inc. and
                 Ronald H. Ridgway.
 10.33      --   Employment Agreement, dated December 18, 1998, between
                 Pulitzer Inc. and Robert C. Woodworth (vii).
 10.34      --   Employment Agreement, dated August 26, 1998 between Pulitzer
                 Inc. and Terrance C.Z. Egger.
 10.35      --   Participation Agreement, dated May 25, 1998, by and between
                 Pulitzer Publishing Company and Michael E. Pulitzer.
 10.36      --   Participation and Severance Agreement, dated May 25, 1998, by and between Pulitzer Publishing Company and Ken J.
                 Elkins.
 10.37      --   Participation Agreement, dated May 25, 1998, by and between
                 Pulitzer Publishing Company and Nicholas G. Penniman IV.
 10.38      --   Participation Agreement, dated May 25, 1998, by and between
                 Pulitzer Publishing Company and Ronald H. Ridgway.

EXHIBIT NO.
-----------
 10.39      --   Participation and Severance Agreement, dated May 25, 1998, by and between Pulitzer Publishing Company and C. Wayne
                 Godsey.
 10.40      --   Participation and Severance Agreement, dated May 25, 1998, by and between Pulitzer Publishing Company and John Kueneke.
21**        --   Subsidiaries of Pulitzer Inc.


-------------------------
 *   To be filed by amendment.


 **  Previously filed.


(i) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(ii) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(iii) Incorporated by reference to Pulitzer Publishing Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996.

(iv) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(v) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.


(vi) Incorporated by reference to Pulitzer Publishing Company's Current Report on Form 8-K filed on January 22, 1999.



(vii) Incorporated by reference to Pulitzer Publishing Company's Registration Statement (File No. 333-69701) on Form S-3.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to its Registration Statement on Form 10/A to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PULITZER INC.

                                          By: /s/ RONALD H. RIDGWAY

                                            ------------------------------------
                                            Ronald H. Ridgway
                                            Senior Vice President -- Finance


Dated: January 22, 1999

                    INDEX TO FINANCIAL STATEMENT INFORMATION


                                                                PAGE
                                                                ----
PULITZER PUBLISHING COMPANY AND SUBSIDIARIES
Audited Annual Consolidated Financial Statements
Independent Auditors' Report................................     F-2
Statements of Consolidated Income for each of the Three
  Years in the Period Ended December 31, 1997...............     F-3
Statements of Consolidated Financial Position at December
  31, 1997 and 1996.........................................     F-4
Statements of Consolidated Stockholders' Equity for each of
  the Three Years in the Period Ended December 31, 1997.....     F-5
Statements of Consolidated Cash Flows for each of the Three
  Years in the Period Ended December 31, 1997...............     F-7
Notes to Consolidated Financial Statements for the Three
  Years in the Period Ended December 31, 1997...............     F-8
Consolidated Supplemental Financial Schedule
Independent Auditors' Report................................    F-27
Financial Schedule II for Each of the Three Years in the
  Period Ended December 31, 1997............................    F-28
Unaudited Interim Consolidated Financial Statements
Statements of Consolidated Income for the Nine-Month Periods
  Ended September 30, 1998 and 1997.........................    F-29
Statements of Consolidated Financial Position at September
  30, 1998 and December 31, 1997............................    F-30
Statements of Consolidated Cash Flows for the Nine-Month
  Periods Ended September 30, 1998 and 1997.................    F-31
Notes to Consolidated Financial Statements..................    F-32

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of


  Pulitzer Publishing Company:



     We have audited the accompanying statements of consolidated financial position of Pulitzer Publishing Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                          DELOITTE & TOUCHE LLP



Saint Louis, Missouri


February 6, 1998


(July 17, 1998 as to paragraphs


  1, 2, 3 and 5 of Note 2 and


  paragraphs 3 through 7 of


  Note 13; November 25, 1998


  as to paragraph 4 of Note 2; and


  December 11, 1998 as to


  Note 17)

                   PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



                        STATEMENTS OF CONSOLIDATED INCOME



                                                                       YEARS ENDED DECEMBER 31,
                                                                --------------------------------------
                                                                   1997          1996          1995
                                                                   ----          ----          ----
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Revenues -- Net:
  Publishing:
     Advertising............................................     $227,817      $191,939      $161,932
     Circulation............................................       87,611        81,434        76,349
     Other..................................................       42,541        35,723        31,107
  Broadcasting..............................................      227,016       224,992       202,939
                                                                 --------      --------      --------
          Total operating revenues..........................      584,985       534,088       472,327
                                                                 --------      --------      --------
Operating Expenses:
  Publishing operations.....................................      145,730       139,259       125,811
  Broadcasting operations...................................       69,205        66,626        64,202
  Selling, general and administrative.......................      190,429       172,838       155,996
  St. Louis Agency adjustment (Note 3)......................       19,450        13,972        12,502
  Depreciation and amortization.............................       36,454        31,102        27,150
                                                                 --------      --------      --------
          Total operating expenses..........................      461,268       423,797       385,661
                                                                 --------      --------      --------
Operating income............................................      123,717       110,291        86,666
Interest income.............................................        4,652         4,522         5,203
Interest expense............................................      (16,081)      (13,592)      (10,171)
Net other expense...........................................       (1,203)       (5,449)       (2,330)
                                                                 --------      --------      --------
Income before provision for income taxes....................      111,085        95,772        79,368
Provision for income taxes (Note 9).........................       45,057        38,272        30,046
                                                                 --------      --------      --------
Net Income..................................................     $ 66,028      $ 57,500      $ 49,322
                                                                 ========      ========      ========
Basic earnings per share of stock (Note 12):
  Earnings per share........................................     $   2.99      $   2.62      $   2.26
                                                                 ========      ========      ========
  Weighted average number of shares outstanding.............       22,110        21,926        21,800
                                                                 ========      ========      ========
Diluted earnings per share of stock (Note 12):
  Earnings per share........................................     $   2.94      $   2.58      $   2.23
                                                                 ========      ========      ========
  Weighted average number of shares outstanding.............       22,452        22,273        22,097
                                                                 ========      ========      ========



          See accompanying notes to consolidated financial statements.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



                 STATEMENTS OF CONSOLIDATED FINANCIAL POSITION



                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1997        1996
                                                                  ----        ----
                                                                   (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 62,749    $ 73,052
  Trade accounts receivable (less allowance for doubtful
    accounts of $2,411 and $2,576)..........................      85,882      80,010
  Inventory.................................................       5,265       4,976
  Prepaid expenses and other................................      12,847       5,650
  Program rights............................................       7,866       8,452
                                                                --------    --------
      Total current assets..................................     174,609     172,140
                                                                --------    --------
Properties:
  Land......................................................      16,154      14,692
  Buildings.................................................      84,215      78,733
  Machinery and equipment...................................     225,113     209,854
  Construction in progress..................................       7,324       2,071
                                                                --------    --------
      Total.................................................     332,806     305,350
  Less accumulated depreciation.............................     170,992     149,418
                                                                --------    --------
      Properties -- net.....................................     161,814     155,932
                                                                --------    --------
Intangible and Other Assets:
  Intangible assets -- net of applicable amortization (Notes
    4 and 5)................................................     287,617     298,305
  Receivable from The Herald Company (Notes 3 and 8)........      39,733      39,955
  Other.....................................................      19,183      17,519
                                                                --------    --------
      Total intangible and other assets.....................     346,533     355,779
                                                                --------    --------
      Total.................................................    $682,956    $683,851
                                                                ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Trade accounts payable....................................    $ 16,158    $ 13,355
  Current portion of long-term debt (Note 6)................      12,705      14,705
  Salaries, wages and commissions...........................      15,232      14,897
  Income taxes payable......................................       3,070       1,267
  Program contracts payable.................................       7,907       8,916
  Interest payable..........................................       5,677       7,177
  Pension obligations (Note 7)..............................         348       2,123
  Acquisition payable.......................................       9,804       9,804
  Other.....................................................       4,386       4,566
                                                                --------    --------
      Total current liabilities.............................      75,287      76,810
                                                                --------    --------
Long-Term Debt (Note 6).....................................     172,705     235,410
                                                                --------    --------
Pension Obligations (Note 7)................................      26,709      23,415
                                                                --------    --------
Postretirement and Postemployment Benefit Obligations (Note
  8)........................................................      91,906      92,252
                                                                --------    --------
Other Long-Term Liabilities.................................       5,572       6,027
                                                                --------    --------
Commitments and Contingencies (Note 13).....................
Stockholders' Equity (Note 10):
  Preferred stock, $.01 par value; 25,000,000 shares
    authorized; issued and outstanding -- none Common stock,
    $.01 par value; 100,000,000 shares authorized;
    issued -- 6,797,895 in 1997 and 6,498,215 in 1996.......          68          65
  Class B common stock, convertible, $.01 par value;
    50,000,000 shares authorized; issued -- 27,125,247 in
    1997 and 27,214,842 in 1996.............................         271         272
  Additional paid-in capital................................     135,542     129,173
  Retained earnings.........................................     362,828     308,283
                                                                --------    --------
      Total.................................................     498,709     437,793
  Treasury stock -- at cost; 24,660 and 22,811 shares of
    common stock in 1997 and 1996, respectively, and
    11,700,850 shares of Class B common stock in 1997 and
    1996....................................................    (187,932)   (187,856)
                                                                --------    --------
      Total stockholders' equity............................     310,777     249,937
                                                                --------    --------
      Total.................................................    $682,956    $683,851
                                                                ========    ========



          See accompanying notes to consolidated financial statements.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



                       STATEMENTS OF STOCKHOLDERS' EQUITY



                                              CLASS B    ADDITIONAL                              TOTAL
                                     COMMON    COMMON     PAID-IN     RETAINED   TREASURY    STOCKHOLDERS'
                                     STOCK     STOCK      CAPITAL     EARNINGS     STOCK        EQUITY
                                     ------   -------    ----------   --------   --------    -------------
                                                                (IN THOUSANDS)
BALANCES AT JANUARY 1, 1995........   $44       $206     $  122,070   $220,322   $(187,623)    $155,019
Issuance of common stock grants....                             218                                 218
Common stock options exercised.....     2                     2,327                               2,329
Conversion of Class B common stock
  to common stock..................     1         (1)
Tax benefit from stock options
  exercised........................                             924                                 924
Net income.........................                                     49,322                   49,322
Cash dividends declared and paid
  $.41 per share of common and
  Class B common...................                                     (8,828)                  (8,828)
Purchase of treasury stock.........                                                   (213)        (213)
                                      ---       ----     ----------   --------   ---------     --------
BALANCES AT DECEMBER 31, 1995......    47        205        125,539    260,816    (187,836)     198,771
Issuance of common stock grants....                              76                                  76
Common stock options exercised.....     1                     2,166                               2,167
Conversion of Class B common stock
  to common stock..................     1         (1)
Tax benefit from stock options
  exercised........................                           1,476                               1,476
Net income.........................                                     57,500                   57,500
Cash dividends declared and paid
  $.46 per share of common and
  Class B common...................                                    (10,033)                 (10,033)
Purchase of treasury stock.........                                                    (20)         (20)
Four for three stock split in the
  form of a 33.3 percent stock
  dividend (Note 10)...............    16         68            (84)
                                      ---       ----     ----------   --------   ---------     --------
BALANCES AT DECEMBER 31, 1996......    65        272        129,173    308,283    (187,856)     249,937
Issuance of common stock grants....                              70                                  70
Common stock options exercised.....     2                     3,297                               3,299
Conversion of Class B common stock
  to common stock..................     1         (1)
Common stock issued under Employee
  Stock Purchase Plan..............                             322                                 322
Tax benefit from stock options
  exercised........................                           2,680                               2,680
Net income.........................                                     66,028                   66,028
Cash dividends declared and paid
  $.52 per share of common and
  Class B common...................                                    (11,483)                 (11,483)
Purchase of treasury stock.........                                                    (76)         (76)
                                      ---       ----     ----------   --------   ---------     --------
BALANCES AT DECEMBER 31, 1997......   $68       $271     $  135,542   $362,828   $(187,932)    $310,777
                                      ===       ====     ==========   ========   =========     ========



                                                                     (Continued)



          See accompanying notes to consolidated financial statements.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



                       STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                          CLASS B
                                                                  COMMON STOCK          COMMON STOCK
                                                               ------------------    ------------------
                                                                         HELD IN               HELD IN
                                                               ISSUED    TREASURY    ISSUED    TREASURY
                                                               ------    --------    ------    --------
                                                                            (IN THOUSANDS)
SHARE ACTIVITY:
BALANCES AT JANUARY 1, 1995................................    4,444       (11)      20,609     (8,776)
Issuance of common stock grants............................        6
Common stock options exercised.............................      119
Conversion of Class B common stock to common stock.........      135                   (135)
Purchase of treasury stock.................................                 (6)
                                                               -----       ---       ------    -------
BALANCES AT DECEMBER 31, 1995..............................    4,704       (17)      20,474     (8,776)
Issuance of common stock grants............................        2
Common stock options exercised.............................      140
Conversion of Class B common stock to common stock.........       84                    (84)
Four for three split in the form of a 33.3 percent stock
  dividend (Note 10).......................................    1,568        (6)       6,825     (2,925)
                                                               -----       ---       ------    -------
BALANCES AT DECEMBER 31, 1996..............................    6,498       (23)      27,215    (11,701)
Issuance of common stock grants............................        1
Common stock options exercised.............................      202
Conversion of Class B common stock to common stock.........       90                    (90)
Common stock issued under Employee Stock Purchase Plan.....        7
Purchase of treasury stock.................................                 (2)
                                                               -----       ---       ------    -------
BALANCES AT DECEMBER 31, 1997..............................    6,798       (25)      27,125    (11,701)
                                                               =====       ===       ======    =======



                                                                     (Concluded)



          See accompanying notes to consolidated financial statements.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



                     STATEMENTS OF CONSOLIDATED CASH FLOWS



                                                                    YEARS ENDED DECEMBER 31,
                                                                ---------------------------------
                                                                  1997        1996         1995
                                                                  ----        ----         ----
                                                                         (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................    $ 66,028    $  57,500    $ 49,322
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation............................................      22,884       20,434      19,281
    Amortization of intangibles.............................      13,570       10,668       7,869
    Deferred income taxes...................................      (3,367)      (1,943)     (1,847)
    Gain on sale of assets..................................                     (421)
    Changes in assets and liabilities (net of the effects of
      the purchase and sale of properties) which provided
      (used) cash:
      Trade accounts receivable.............................      (5,872)      (9,737)     (1,581)
      Inventory.............................................        (289)       3,017      (3,121)
      Other assets..........................................      (3,766)       7,842       1,150
      Trade accounts payable and other liabilities..........       2,494        3,659       1,594
      Income taxes payable..................................       1,803         (239)     (3,713)
                                                                --------    ---------    --------
Net cash provided by operating activities...................      93,485       90,780      68,954
                                                                --------    ---------    --------
Cash flows from investing activities:
  Capital expenditures......................................     (28,191)     (17,787)    (22,934)
  Purchase of publishing properties, net of cash acquired...                 (203,306)
  Purchase of broadcast assets..............................      (3,141)      (5,187)
  Investment in joint ventures and limited partnerships.....      (4,792)      (2,983)     (3,637)
  Sale of assets, net of cash sold..........................                    4,150
  (Increase) decrease in notes receivable...................       4,979       (4,904)      1,875
                                                                --------    ---------    --------
Net cash used in investing activities.......................     (31,145)    (230,017)    (24,696)
                                                                --------    ---------    --------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt..................                  135,000
  Repayments on long-term debt..............................     (64,705)     (15,205)    (14,250)
  Dividends paid............................................     (11,483)     (10,033)     (8,828)
  Proceeds from exercise of stock options...................       3,299        2,167       2,329
  Proceeds from employee stock purchase plan................         322
  Purchase of treasury stock................................         (76)         (20)       (213)
                                                                --------    ---------    --------
Net cash provided by (used in) financing activities.........     (72,643)     111,909     (20,962)
                                                                --------    ---------    --------
Net (decrease) increase in cash and cash equivalents........     (10,303)     (27,328)     23,296
Cash and cash equivalents at beginning of year..............      73,052      100,380      77,084
                                                                --------    ---------    --------
Cash and cash equivalents at end of year....................    $ 62,749    $  73,052    $100,380
                                                                ========    =========    ========
Supplemental disclosure of cash flow information:
  Cash paid (received) during the year for:
    Interest paid...........................................    $ 17,469    $   9,716    $ 10,147
    Interest received.......................................      (4,574)      (4,872)     (4,805)
    Income taxes............................................      45,110       38,530      35,862
    Income tax refunds......................................      (1,108)        (195)     (1,280)
Supplemental disclosure of noncash investing and financing
  activity:
  Increase (decrease) in minimum pension liability and
    related intangible asset................................    $    402    $  (1,059)   $   (227)



          See accompanying notes to consolidated financial statements.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     Basis of Consolidation -- The consolidated financial statements include the accounts of Pulitzer Publishing Company (the "Company" or "Pulitzer") and its subsidiary companies, all of which are wholly-owned. All significant intercompany transactions have been eliminated from the consolidated financial statements.



     Fiscal Year -- The Company's fiscal year ends on the last Sunday of the calendar year, which in 1995 resulted in a 14-week fourth quarter and a 53-week year. In 1997 and 1996, the fourth quarter was 13 weeks and the year was 52 weeks. For ease of presentation, the Company has used December 31 as the year-end.



     Cash Equivalents -- For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.



     Inventory Valuation -- Inventory, which consists primarily of newsprint, is stated at the lower of cost (determined primarily using the last-in, first-out method) or market. If the first-in, first-out cost method had been used, inventory would have been $805,000 and $874,000 higher than reported at December 31, 1997 and 1996, respectively. Ink and other miscellaneous supplies are expensed as purchased.



     Program Rights -- Program rights represent license agreements for the right to broadcast feature programs, program series and other syndicated programs over limited license periods and are presented in the consolidated balance sheet at the lower of unamortized cost or estimated net realizable value. The total gross cost of each agreement is recorded as an asset and liability when the license period begins and all of the following conditions have been met: (a) the cost of the agreement is known or reasonably determinable, (b) the program material has been accepted in accordance with the conditions of the license agreement and (c) the program is available for broadcast. Payments are made in installments as provided for in the license agreements. Program rights expected to be amortized in the succeeding year and payments due within one year are classified as current assets and current liabilities, respectively.



     Program rights covering periods of less than one year are amortized on a straight-line basis as the programs are broadcast. Program rights covering periods greater than one year are generally amortized as a package or series over the license period using an accelerated method. When a determination is made that either the unamortized cost of a program exceeds its estimated net realizable value or a program will not be used prior to the expiration of the license agreement, appropriate adjustments are made to charge unamortized amounts to operations.



     Property and Depreciation -- Property is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets. Buildings are depreciated over 20 to 50 years and all other property over lives ranging from 3 to 15 years.



     Intangible Assets -- Intangibles consisting of goodwill, FCC licenses and network affiliations acquired subsequent to the effective date of Accounting Principles Board Opinion No. 17 ("Opinion No. 17") are being amortized over lives of either 15 or 40 years while all other intangible assets are being amortized over lives ranging from 4 to 23 years. Intangibles in the amount of $1,520,000, related to acquisitions prior to the effective date of Opinion No. 17, are not being amortized because, in the opinion of management, their value is of undeterminable duration. In addition, the intangible asset relating to the Company's additional minimum pension liability under Statement of Financial Accounting Standards No. 87 is adjusted annually, as necessary, when a new determination of the amount of the additional minimum pension liability is made.



     Long-Lived Assets -- The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in March 1995. This statement became effective for the Company's 1996 fiscal year. The general requirements of this statement are applicable to the properties and intangible assets of the Company

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES and require impairment to be considered whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management periodically evaluates the recoverability of long-lived assets by reviewing the current and projected cash flows of each of its properties. If a permanent impairment is deemed to exist, any write-down would be charged to operations. For the periods presented, there has been no impairment.



     Employee Benefit Plans -- The Company and its subsidiaries have several noncontributory defined benefit pension plans covering a significant portion of their employees. Benefits under the plans are generally based on salary and years of service. The Company's liability and related expense for benefits under the plans are recorded over the service period of active employees based upon annual actuarial calculations. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of government bonds and corporate equity securities.



     The Company provides retiree medical and life insurance benefits under varying postretirement plans at several of its operating locations. In addition, the Company provides postemployment disability benefits to certain former employee groups prior to retirement. The significant portion of these benefits results from plans at the St. Louis Post-Dispatch. The Company's liability and related expense for benefits under the postretirement plans are recorded over the service period of active employees based upon annual actuarial calculations. The Company accrues postemployment disability benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid. All of the Company's postretirement and postemployment benefits are funded on a pay-as-you-go basis.



     Income Taxes -- Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been included in either the financial statements or tax returns of the Company. Under this asset and liability approach, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse.



     Stock-Based Compensation Plans -- Effective January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to the new standard, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, but are required to disclose pro forma net income and, if presented, earnings per share as if the Company had applied the new method of accounting. The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption, whereas the disclosure requirements apply to all awards granted subsequent to December 31, 1994. The Company continues to recognize and measure compensation for its restricted stock and stock option plans in accordance with the existing provisions of APB 25.



     Earnings Per Share of Stock -- Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). This statement simplifies the standards for computing earnings per share ("EPS"), making them comparable to international standards, and supersedes Accounting Principles Board Opinion No. 15, Earnings Per Share ("APB 15"). SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. The statement also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. As required by SFAS 128, diluted EPS has been computed for all prior periods presented to conform to the provisions of the new statement.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     Basic earnings per share of stock is computed using the weighted average number of common and Class B common shares outstanding during the applicable period, adjusted for the stock splits described in Note 10. Diluted earnings per share of stock is computed using the weighted average number of common and Class B common shares outstanding and potential common shares. (see Note 12)



     Use of Management Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.



     Reclassifications -- Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform with the 1997 presentation.



2. SPIN-OFF AND MERGER



     On May 25, 1998, the Company, Pulitzer Inc., (a wholly-owned subsidiary of the Company ("New Pulitzer")), and Hearst-Argyle Television, Inc. ("Hearst-Argyle") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Hearst-Argyle will acquire the Company's television and radio broadcasting operations (collectively, the "Broadcasting Business"). The Broadcasting Business consists of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company ("PBC"), a wholly-owned subsidiary of the Company, and its wholly-owned subsidiaries. The Broadcasting Business will be acquired by Hearst-Argyle through the merger ("Merger") of the Company into Hearst-Argyle.



     Prior to the Spin-off (as defined below), the Company intends to borrow $700 million, which may be secured by the assets and/or stock of PBC and its subsidiaries. Out of the proceeds of this new debt, the Company will pay the existing Company debt and any costs arising as a result of the Merger and related transactions. Prior to the Merger, the balance of the proceeds of this new debt, together with the Company's publishing assets and liabilities, will be contributed by the Company to New Pulitzer pursuant to a Contribution and Assumption Agreement (the "Contribution"). Pursuant to the Merger Agreement, Hearst-Argyle will assume the new debt following the consummation of the Spin-off and Merger.



     Immediately following the Contribution, the Company will distribute to each holder of Company Common Stock one fully-paid and nonassessable share of New Pulitzer Common Stock for each share of Company Common Stock held and to each holder of Company Class B Common Stock one fully-paid and nonassessable share of New Pulitzer Class B Common Stock for each share of Company Class B Common Stock held (the "Distribution"). The Contribution and Distribution are collectively referred to as the "Spin-off." The Spin-off and the Merger are collectively referred to as the "Transactions."



     Consummation of the Transactions is subject, among other things, to the receipt of various regulatory approvals, Pulitzer stockholder approval of the Charter Amendment (as defined in Note 17) and approval of the Merger by the stockholders of both the Company and Hearst-Argyle. The Company has received a favorable letter ruling from the Internal Revenue Service confirming that the Spin-off will be tax-free to Pulitzer stockholders. Early termination of the initial waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 has also been granted. In addition, the Federal Communications Commission (the "FCC") has published notice of its grant of the application for the transfer of FCC licenses, including related waiver requests, from the Company to Hearst-Argyle. The Company anticipates that its special stockholders meeting to consider the Charter Amendment and the Merger will be held in the first quarter of 1999 and that the Transactions will be completed shortly after the meeting.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     Following the consummation of the Transactions, New Pulitzer will be engaged primarily in the business of newspaper publishing and related new media businesses. For financial reporting purposes, New Pulitzer is the continuing stockholder interest and will retain the Pulitzer name.



3. AGENCY AGREEMENTS



     An agency operation between the Company and The Herald Company is conducted under the provisions of an Agency Agreement, dated March 1, 1961, as amended. For many years, the St. Louis Post-Dispatch (published by the Company) was the afternoon and Sunday newspaper serving St. Louis, and the Globe-Democrat (formerly published by The Herald Company) was the morning paper and also published a weekend edition. Although separately owned, from 1961 through February 1984, the publication of both the Post-Dispatch and the Globe-Democrat was governed by the St. Louis Agency Agreement. From 1961 to 1979, the two newspapers controlled their own news, editorial, advertising, circulation, accounting and promotion departments and Pulitzer managed the production and printing of both newspapers. In 1979, Pulitzer assumed full responsibility for advertising, circulation, accounting and promotion for both newspapers. In February 1984, after a number of years of unfavorable financial results at the St. Louis Agency, the Globe-Democrat was sold by The Herald Company and the St. Louis Agency Agreement was revised to eliminate any continuing relationship between the two newspapers and to permit the repositioning of the daily Post-Dispatch as a morning newspaper. Following the renegotiation of the St. Louis Agency Agreement at the time of the sale of the Globe-Democrat, The Herald Company retained the contractual right to receive one-half the profits (as defined), and the obligation to share one-half the losses (as defined), of the operations of the St. Louis Agency, which from February 1984 forward consisted solely of the publication of the Post-Dispatch. The St. Louis Agency Agreement also provides for The Herald Company to share one-half the cost of, and to share in a portion of the proceeds from the sale of, capital assets used in the production of the Post-Dispatch. Under the St. Louis Agency Agreement, Pulitzer supervises, manages and performs all activities relating to the day-to-day publication of the Post-Dispatch and is solely responsible for the news and editorial policies of the newspaper. The consolidated financial statements of the Company include all the operating revenues and expenses of the St. Louis Agency relating to the Post-Dispatch.



     In Tucson, Arizona, a separate partnership, TNI Partners, ("TNI"), acting as agent for the Star (a newspaper owned by the Company) and the Citizen (a newspaper owned by Gannett Co., Inc.), is responsible for printing, delivery, advertising, and circulation of the Star and the Citizen. TNI collects all of the receipts and income relating to the Star and the Citizen and pays all operating expenses incident to the partnership's operations and publication of the newspapers. Each newspaper is solely responsible for its own news and editorial content. Net income or net loss of TNI is generally allocated equally to the Star and the Citizen. The Company's consolidated financial statements include its share of TNI's revenues and expenses.



4. ACQUISITION AND DISPOSITION OF PROPERTIES



     During 1996, the Company acquired in a purchase transaction all of the stock of Scripps League Newspapers, Inc. ("Scripps League"), a privately owned publisher of community newspapers serving smaller markets, primarily in the West and Midwest. The purchase price of approximately $216 million (including acquisition costs) includes all of the operating assets of the newspapers, working capital of approximately $6 million and intangibles. The acquisition was financed by long-term borrowings of $135 million (see Note 6) and cash of approximately $81 million (approximately $69 million net of cash acquired). The results of the operations of Scripps League for the period subsequent to June 30, 1996 are included in the Company's Statements of Consolidated Income.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     The following supplemental unaudited pro forma information shows the results of operations of the Company for the years ended December 31, 1996 and 1995 adjusted for the acquisition of Scripps League, assuming such transaction and the related debt financing had been consummated at the beginning of each year presented. The unaudited pro forma financial information is not necessarily indicative either of results of operations that would have occurred had the transaction occurred at the beginning of each year presented or of future results of operations.



                                                                 DECEMBER 31,
                                                             --------------------
                                                               1996        1995
                                                               ----        ----
                                                                 (UNAUDITED)
In thousands, except per share data:
  Operating revenues -- net..............................    $566,915    $536,803
  Operating income.......................................    $113,660    $ 93,896
  Net income.............................................    $ 54,519    $ 44,203
Earnings per share of stock:
  Basic earnings per share...............................    $   2.49    $   2.03
  Diluted earnings per share.............................    $   2.45    $   2.00



     In December 1996, the Company acquired in a purchase transaction the assets of an AM radio station in Phoenix, Arizona for approximately $5,187,000.



5. INTANGIBLE ASSETS



     Intangible assets consist of:



                                                                 DECEMBER 31,
                                                             --------------------
                                                               1997        1996
                                                               ----        ----
                                                                (IN THOUSANDS)
FCC licenses and network affiliations....................    $114,376    $112,161
Goodwill.................................................     178,355     178,327
Intangible pension asset (Note 7)........................       2,320       1,918
Other....................................................      63,924      63,914
                                                             --------    --------
     Total...............................................     358,975     356,320
Less accumulated amortization............................      71,358      58,015
                                                             --------    --------
     Total intangible assets -- net......................    $287,617    $298,305
                                                             ========    ========

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

6. FINANCING ARRANGEMENTS



     Long-term debt consists of:



                                                                 DECEMBER 31,
                                                             --------------------
                                                               1997        1996
                                                               ----        ----
                                                                (IN THOUSANDS)
Credit Agreement.........................................    $     --    $ 50,000
Senior notes maturing in substantially equal annual
  installments:
  8.8% due through 1997..................................                  14,500
  6.76% due 1998-2001....................................      50,000      50,000
  7.22% due 2002-2005....................................      50,000      50,000
  7.86% due 2001-2008....................................      85,000      85,000
  Other..................................................         410         615
                                                             --------    --------
       Total.............................................     185,410     250,115
Less current portion.....................................      12,705      14,705
                                                             --------    --------
       Total long-term debt..............................    $172,705    $235,410
                                                             ========    ========



     The Company's fixed-rate senior note borrowings are with The Prudential Insurance Company of America ("Prudential"). The Senior Note Agreements with Prudential provide for the payment of certain fees, depending on current interest rates and remaining years to maturity, in the event of repayment prior to the notes' scheduled maturity dates (as anticipated by the Spin-off and Merger discussed in Note 2).



     The credit agreement with The First National Bank of Chicago, as Agent, for a group of lenders ("FNBC"), provides for a $50,000,000 variable rate revolving credit facility ("Credit Agreement"). Loans may be borrowed, repaid and reborrowed by the Company until the Credit Agreement terminates on July 2, 2001. The Company has the option to repay any borrowings and terminate the Credit Agreement, without penalty, prior to its scheduled maturity. As of December 31, 1997, the Company had no borrowings under the Credit Agreement.



     The Credit Agreement allows the Company to elect an interest rate with respect to each borrowing under the facility equal to a daily floating rate or the Eurodollar rate plus 0.225 percent. As of December 31, 1996, the interest rate on the Credit Agreement borrowings with FNBC was 5.875 percent.



     The terms of the various senior note agreements contain certain covenants and conditions including the maintenance of cash flow and various other financial ratios, limitations on the incurrence of other debt and limitations on the amount of restricted payments (which generally includes dividends, stock purchases and redemptions).



     Under the terms of the most restrictive borrowing covenants, in general, the Company may pay annual dividends not to exceed the sum of $10,000,000, plus 75% of consolidated net earnings commencing January 1, 1993, less the sum of all dividends paid or declared and redemptions in excess of sales of Company stock after December 31, 1992. Pursuant to this calculation, approximately $138,938,000 is available for distribution as dividends at December 31, 1997.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     Approximate annual maturities of long-term debt for the five years subsequent to December 31, 1997 are as follows:



Fiscal Year (In thousands):
  1998......................................................    $ 12,705
  1999......................................................      12,705
  2000......................................................      12,500
  2001......................................................      23,125
  2002......................................................      23,125
  Thereafter................................................     101,250
                                                                --------
       Total................................................    $185,410
                                                                ========



7. PENSION PLANS



     The pension cost components were as follows:



                                                        YEARS ENDED DECEMBER 31,
                                                    --------------------------------
                                                      1997        1996        1995
                                                      ----        ----        ----
                                                             (IN THOUSANDS)
Service cost for benefits earned during the
  year..........................................    $  3,966    $  4,154    $  3,834
Interest cost on projected benefit obligation...       8,470       8,185       8,057
Actual return on plan assets....................     (18,785)    (12,507)    (17,541)
Net amortization and deferrals..................      10,001       4,833      11,365
                                                    --------    --------    --------
Net periodic pension cost.......................    $  3,652    $  4,665    $  5,715
                                                    ========    ========    ========



     The funded status of the Company's pension plans was as follows:



                                                                 DECEMBER 31,
                                                             --------------------
                                                               1997        1996
                                                               ----        ----
                                                                (IN THOUSANDS)
Actuarial present value of:
  Vested benefit obligation..............................    $117,854    $107,637
                                                             ========    ========
  Accumulated benefit obligation.........................    $118,735    $108,380
                                                             ========    ========
Projected benefit obligation.............................    $128,690    $118,414
Plan assets at fair value................................     119,353     104,046
                                                             --------    --------
Plan assets less than projected benefit obligation.......       9,337      14,368
Unrecognized transition obligation, net..................      (1,318)     (1,539)
Unrecognized net gain....................................      16,507      10,557
Unrecognized prior service cost..........................         211         234
Additional minimum liability.............................       2,320       1,918
                                                             --------    --------
Pension obligations......................................    $ 27,057    $ 25,538
                                                             ========    ========



     The projected benefit obligation was determined using assumed discount rates of 7%, 7.5% and 7.25% at December 31, 1997, 1996 and 1995, respectively. The expected long-term rate of return on plan assets was 8.5% for 1997, 1996 and 1995. For those plans that pay benefits based on final compensation levels, the actuarial assumptions for overall annual rate of increase in future salary levels was 4.5% for 1997 and 5% for both 1996 and 1995.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     Certain of the Company's employees participate in multi-employer retirement plans sponsored by their respective unions. Amounts charged to operations, representing the Company's required contributions to these plans in 1997, 1996 and 1995, were approximately $844,000, $781,000, and $731,000, respectively.



     The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees. Contributions by the Company amounted to approximately $1,899,000, $1,668,000 and $1,494,000 for 1997, 1996 and 1995, respectively.



8. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS



     The net periodic postretirement benefit cost components were as follows:



                                                                  YEARS ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1997       1996       1995
                                                                 ----       ----       ----
                                                                       (IN THOUSANDS)
Service cost (for benefits earned during the year)..........    $   970    $   926    $   933
Interest cost on accumulated postretirement benefit
  obligation................................................      4,632      4,683      5,799
Net amortization, deferrals and other components............     (2,538)    (2,308)    (1,787)
                                                                -------    -------    -------
Net periodic postretirement benefit cost....................    $ 3,064    $ 3,301    $ 4,945
                                                                =======    =======    =======



     The Company funds its postretirement benefit obligation on a pay-as-you-go basis, and, for 1997, 1996 and 1995 made payments of $4,118,000, $4,207,000 and
$4,071,000, respectively.



     The status of the Company's postretirement benefit plans was as follows:



                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1997       1996
                                                                 ----       ----
                                                                  (IN THOUSANDS)
Retirees and surviving beneficiaries........................    $39,549    $37,734
Actives eligible to retire..................................     14,418     13,516
Other actives...............................................     12,756     11,142
                                                                -------    -------
Accumulated postretirement benefit obligation...............     66,723     62,392
Unrecognized prior service gain.............................      6,658      7,990
Unrecognized net gain.......................................     15,351     19,404
                                                                -------    -------
Accrued postretirement benefit cost.........................    $88,732    $89,786
                                                                =======    =======



     The preceding amounts for the December 31, 1997 and 1996 accrued postretirement benefit cost and the 1997, 1996 and 1995 net periodic postretirement benefit expense have not been reduced for The Herald Company's share of the respective amounts. However, pursuant to the St. Louis Agency Agreement (see Note 3), the Company has recorded a receivable for The Herald Company's share of the accrued postretirement benefit cost as of December 31, 1997 and 1996.



     For 1997 and 1996 measurement purposes, health care cost trend rates of 9%, 7% and 5% were assumed for indemnity plans, PPO plans and HMO plans, respectively. For 1997, these rates were assumed to decrease gradually to 5% through the year 2010 and remain at that level thereafter. For 1996, the indemnity and PPO rates were assumed to decrease gradually to 5.5% through the year 2010 and remain at that level thereafter. A 1% increase in the annual health care cost trend rate assumptions would have increased the accrued postretirement benefit cost at December 31, 1997 by approximately $1,162,000 and the 1997 annual net periodic postretirement benefit cost by approximately $1,164,000.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     Administrative costs related to indemnity plans were assumed to increase at a constant annual rate of 6% for 1997, 1996 and 1995. The assumed discount rate used in estimating the accumulated postretirement benefit obligation was 7%, 7.5% and 8% for 1997, 1996 and 1995, respectively.



     The Company's postemployment benefit obligation, representing certain disability benefits at the St. Louis Post-Dispatch, was $3,174,000 and $2,466,000 at December 31, 1997 and 1996, respectively.



9. INCOME TAXES



     Provisions for income taxes (benefits) consist of the following:



                                                                  YEARS ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1997       1996       1995
                                                                 ----       ----       ----
                                                                       (IN THOUSANDS)
Current:
  Federal...................................................    $41,389    $33,465    $28,352
  State and local...........................................      7,035      5,750    $ 3,541
Deferred:
  Federal...................................................     (2,878)      (805)    (1,641)
  State and local...........................................       (489)      (138)      (206)
                                                                -------    -------    -------
       Total................................................    $45,057    $38,272    $30,046
                                                                =======    =======    =======



     Factors causing the effective tax rate to differ from the statutory Federal income tax rate were:



                                                                 YEARS ENDED DECEMBER 31,
                                                                --------------------------
                                                                1997       1996       1995
                                                                ----       ----       ----
Statutory rate..............................................     35%        35%        35%
Favorable resolution of prior year federal and state tax
  issues....................................................                          (1)
Amortization of intangibles.................................      2          1
State and local income taxes, net of U.S. Federal income tax
  benefit...................................................      4          4          3
Other-net...................................................                            1
                                                                 --         --         --
       Effective rate.......................................     41%        40%        38%
                                                                 ==         ==         ==



     The Company's deferred tax assets and liabilities, net, which have been included in other assets in the statements of consolidated financial position consisted of the following:



                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1997       1996
                                                                 ----       ----
                                                                  (IN THOUSANDS)
Deferred tax assets:
  Pensions and employee benefits............................    $11,403    $ 9,575
  Postretirement benefit costs..............................     19,248     19,284
  Other.....................................................      1,561      2,110
                                                                -------    -------
       Total................................................     32,212     30,969
                                                                -------    -------
Deferred tax liabilities:
  Depreciation..............................................     19,583     19,590
  Amortization..............................................      7,765      9,882
                                                                -------    -------
       Total................................................     27,348     29,472
                                                                -------    -------
Net deferred tax asset......................................    $ 4,864    $ 1,497
                                                                =======    =======

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     The Company had no valuation allowance for deferred tax assets as of December 31, 1997, 1996 and 1995.



10. STOCKHOLDERS' EQUITY



     Each share of the Company's common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes on all matters. As of December 31, 1997, holders of outstanding shares of Class B common stock representing 95.5% of the combined voting power of the Company have deposited their shares in a voting trust (the "Voting Trust"). Each share of the Company's Class B common stock is convertible into one share of the Company's common stock at the holder's option subject to the limitations imposed by the Voting Trust on the shares of Class B common stock deposited thereunder. The Voting Trust permits the conversion of the Class B common stock deposited in the Voting Trust into common stock in connection with certain permitted transfers, including, without limitation, sales which are exempt from the registration requirements of the Securities Act of 1933, as amended, sales which meet the volume and manner of sale requirements of Rule 144 promulgated thereunder and sales which are made pursuant to registered public offerings.



     The trustees generally hold all voting rights with respect to the shares of Class B common stock subject to the Voting Trust; however, in connection with certain matters, including any proposal for a merger, consolidation, recapitalization or dissolution of the Company or disposition of all or substantially all its assets, the calling of a special meeting of stockholders and the removal of directors, the Trustees may not vote the shares deposited in the Voting Trust except in accordance with written instructions from the holders of the Voting Trust Certificates. The Voting Trust may be terminated with the written consent of holders of two-thirds in interest of all outstanding Voting Trust Certificates. Unless extended or terminated by the parties thereto, the Voting Trust expires on January 16, 2001.



     On September 12, 1996, the Board of Directors declared a four-for-three stock split of the Company's common and Class B common stock payable in the form of a 33.3% stock dividend. The dividend was distributed on November 1, 1996 to stockholders of record on October 10, 1996. The Company's capital balances and share amounts were adjusted in 1996 to reflect the split.



     On January 4, 1995, the Board of Directors declared a five-for-four stock split of the Company's common and Class B common stock payable in the form of a 25% stock dividend. The dividend was distributed on January 24, 1995 to stockholders of record on January 13, 1995. Even though this stock split was declared subsequent to December 31, 1994, the Company's capital balances and share amounts were adjusted in 1994 to reflect the split.



11. COMMON STOCK PLANS



     On May 11, 1994, the Company's stockholders adopted the Pulitzer Publishing Company 1994 Stock Option Plan (the "1994 Plan"), replacing the Pulitzer Publishing Company 1986 Employee Stock Option Plan (the "1986 Plan"). The 1994 Plan provides for the issuance to key employees and outside directors of incentive stock options to purchase up to a maximum of 2,500,000 shares of common stock. Under the 1994 Plan, options to purchase 1,667 shares of common stock will be automatically granted to outside directors on the date following each annual meeting of the Company's stockholders and will vest on the date of the next annual meeting of the Company's stockholders. Total shares available for issue to outside directors under this automatic grant feature are limited to a maximum of 166,667. The issuance of all other options will be administered by the Compensation Committee of the Board of Directors, subject to the 1994 Plan's terms and conditions. Specifically, the exercise price per share may not be less than the fair market value of a share of common stock at the date of grant. In addition, exercise periods may not exceed ten years and the minimum vesting period is established at six months from the date of grant. Option awards to an individual employee may not exceed 250,000 shares in a calendar year.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     Prior to 1994, the Company issued incentive stock options to key employees under the 1986 Plan. As provided by the 1986 Plan, certain option awards were granted with tandem stock appreciation rights which allow the employee to elect an alternative payment equal to the appreciation of the stock value instead of exercising the option. Outstanding options issued under the 1986 Plan have an exercise term of ten years from the date of grant and vest in equal installments over a three-year period.



     Stock option transactions are summarized as follows:



                                                                                        WEIGHTED
                                                                                        AVERAGE
                                                            SHARES       PRICE RANGE     PRICE
                                                            ------       -----------    --------
Common Stock Options:
Outstanding, January 1, 1995.............................  1,198,371   $ 9.27 - $21.98   $16.69
  Granted (weighted average value at grant date of
     $13.99).............................................    192,853   $30.47 - $34.41   $34.31
  Canceled...............................................    (39,632)  $11.73 - $21.98   $16.69
  Exercised..............................................   (158,304)  $ 9.27 - $21.98   $14.71
                                                           ---------
Outstanding, December 31, 1995...........................  1,193,288   $ 9.27 - $34.41   $19.80
  Granted (weighted average value at grant date of
     $16.01).............................................    179,809   $41.91 - $46.25   $46.03
  Canceled...............................................     (2,146)  $21.53 - $34.41   $28.77
  Exercised..............................................   (140,096)  $ 9.27 - $21.98   $15.47
                                                           ---------
Outstanding, December 31, 1996...........................  1,230,855   $ 9.27 - $46.25   $24.11
  Granted (weighted average value at grant date of
     $20.23).............................................    211,231   $45.63 - $58.81   $58.41
  Canceled...............................................    (14,235)  $21.53 - $47.38   $38.91
  Exercised..............................................   (201,920)  $ 9.27 - $46.25   $16.34
                                                           ---------
Outstanding, December 31, 1997...........................  1,225,931   $ 9.27 - $58.81   $31.13
                                                           =========
Exercisable at:
  December 31, 1996......................................    855,445   $ 9.27 - $34.41   $18.19
                                                           =========
  December 31, 1997......................................    849,565   $ 9.27 - $46.25   $22.21
                                                           =========
Shares Available for Grant at December 31, 1997..........  1,712,004
                                                           =========



     Stock appreciation right transactions are summarized as follows:



                                                                SHARES     PRICE
                                                                ------     -----
Common Stock Appreciation Rights:
  Outstanding, January 1, 1995..............................     37,584    $14.87
  Canceled..................................................    (10,183)   $14.87
  Exercised.................................................    (27,401)   $14.87
                                                                -------
  Outstanding, December 31, 1995, 1996 and 1997.............         --
                                                                =======



     On May 11, 1994, the Company's stockholders also adopted the Pulitzer Publishing Company 1994 Key Employees' Restricted Stock Purchase Plan (the "1994 Stock Plan") which replaced the Pulitzer Publishing Company 1986 Key Employees' Restricted Stock Purchase Plan ("1986 Stock Plan"). The 1994 Stock Plan provides that an employee may receive, at the discretion of the Compensation Committee, a grant or right to purchase at a particular price, shares of common stock subject to restrictions on transferability. A maximum of 416,667 shares of common stock may be granted or purchased by employees. In addition, no more than 83,333 shares of common stock may be issued to an employee in any calendar year.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     Prior to 1994, the Company granted stock awards under the 1986 Stock Plan. For grants awarded under both the 1994 and 1986 Stock Plans, compensation expense is recognized over the vesting period of the grants. Stock Purchase Plan transactions are summarized as follows:



                                                                             WEIGHTED
                                             SHARES       PRICE RANGE      AVERAGE PRICE
                                             ------       -----------      -------------
Common Stock Grants:
  Outstanding, January 1, 1995...........      4,236    $20.25 - $21.38       $20.89
  Granted................................      8,880        $24.53            $24.53
  Vested.................................     (7,460)   $20.25 - $24.53       $23.93
                                             -------
  Outstanding, December 31, 1995.........      5,656    $20.25 - $24.53       $22.60
  Granted................................      2,093        $36.70            $36.70
  Vested.................................     (1,864)   $20.25 - $24.53       $22.12
                                             -------
  Outstanding, December 31, 1996.........      5,885    $20.25 - $36.70       $27.78
  Granted................................      1,468        $47.44            $47.44
  Canceled...............................     (1,393)   $20.25 - $47.44       $33.13
  Vested.................................     (2,272)   $20.25 - $36.70       $25.56
                                             -------
  Outstanding, December 31, 1997.........      3,688    $21.38 - $47.44       $34.95
                                             =======
Shares Available for Grant at December
  31, 1997...............................    400,776
                                             =======



     As required by SFAS 123, the Company has estimated the fair value of its option grants since December 31, 1994 by using the binomial options pricing model with the following assumptions:



                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                             ------------------------
                                                             1997      1996      1995
                                                             ----      ----      ----
Expected Life (years)....................................       7         7         7
Risk-free interest rate..................................     5.8%      6.4%      5.7%
Volatility...............................................    23.6%     22.5%     19.6%
Dividend yield...........................................     1.1%      1.2%      1.3%



     As discussed in Note 1, the Company accounts for its stock option grants in accordance with APB 25, resulting in the recognition of no compensation expense in the consolidated statements income. Had compensation expense been computed on the fair value of the option awards at their grant date, consistent

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES with the provisions of SFAS 123, the Company's income from continuing operations and earnings per share would have been reduced to the pro forma amounts below:



                                                                  YEARS ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1997       1996       1995
                                                                 ----       ----       ----
                                                                       (IN THOUSANDS)
Net income:
  As reported...............................................    $66,028    $57,500    $49,322
  Pro forma.................................................    $64,487    $56,820    $49,288
Basic earnings per share:
  As reported...............................................    $  2.99    $  2.62    $  2.26
  Pro forma.................................................    $  2.92    $  2.59    $  2.26
Diluted earnings per share:
  As reported...............................................    $  2.94    $  2.58    $  2.23
  Pro forma.................................................    $  2.87    $  2.55    $  2.23



     Because the provisions of SFAS 123 have not been applied to options granted prior to January 1, 1995, the pro forma compensation cost may not be representative of compensation cost to be incurred on a pro forma basis in future years.



     On April 24, 1997, the Company's stockholders approved the adoption of the Pulitzer Publishing Company 1997 Employee Stock Purchase Plan (the "Plan"). The Plan allows eligible employees to authorize payroll deductions for the quarterly purchase of the Company's Common Stock ("Common Stock") at a price generally equal to 85 percent of the Common Stock's fair market value at the end of each quarter. The Plan began operations as of July 1, 1997. In general, other than Michael E. Pulitzer, all employees of the Company and its subsidiaries are eligible to participate in the Plan after completing at least one year of service. Subject to appropriate adjustment for stock splits and other capital changes, the Company may sell a total of 500,000 shares of its Common Stock under the Plan. Shares sold under the Plan may be authorized and unissued or held by the Company in its treasury. The Company may purchase shares for resale under the Plan.



12. EARNINGS PER SHARE



     Weighted average shares of common and Class B common stock and potential common shares used in the calculation of basic and diluted earnings per share are summarized as follows:



                                                                 YEARS ENDED DECEMBER 31,
                                                                --------------------------
                                                                 1997      1996      1995
                                                                 ----      ----      ----
                                                                      (IN THOUSANDS)
Weighted average shares outstanding (Basic EPS).............    22,110    21,926    21,800
Stock options...............................................       342       347       297
                                                                ------    ------    ------
Weighted average shares outstanding and stock options
  (Diluted EPS).............................................    22,452    22,273    22,097
                                                                ======    ======    ======



     Stock options included in the Diluted EPS calculation were determined using the treasury stock method. Under the treasury stock method and SFAS 128, outstanding stock options are dilutive when the average market price of the Company's common stock exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

13. COMMITMENTS AND CONTINGENCIES



     At December 31, 1997, the Company and its subsidiaries had construction and equipment commitments of approximately $13,779,000 and commitments for program contracts payable and license fees of approximately $30,025,000.



     The Company is an investor in three limited partnerships requiring future capital contributions. As of December 31, 1997, the Company's unfunded capital contribution commitment related to these investments was approximately $13,863,000.



     The Company and its subsidiaries are involved, from time to time, in various claims and lawsuits incidental to the ordinary course of its business, including such maters as libel, slander and defamation actions and complaints alleging discrimination. While the results of litigation cannot be predicted, management believes the ultimate outcome of such existing litigation will not have a material adverse effect on the consolidated financial statements of the Company and its subsidiaries.



     In connection with the September 1986 purchase of Pulitzer Class B common stock from certain selling stockholders (the "1986 Selling Stockholders"), Pulitzer agreed, under certain circumstances, to make an additional payment to the 1986 Selling Stockholders in the event of a Gross-Up Transaction (as defined herein). A "Gross-Up Transaction" was defined to mean, among other transactions,
(i) any merger, in any transaction or series of related transactions, of more than 85 percent of the voting securities or equity of Pulitzer pursuant to which holders of Pulitzer common stock receive securities other than Pulitzer common stock and (ii) any recapitalization, dividend or distribution, or series of related recapitalizations, dividends or distributions, in which holders of Pulitzer common stock receive securities (other than Pulitzer common stock) having a Fair Market Value (as defined herein) of not less than 33 1/3 percent of the Fair Market Value of the shares of Pulitzer common stock immediately prior to such transaction. The amount of the additional payment, if any, would equal (x) the product of (i) the amount by which the Transaction Proceeds (as defined herein) exceeds the Imputed Value (as defined herein) multiplied by (ii) the applicable percentage (i.e., 50 percent for the period from May 13, 1996 through May 12, 2001) multiplied by (iii) the number of shares of Pulitzer common stock issuable upon conversion of the shares of Pulitzer Class B common stock owned by the 1986 Selling Stockholders, adjusted for, among other things, stock dividends and stock splits; less (y) the sum of any additional payments previously received by the 1986 Selling Stockholders; provided, however, that in the event of any recapitalization, dividend or distribution, the amount by which the Transaction Proceeds exceeds the Imputed Value shall not exceed the amount paid or distributed pursuant to such recapitalization, dividend or distribution in respect of one share of Pulitzer common stock.



     The term "Transaction Proceeds" was defined to mean, in the case of a merger, the aggregate Fair Market Value (as defined herein) of the consideration received pursuant thereto by the holder of one share of Pulitzer common stock, and, in the case of a recapitalization, dividend or distribution, the aggregate Fair Market Value of the amounts paid or distributed in respect of one share of Pulitzer common stock plus the aggregate Fair Market Value of one share of Pulitzer common stock following such transaction. The "Imputed Value" for one share of Pulitzer common stock on a given date was defined to mean an amount equal to $28.82 compounded annually from May 12, 1986 to such given date at the rate of 15 percent per annum, the result of which is $154.19 at May 12, 1998. There was no specific provision for adjustment of the $28.82 amount, but if it were adjusted to reflect all stock dividends and stock splits of Pulitzer since September 30, 1986, it would now equal $15.72, which if compounded annually from May 12, 1986 at the rate of 15 percent per annum would now equal $84.11.



     "Fair Market Value," in the case of any consideration other than cash received in a Gross-Up Transaction, was defined to mean the fair market value thereof as agreed to by a valuation firm selected by Pulitzer and a valuation firm selected by the 1986 Selling Stockholders, or, if the two valuation firms do not agree on the fair market value, the fair market value of such consideration as determined by a third valuation

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES firm chosen by the two previously selected valuation firms. Any such agreement or determination shall be final and binding on the parties.



     As a result of the foregoing, the amount of additional payments, if any, that may be payable by New Pulitzer with respect to the Merger and the Distribution cannot be determined at this time. However, if the Distribution were determined to be a Gross-Up Transaction and if the Fair Market Value of the Transaction Proceeds with respect to the Merger and the Distribution were determined to exceed the Imputed Value, then the additional payments to the 1986 Selling Stockholders would equal approximately $5.9 million for each $1.00 by which the Transaction Proceeds exceed the Imputed Value. Accordingly, depending on the ultimate resolution of the meaning and application of various provisions of the Gross-Up Transaction agreements, including the determination of Imputed Value and Fair Market Value of the Transaction Proceeds, in the opinion of Pulitzer's management, the amount of an additional payment, if any, could be material to the consolidated financial statements of Pulitzer.



14. FAIR VALUE OF FINANCIAL INSTRUMENTS



     The Company has estimated the following fair value amounts for its financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.



     Cash and Cash Equivalents, Accounts Receivable, Accounts Payable and Program Contracts Payable -- The carrying amounts of these items are a reasonable estimate of their fair value.



     Long-Term Debt -- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value. The fair value estimates of the Company's long-term debt as of December 31, 1997 and 1996 were $195,969,000 and $259,958,000, respectively.



     The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1997 and 1996. Although management is not aware of any facts that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ from the amounts presented herein.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

15. BUSINESS SEGMENTS



     The Company's operations are divided into two business segments, publishing and broadcasting. The following is a summary of operations, assets and other data.



                                                                    AS OF AND FOR THE YEARS
                                                                       ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1997        1996        1995
                                                                  ----        ----        ----
                                                                         (IN THOUSANDS)
Operating Revenues:
  Publishing(a).............................................    $357,969    $309,096    $269,388
  Broadcasting..............................................     227,016     224,992     202,939
                                                                --------    --------    --------
          Total.............................................    $584,985    $534,088    $472,327
                                                                ========    ========    ========
Operating Income (Loss):
  Publishing(a).............................................    $ 47,544    $ 32,577    $ 25,393
  Broadcasting..............................................      82,180      83,246      65,939
  Corporate.................................................      (6,007)     (5,532)     (4,666)
                                                                --------    --------    --------
          Total.............................................    $123,717    $110,291    $ 86,666
                                                                ========    ========    ========
Total Assets:
  Publishing(a).............................................    $364,360    $351,685    $141,441
  Broadcasting..............................................     255,847     259,114     253,252
  Corporate.................................................      62,749      73,052     100,380
                                                                --------    --------    --------
          Total.............................................    $682,956    $683,851    $495,073
                                                                ========    ========    ========
Capital Expenditures:
  Publishing(a).............................................    $ 15,215    $  6,433    $  6,627
  Broadcasting..............................................      12,976      11,354      16,307
                                                                --------    --------    --------
          Total.............................................    $ 28,191    $ 17,787    $ 22,934
                                                                ========    ========    ========
Depreciation & Amortization:
  Publishing(a).............................................    $ 13,007    $  8,660    $  4,307
  Broadcasting..............................................      23,447      22,442      22,843
                                                                --------    --------    --------
          Total.............................................    $ 36,454    $ 31,102    $ 27,150
                                                                ========    ========    ========
Operating Margins
(Operating income to revenues):
  Publishing(a)(b)..........................................        18.7%       15.1%       14.1%
  Broadcasting..............................................        36.2%       37.0%       32.5%


-------------------------

(a) Publishing information for 1997 and 1996 includes Scripps League Newspapers, Inc. (subsequently renamed Pulitzer Community Newspapers, Inc.), which was acquired on July 1, 1996. (see Note 4)



(b) Operating margins for publishing are stated with St. Louis Agency adjustment (which is recorded as an operating expense in the accompanying consolidated financial statements) added back to publishing operating income.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

16. QUARTERLY FINANCIAL DATA (UNAUDITED)



     Operating results for the years ended December 31, 1997 and 1996 by quarters are as follows:



                                              FIRST      SECOND     THIRD      FOURTH
                                             QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
                                             -------    -------    -------    -------     -----
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997
Operating Revenues -- Net:.................  $136,006   $151,398   $141,244   $156,337   $584,985
                                             ========   ========   ========   ========   ========
Net income.................................  $ 12,495   $ 19,681   $ 14,223   $ 19,629   $ 66,028
                                             ========   ========   ========   ========   ========
Basic earnings per share of stock (Note
  12):
  Earnings per share.......................  $   0.57   $   0.89   $   0.64   $   0.88   $   2.99
                                             ========   ========   ========   ========   ========
  Weighted average shares outstanding......    22,029     22,081     22,151     22,185     22,110
                                             ========   ========   ========   ========   ========
Diluted earnings per share of stock (Note
  12):
  Earnings per share.......................  $   0.56   $   0.88   $   0.63   $   0.87   $   2.94
                                             ========   ========   ========   ========   ========
  Weighted average shares outstanding......    22,378     22,413     22,489     22,526     22,452
                                             ========   ========   ========   ========   ========



                                              FIRST      SECOND     THIRD      FOURTH
                                             QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
                                             -------    -------    -------    -------     -----
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996
Operating revenues -- net:.................  $115,706   $127,574   $138,865   $151,943   $534,088
                                             ========   ========   ========   ========   ========
Net income.................................  $ 10,241   $ 16,185   $ 12,964   $ 18,110   $ 57,500
                                             ========   ========   ========   ========   ========
Basic earnings per share of stock (Note
  12):
  Earnings per share.......................  $   0.47   $   0.74   $   0.59   $   0.82   $   2.62
                                             ========   ========   ========   ========   ========
  Weighted average shares outstanding......    21,864     21,912     21,949     21,978     21,926
                                             ========   ========   ========   ========   ========
Diluted earnings per share of stock (Note
  12):
  Earnings per share.......................  $   0.46   $   0.73   $   0.58   $   0.81   $   2.58
                                             ========   ========   ========   ========   ========
  Weighted average shares outstanding......    22,191     22,271     22,291     22,291     22,273
                                             ========   ========   ========   ========   ========



     In the fourth quarter of 1996, the Company determined that the carrying value of one of its joint venture investments had been impaired. Accordingly, the investment was reduced by a $2.7 million adjustment resulting in an after-tax charge of $1.6 million or $0.07 per share.



     Subsequent to the second quarter of 1996, the results of operations of Scripps League, acquired on July 1, 1996, are included in the Company's Statements of Consolidated Income (see Note 4).



     In the fourth quarter of 1995, a state tax examination was settled favorably resulting in a reduction of income tax expense of approximately $900,000, or $0.04 per share for the quarter.



     Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total for the year.



17. RESTATEMENT



     On October 22, 1998, the Company determined that a change in facts had occurred concerning a stockholder vote that is required to consummate the Spin-off and Merger (see Note 2). When the Company entered into the Merger Agreement on May 25, 1998, the principal stockholders of the Company controlled, and continue to control, that number of shares of Class B Common Stock sufficient to approve the Merger

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES regardless of the vote of any other holders of the Company's Common Stock and Class B Common Stock. In addition, on May 25, 1998 the principal stockholders of the Company entered into a voting agreement with Hearst-Argyle (the "Pulitzer Voting Agreement"), in which they agreed to direct the vote of all their shares in favor of the Merger and the transactions contemplated by it (including the Charter Amendment defined below). Consummation of the Merger is also conditioned upon the passage of an amendment to the Company's restated certificate of incorporation (the "Charter Amendment"), the approval of which requires the affirmative vote of the holders of a majority of the outstanding shares of the Company's Common Stock and the Class B Common Stock voting together as a single class and the vote of the holders of a majority of the outstanding shares of the Company's Common Stock voting as a separate class. On May 25, 1998, at the time of the execution and delivery of the Merger Agreement and the Pulitzer Voting Agreement, the principal stockholders of the Company had stated to the Company that they were committed to take such actions as they deemed necessary to effectuate the Transactions, including (i), on or before the record date for the Special Meeting of Stockholders of the Company (the "Special Stockholders Meeting") to be called for the purpose of voting upon the Merger and the Charter Amendment, the conversion of that number of their shares of Class B Common Stock into shares of Common Stock as would constitute a majority of the Company's then issued and outstanding shares of Common Stock and (ii) to vote those shares of Common Stock at the Special Stockholders Meeting in accordance with the provisions of the Pulitzer Voting Agreement. Based upon the facts that existed on May 25, 1998, and continued to exist through October 21, 1998, the Company determined that it was appropriate to report the Broadcasting Business as discontinued operations under Accounting Principles Board Opinion 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"). On October 22, 1998, the principal stockholders advised the Company that they had not converted, and did not deem it necessary to convert on or before the record date for the Special Stockholders Meeting, that number of shares of the Company's Class B Common Stock as would constitute a majority of the then issued and outstanding shares of the Company's Common Stock. Accordingly, based upon this change in facts (i.e., even though the principal stockholders of the Company intend to vote all their shares in favor of the Charter Amendment upon which the Spin-off and Merger are conditioned, they alone will not be in a position at the Special Stockholders Meeting to approve the Charter Amendment), the Company determined that it would no longer be appropriate under APB 30 to report the Broadcasting Business as discontinued operations in the Company's consolidated financial statements. As a result, the Company's financial statements as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 have been restated from the amounts previously reported (in Exhibit 99-1 to the Company's Current Report on Form 8-K dated September 4, 1998) to now reflect the Broadcasting Business as a part of continuing operations of the Company. Such restatement results in the reclassification of amounts related to the Broadcasting Business previously reflected as discontinued operations in the consolidated financial statements but does not change the Company's previously reported amounts for consolidated net income, total earnings per share and stockholders' equity.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     A summary of the significant effects of the restatement if as follows:



                                                     AT DECEMBER 31, 1997       AT DECEMBER 31, 1996
                                                     ---------------------      ---------------------
                                                         AS                         AS
                                                     PREVIOUSLY      AS         PREVIOUSLY      AS
                                                      REPORTED    RESTATED       REPORTED    RESTATED
                                                     ----------   --------      ----------   --------
Total current assets...............................   $114,603    $174,609       $114,711    $172,140
Properties -- net..................................     74,797     161,814         67,038     155,932
Total intangibles and other assets.................    274,911     346,533        245,433     355,779
Total assets.......................................    464,311     682,956        427,182     683,851
Total current liabilities..........................     38,733      75,287         35,783      76,810
Long-term debt.....................................         --     172,705             --     235,410
Pension obligations................................     21,165      26,709         19,266      23,415
Postretirement and postemployment benefit
  obligations......................................     89,350      91,906         89,634      92,252
Other long-term obligations........................      4,246       5,572          3,795       6,027



                                                             FOR THE YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------------------
                                               1997                       1996                       1995
                                       ---------------------      ---------------------      ---------------------
                                           AS                         AS                         AS
                                       PREVIOUSLY      AS         PREVIOUSLY      AS         PREVIOUSLY      AS
                                        REPORTED    RESTATED       REPORTED    RESTATED       REPORTED    RESTATED
                                       ----------   --------      ----------   --------      ----------   --------
Total operating revenues.............   $357,969    $584,985       $309,096    $534,088       $269,388    $472,327
Total operating expenses.............    316,432     461,268        282,051     423,797        248,661     385,661
Operating income.....................     41,537     123,717         27,045     110,291         20,727      86,666
Income from continuing operations....     25,750      66,028         14,792      57,500         14,455      49,322
Income from discontinued
  operations.........................     40,278          --         42,708          --         34,867          --
BASIC EARNINGS PER SHARE OF STOCK:
    Continuing operations............      $1.17       $2.99          $0.67       $2.62          $0.66       $2.26
    Discontinued operations..........       1.82          --           1.95          --           1.60          --
DILUTED EARNINGS PER SHARE OF STOCK:
    Continuing operations............      $1.15       $2.94          $0.66       $2.58           $.65       $2.23
    Discontinued operations..........       1.79          --           1.92          --           1.58          --



                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of


  Pulitzer Publishing Company:



     We have audited the consolidated financial statements of Pulitzer Publishing Company and its subsidiaries as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, and have issued our report thereon dated February 6, 1998 (July 17, 1998 as to paragraphs 1, 2, 3 and 5 of Note 2 and paragraphs 3 through 7 of Note 13; November 25, 1998 as to paragraph 4 of Note 2; and December 11, 1998 as to Note 17); such report is included elsewhere in this Registration Statement on Form 10/A. Our audits also included the consolidated financial statement schedule II of Pulitzer Publishing Company and its subsidiaries. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                          DELOITTE & TOUCHE LLP



Saint Louis, Missouri


February 6, 1998


(July 17, 1998 as to


 paragraphs 1, 2, 3 and 5 of


 Note 2 and paragraphs 3 through


 7 of Note 13; November 25,


 1998 as to paragraph 4 of Note 2;


 and December 11, 1998 as to Note 17)

                                  SCHEDULE II



                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



           SCHEDULE II -- VALUATION & QUALIFYING ACCOUNTS & RESERVES


               FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 & 1995



                                             BALANCE AT    CHARGED TO    CHARGED TO                    BALANCE
                                             BEGINNING      COSTS &        OTHER                        AT END
               DESCRIPTION                   OF PERIOD      EXPENSES      ACCOUNTS    DEDUCTIONS      OF PERIOD
               -----------                   ----------    ----------    ----------   ----------      ---------
                                                                       (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1997
Valuation Accounts:
  Allowance for Doubtful Accounts........      $2,576        $1,468         $178(a)     $1,811(b)       $2,411
Reserves:
  Accrued Medical Plan...................         389         4,714            0         4,060(c)        1,043
  Workers Compensation...................       2,126         1,199            0         1,368           1,957
YEAR ENDED DECEMBER 31, 1996
Valuation Accounts:
  Allowance for Doubtful Accounts........      $2,009        $2,131         $321(a)     $1,885(b)       $2,576
Reserves:
  Accrued Medical Plan...................         561         4,198            0         4,370(c)          389
  Workers Compensation...................       2,005         1,478            0         1,357           2,126
YEAR ENDED DECEMBER 31, 1995
Valuation Accounts:
  Allowance for Doubtful Accounts........      $2,135        $1,538         $247(a)     $1,911(b)       $2,009
Reserves:
  Accrued Medical Plan...................         789         4,907            0         5,135(c)          561
  Workers Compensation...................       2,327         1,192            0         1,514           2,005


-------------------------

(a) -- Accounts reinstated, cash recoveries, etc.



(b) -- Accounts written off



(c) -- Amount represents:



                                                 1997      1996      1995
                                                 ----      ----      ----
Claims paid.................................    $3,596    $3,830    $4,660
Service fees................................       473       579       548
Cash refunds................................        (9)      (39)      (73)
                                                ------    ------    ------
                                                $4,060    $4,370    $5,135
                                                ======    ======    ======



                                   * * * * *

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME




                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                                -------------------------
                                                                  1998            1997
                                                                  ----            ----
                                                                       (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT
                                                                EARNINGS PER SHARE DATA)
Operating Revenues -- Net:
Publishing:
  Advertising...............................................    $178,245        $168,245
  Circulation...............................................      66,194          65,762
  Other.....................................................      30,768          29,639
  Broadcasting..............................................     173,681         165,002
                                                                --------        --------
          Total operating revenues..........................     448,888         428,648
                                                                --------        --------
Operating expenses:
  Publishing operations.....................................     111,667         106,437
  Broadcasting operations...................................      54,313          51,502
  Selling, general and administrative.......................     144,720         140,447
  St. Louis Agency adjustment...............................      15,926          14,749
  Depreciation and amortization.............................      26,750          27,435
                                                                --------        --------
     Total operating expenses...............................     353,376         340,570
                                                                --------        --------
  Operating income..........................................      95,512          88,078
  Interest income...........................................       3,541           3,476
  Interest expense..........................................     (10,255)        (12,553)
  Net other expense.........................................      (1,303)           (867)
                                                                --------        --------
Income before provision for income taxes....................      87,495          78,134
Provision for income taxes..................................      35,422          31,735
                                                                --------        --------
Net income..................................................    $ 52,073        $ 46,399
                                                                ========        ========
Basic earnings per share of stock:
  Earnings per share........................................    $   2.33        $   2.10
                                                                ========        ========
  Weighted average number of shares outstanding.............      22,343          22,088
                                                                ========        ========
Diluted earnings per share of stock:
  Earnings per share........................................    $   2.29        $   2.07
                                                                ========        ========
  Weighted average number of shares outstanding.............      22,726          22,427
                                                                ========        ========


                See notes to consolidated financial statements.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



                 STATEMENTS OF CONSOLIDATED FINANCIAL POSITION



                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    1998             1997
                                                                -------------    ------------
                                                                         (UNAUDITED)
                                                                       (IN THOUSANDS)
                           ASSETS
Current Assets:
  Cash and cash equivalents.................................      $ 107,291       $  62,749
  Trade accounts receivable (less allowance for doubtful
    accounts of $2,751 and $2,411)..........................         78,663          85,882
  Inventory.................................................          2,427           5,265
  Prepaid expenses and other................................          8,764          12,847
  Program rights............................................         10,283           7,866
                                                                  ---------       ---------
    Total current assets....................................        207,428         174,609
                                                                  ---------       ---------
Properties:
  Land......................................................         15,904          16,154
  Buildings.................................................         87,112          84,215
  Machinery and equipment...................................        232,832         225,113
  Construction in progress..................................         14,420           7,324
                                                                  ---------       ---------
    Total...................................................        350,268         332,806
  Less accumulated depreciation.............................        186,605         170,992
                                                                  ---------       ---------
    Properties -- net.......................................        163,663         161,814
                                                                  ---------       ---------
Intangible and other assets:
  Intangible assets -- net of applicable amortization.......        277,148         287,617
  Receivable from The Herald Company........................         37,339          39,733
  Other.....................................................         29,308          19,183
                                                                  ---------       ---------
    Total intangible and other assets.......................        343,795         346,533
                                                                  ---------       ---------
         Total..............................................      $ 714,886       $ 682,956
                                                                  =========       =========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................      $  15,947       $  16,158
  Current portion of long-term debt.........................         12,705          12,705
  Salaries, wages and commissions...........................         13,198          15,232
  Income taxes payable......................................            881           3,070
  Program contracts payable.................................          9,846           7,907
  Interest payable..........................................          2,088           5,677
  Acquisition payable.......................................          9,804           9,804
  Other.....................................................          8,078           4,734
                                                                  ---------       ---------
    Total current liabilities...............................         72,547          75,287
                                                                  ---------       ---------
Long-term debt..............................................        160,000         172,705
                                                                  ---------       ---------
Pension obligations.........................................         28,682          26,709
                                                                  ---------       ---------
Postretirement and postemployment
  Benefit obligations.......................................         91,495          91,906
                                                                  ---------       ---------
Other long-term liabilities.................................          6,224           5,572
                                                                  ---------       ---------
Commitments and contingencies...............................
Stockholders' equity:
  Preferred stock, $.01 par value; 25,000,000 shares
    authorized; issued and outstanding -- none
  Common stock, $.01 par value; 100,000,000 shares
    authorized; issued -- 7,116,359 in 1998 and 6,797,895 in
    1997....................................................             71              68
  Class B common stock, convertible, $.01 par value;
    50,000,000 shares authorized; issued -- 27,083,630 in
    1998 and 27,125,247 in 1997.............................            271             271
  Additional paid-in capital................................        142,077         135,542
  Retained earnings.........................................        401,492         362,828
                                                                  ---------       ---------
    Total...................................................        543,911         498,709
  Treasury stock -- at cost; 25,519 and 24,660 shares of
    common stock in 1998 and 1997, respectively, and
    11,700,850 shares of Class B common stock in 1998 and
    1997....................................................       (187,973)       (187,932)
                                                                  ---------       ---------
    Total stockholders' equity..............................        355,938         310,777
                                                                  ---------       ---------
         Total..............................................      $ 714,886       $ 682,956
                                                                  =========       =========



                See notes to consolidated financial statements.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS


                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                --------------------
                                                                  1998        1997
                                                                --------    --------
                                                                    (UNAUDITED)
                                                                   (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................    $ 52,073    $ 46,399
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................      16,508      17,273
     Amortization of intangibles............................      10,242      10,162
     Changes in assets and liabilities (net of the effects
      of the purchase and sale of properties) which provided
      (used) cash:
       Trade accounts receivable............................       7,219       3,005
       Inventory............................................       2,838        (659)
       Other assets.........................................       2,464      (7,605)
       Trade accounts payable and other liabilities.........      (4,874)     (2,057)
       Income taxes payable.................................      (2,189)       (184)
                                                                --------    --------
Net cash provided by operating activities...................      84,281      66,334
                                                                --------    --------
Cash flows from investing activities:
  Capital expenditures......................................     (19,364)    (19,097)
  Purchase of publishing properties.........................      (2,051)
  Purchase of broadcast assets..............................                  (2,936)
  Investment in limited partnerships........................      (4,788)     (4,175)
  Sale of publishing property...............................       2,590
  Decrease in notes receivable..............................         111       4,976
                                                                --------    --------
Net cash used in investing activities.......................     (23,502)    (21,232)
                                                                --------    --------
Cash flows from financing activities:
  Repayments on long-term debt..............................     (12,705)    (50,705)
  Dividends paid............................................     (10,029)     (8,599)
  Proceeds from exercise of stock options...................       5,521       3,108
  Proceeds from employee stock purchase plan................       1,017
  Purchase of treasury stock................................         (41)        (28)
                                                                --------    --------
Net cash used in financing activities.......................     (16,237)    (56,224)
                                                                --------    --------
Net increase (decrease) in cash and cash equivalents........      44,542     (11,122)
Cash and cash equivalents at beginning of year..............      62,749      73,052
                                                                --------    --------
Cash and cash equivalents at end of period..................    $107,291    $ 61,930
                                                                ========    ========


                See notes to consolidated financial statements.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                  (UNAUDITED)



1. ACCOUNTING POLICIES



     Basis of Consolidation -- The consolidated financial statements include the accounts of Pulitzer Publishing Company (the "Company" or "Pulitzer") and its subsidiary companies, all of which are wholly-owned. All significant intercompany transactions have been eliminated from the consolidated financial statements.



     Interim Adjustments -- In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of September 30, 1998, and results of operations and cash flows for the nine-month periods ended September 30, 1998 and 1997. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this Registration Statement on Form 10/A. Results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.



     Fiscal Year and Fiscal Quarters -- The Company's fiscal year and third fiscal quarter end on the Sunday coincident with or prior to December 31 and September 30, respectively. For ease of presentation, the Company has used December 31 as the year end and September 30 as the third quarter end.



     Earnings Per Share of Stock -- Basic earnings per share of stock is computed using the weighted average number of common and Class B common shares outstanding during the applicable period. Diluted earnings per share of stock is computed using the weighted average number of common and Class B common shares outstanding and potential common shares (outstanding stock options). Weighted average shares of common and Class B common stock and potential common shares used in the calculation of basic and diluted earnings per share are summarized as follows:



                                                                  NINE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                                ----------------
                                                                 1998      1997
                                                                 ----      ----
                                                                 (IN THOUSANDS)
Weighted average shares outstanding (Basic EPS).............    22,343    22,088
Stock options...............................................       383       339
                                                                ------    ------
Weighted average shares outstanding and stock options
  (Diluted EPS).............................................    22,726    22,427
                                                                ======    ======



     Stock options included in the diluted earnings per share calculation were determined using the treasury stock method. Under the treasury stock method, outstanding stock options are dilutive when the average market price of the Company's common stock exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period.



     Comprehensive Income -- In June 1997, the Financial Accounting Standards Board issued statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. This statement established standards for the reporting and display of Comprehensive Income and its components. This statement is required to be implemented in financial statements issued for periods ending after December 15, 1997. For the nine-month periods ended September 30, 1998 and 1997, the Company did not incur items to be reported in "Comprehensive Income" that were not already included in reported "net income". As a result, comprehensive income and net income were the same for these periods.



     Reclassifications -- Certain reclassifications have been made to the 1997 consolidated financial statements to conform with the 1998 presentation.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

2. SPIN-OFF AND MERGER



     On May 25, 1998, the Company, Pulitzer Inc., (a wholly-owned subsidiary of the Company ("New Pulitzer")), and Hearst-Argyle Television, Inc. ("Hearst-Argyle") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Hearst-Argyle will acquire the Company's television and radio broadcasting operations (collectively, the "Broadcasting Business"). The Broadcasting Business consists of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company ("PBC"), a wholly-owned subsidiary of the Company, and its wholly-owned subsidiaries. The Broadcasting Business will be acquired by Hearst-Argyle through the merger ("Merger") of the Company into Hearst-Argyle.



     Prior to the Spin-off (as defined below), the Company intends to borrow $700 million, which may be secured by the assets and/or stock of PBC and its subsidiaries. Out of the proceeds of this new debt, the Company will pay the existing Company debt and any costs arising as a result of the Merger and related transactions. Prior to the Merger, the balance of the proceeds of this new debt, together with the Company's publishing assets and liabilities, will be contributed by the Company to New Pulitzer pursuant to a Contribution and Assumption Agreement (the "Contribution"). Pursuant to the Merger Agreement, Hearst-Argyle will assume the new debt following the consummation of the Spin-off and Merger.



     Immediately following the Contribution, the Company will distribute to each holder of Company Common Stock one fully-paid and nonassessable share of New Pulitzer Common Stock for each share of Company Common Stock held and to each holder of Company Class B Common Stock one fully-paid and nonassessable share of New Pulitzer Class B Common Stock for each share of Company Class B Common Stock held (the "Distribution"). The Contribution and Distribution are collectively referred to as the "Spin-off." The Spin-off and the Merger are collectively referred to as the "Transactions."



     Consummation of the Transactions is subject, among other things, to the receipt of various regulatory approvals, Pulitzer stockholder approval of the Charter Amendment (as defined in Note 7), and approval of the Merger by the stockholders of both the Company and Hearst-Argyle. The Company has received a favorable letter ruling from the Internal Revenue Service confirming that the Spin-off will be tax-free to Pulitzer stockholders. Early termination of the initial waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 has also been granted. In addition, the Federal Communications Commission (the "FCC") has published notice of its grant of the application for the transfer of FCC licenses, including related waiver requests, from the Company to Hearst-Argyle. The Company anticipates that its special stockholders meeting to consider the Charter Amendment and the Merger will be held in the first quarter of 1999 and that the Transactions will be completed shortly after the meeting.



     Following the consummation of the Transactions, New Pulitzer will be engaged primarily in the business of newspaper publishing and related new media businesses. For financial reporting purposes, New Pulitzer is the continuing stockholder interest and will retain the Pulitzer name.



3. DIVIDENDS



     In the first quarter of 1998, two dividends of $0.15 per share were declared, payable on February 2, 1998 and May 1, 1998. In the second quarter of 1998, a dividend of $0.15 per share was declared, payable on August 3, 1998. In the third quarter of 1998, a dividend of $0.15 per share was declared, payable on November 2, 1998.



     In the first quarter of 1997, two dividends of $0.13 per share were declared, payable on February 3, 1997 and May 1, 1997. In the second quarter of 1997, a dividend of $0.13 per share was declared, payable on August 1, 1997. In the third quarter of 1997, a dividend of $0.13 per share was declared, payable on November 1, 1997.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

4. BUSINESS SEGMENTS



     The Company's operations are divided into two business segments, publishing and broadcasting. The following is a summary of operating data by segment (in thousands):



                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                             --------------------
                                                               1998        1997
                                                             --------      ----
Operating revenues:
  Publishing.............................................    $275,207    $263,646
  Broadcasting...........................................     173,681     165,002
                                                             --------    --------
     Total...............................................    $448,888    $428,648
                                                             ========    ========
Operating income (loss):
  Publishing.............................................    $ 35,385    $ 35,157
  Broadcasting...........................................      64,086      57,131
  Corporate..............................................      (3,959)     (4,210)
                                                             --------    --------
     Total...............................................    $ 95,512    $ 88,078
                                                             ========    ========
Depreciation and amortization:
  Publishing.............................................    $ 10,238    $  9,813
  Broadcasting...........................................      16,512      17,622
                                                             --------    --------
     Total...............................................    $ 26,750    $ 27,435
                                                             ========    ========
Operating margins
  (Operating income to revenues):
  Publishing(a)..........................................       18.6%       18.9%
  Broadcasting...........................................       36.9%       34.6%


-------------------------

(a) Operating margins for publishing stated with St. Louis Agency adjustment added back to publishing operating income.



5. COMMITMENTS AND CONTINGENCIES



     At September 30, 1998, the Company and its subsidiaries had construction and equipment commitments of approximately $12,342,000. The Company's commitment for broadcasting program contracts payable and license fees at September 30, 1998 was approximately $17,908,000.



     The Company is an investor in two limited partnerships requiring future capital contributions. As of September 30, 1998, the Company's unfunded capital contribution commitment related to these investments was approximately $9,075,000.



     The Company and its subsidiaries are involved, from time to time, in various claims and lawsuits incidental to the ordinary course of its business, including such maters as libel, slander and defamation actions and complaints alleging discrimination. While the results of litigation cannot be predicted, management believes the ultimate outcome of such existing litigation will not have a material adverse effect on the consolidated financial statements of the Company and its subsidiaries.



     In connection with the September 1986 purchase of Pulitzer Class B common stock from certain selling stockholders (the "1986 Selling Stockholders"), Pulitzer agreed, under certain circumstances, to make an additional payment to the 1986 Selling Stockholders in the event of a Gross-Up Transaction (as defined herein). A "Gross-Up Transaction" was defined to mean, among other transactions,
(i) any merger, in any transaction or series of related transactions, of more than 85 percent of the voting securities or equity of

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

Pulitzer pursuant to which holders of Pulitzer common stock receive securities other than Pulitzer common stock and (ii) any recapitalization, dividend or distribution, or series of related recapitalizations, dividends or distributions, in which holders of Pulitzer common stock receive securities (other than Pulitzer common stock) having a Fair Market Value (as defined herein) of not less than 33 1/3 percent of the Fair Market Value of the shares of Pulitzer common stock immediately prior to such transaction. The amount of the additional payment, if any, would equal (x) the product of (i) the amount by which the Transaction Proceeds (as defined herein) exceeds the Imputed Value (as defined herein) multiplied by (ii) the applicable percentage (i.e., 50 percent for the period from May 13, 1996 through May 12, 2001) multiplied by (iii) the number of shares of Pulitzer common stock issuable upon conversion of the shares of Pulitzer Class B common stock owned by the 1986 Selling Stockholders, adjusted for, among other things, stock dividends and stock splits; less (y) the sum of any additional payments previously received by the 1986 Selling Stockholders; provided, however, that in the event of any recapitalization, dividend or distribution, the amount by which the Transaction Proceeds exceeds the Imputed Value shall not exceed the amount paid or distributed pursuant to such recapitalization, dividend or distribution in respect of one share of Pulitzer common stock.



     The term "Transaction Proceeds" was defined to mean, in the case of a merger, the aggregate Fair Market Value (as defined herein) of the consideration received pursuant thereto by the holder of one share of Pulitzer common stock, and, in the case of a recapitalization, dividend or distribution, the aggregate Fair Market Value of the amounts paid or distributed in respect of one share of Pulitzer common stock plus the aggregate Fair Market Value of one share of Pulitzer common stock following such transaction. The "Imputed Value" for one share of Pulitzer common stock on a given date was defined to mean an amount equal to $28.82 compounded annually from May 12, 1986 to such given date at the rate of 15 percent per annum, the result of which is $154.19 at May 12, 1998. There was no specific provision for adjustment of the $28.82 amount, but if it were adjusted to reflect all stock dividends and stock splits of Pulitzer since September 30, 1986, it would now equal $15.72, which if compounded annually from May 12, 1986 at the rate of 15 percent per annum would now equal $84.11.



     "Fair Market Value," in the case of any consideration other than cash received in a Gross-Up Transaction, was defined to mean the fair market value thereof as agreed to by a valuation firm selected by Pulitzer and a valuation firm selected by the 1986 Selling Stockholders, or, if the two valuation firms do not agree on the fair market value, the fair market value of such consideration as determined by a third valuation firm chosen by the two previously selected valuation firms. Any such agreement or determination shall be final and binding on the parties.



     As a result of the foregoing, the amount of additional payments, if any, that may be payable by New Pulitzer with respect to the Merger and the Distribution cannot be determined at this time. However, if the Distribution were determined to be a Gross-Up Transaction and if the Fair Market Value of the Transaction Proceeds with respect to the Merger and the Distribution were determined to exceed the Imputed Value, then the additional payments to the 1986 Selling Stockholders would equal approximately $5.9 million for each $1.00 by which the Transaction Proceeds exceed the Imputed Value. Accordingly, depending on the ultimate resolution of the meaning and application of various provisions of the Gross-Up Transaction agreements, including the determination of Imputed Value and Fair Market Value of the Transaction Proceeds, in the opinion of Pulitzer's management, the amount of an additional payment, if any, could be material to the consolidated financial statements of Pulitzer.



6. SUBSEQUENT EVENT



     On October 30, 1998, the Company acquired, in a purchase transaction, Troy Daily News, Inc., the publisher of a daily afternoon and Sunday morning newspaper located in Troy, Ohio, for approximately $20 million.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

7. RESTATEMENT



     On October 22, 1998, the Company determined that a change in facts had occurred concerning a stockholder vote that is required to consummate the Spin-off and Merger (see Note 2). When the Company entered into the Merger Agreement on May 25, 1998, the principal stockholders of the Company controlled, and continue to control, that number of shares of Class B Common Stock sufficient to approve the Merger regardless of the vote of any other holders of the Company's Common Stock and Class B Common Stock. In addition, on May 25, 1998 the principal stockholders of the Company entered into a voting agreement with Hearst-Argyle (the "Pulitzer Voting Agreement"), in which they agreed to direct the vote of all their shares in favor of the Merger and the transactions contemplated by it (including the Charter Amendment defined below). Consummation of the Merger is also conditioned upon the passage of an amendment to the Company's restated certificate of incorporation (the "Charter Amendment"), the approval of which requires the affirmative vote of the holders of a majority of the outstanding shares of the Company's Common Stock and the Class B Common Stock voting together as a single class and the vote of the holders of a majority of the outstanding shares of the Company's Common Stock voting as a separate class. On May 25, 1998, at the time of the execution and delivery of the Merger Agreement and the Pulitzer Voting Agreement, the principal stockholders of the Company had stated to the Company that they were committed to take such actions as they deemed necessary to effectuate the Transactions, including (i), on or before the record date for the Special Meeting of Stockholders of the Company (the "Special Stockholders Meeting") to be called for the purpose of voting upon the Merger and the Charter Amendment, the conversion of that number of their shares of Class B Common Stock into shares of Common Stock as would constitute a majority of the Company's then issued and outstanding shares of Common Stock and (ii) to vote those shares of Common Stock at the Special Stockholders Meeting in accordance with the provisions of the Pulitzer Voting Agreement. Based upon the facts that existed on May 25, 1998, and continued to exist through October 21, 1998, the Company determined that it was appropriate to report the Broadcasting Business as discontinued operations under Accounting Principles Board Opinion 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"). On October 22, 1998, the principal stockholders advised the Company that they had not converted, and did not deem it necessary to convert on or before the record date for the Special Stockholders Meeting, that number of shares of the Company's Class B Common Stock as would constitute a majority of the then issued and outstanding shares of the Company's Common Stock. Accordingly, based upon this change in facts (i.e., even though the principal stockholders of the Company intend to vote all their shares in favor of the Charter Amendment upon which the Spin-off and Merger are conditioned, they alone will not be in a position at the Special Stockholders Meeting to approve the Charter Amendment), the Company determined that it would no longer be appropriate under APB 30 to report the Broadcasting Business as discontinued operations in the Company's consolidated financial statements. As a result, the Company's financial statements as of September 30, 1998 and for the three-month and nine-month periods ended September 30, 1998 and 1997 (included in Item 1 of the Company's Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 1998) have been restated from the amounts previously reported to now reflect the Broadcasting Business as a part of continuing operations of the Company. Such restatement results in the reclassification of amounts related to the Broadcasting Business previously reflected as discontinued operations in the consolidated financial statements but does not change the Company's previously reported amounts for consolidated net income, total earnings per share and stockholders' equity.

                  PULITZER PUBLISHING COMPANY AND SUBSIDIARIES

     A summary of the significant effects of the restatement is as follows:



                                                             AT SEPTEMBER 30, 1998
                                                             ----------------------
                                                                 AS
                                                             PREVIOUSLY       AS
                                                              REPORTED     RESTATED
                                                             ----------    --------
Total current assets.....................................     $153,970     $207,428
Properties -- net........................................       80,857      163,663
Total intangibles and other assets.......................      273,338      343,795
Total assets.............................................      508,165      714,886
Total current liabilities................................     $ 37,671     $ 72,547
Long-term debt...........................................           --      160,000
Pension obligations......................................       22,092       28,682
Postretirement and postemployment benefit obligations....       88,784       91,495
Other long-term obligations..............................        3,680        6,224



                                              FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                          ------------------------------------------------
                                                   1998                      1997
                                          ----------------------    ----------------------
                                              AS                        AS
                                          PREVIOUSLY       AS       PREVIOUSLY       AS
                                           REPORTED     RESTATED     REPORTED     RESTATED
                                          ----------    --------    ----------    --------
Total operating revenues..............     $275,207     $448,888     $263,646     $428,648
Total operating expenses..............      243,781      353,376      232,699      340,570
Operating income......................       31,426       95,512       30,947       88,078
Income from continuing operations.....       19,276       52,073       19,242       46,399
Income from discontinued operations...       32,797           --       27,157           --
BASIC EARNINGS PER SHARE OF STOCK:
Continuing operations.................     $   0.86     $   2.33     $   0.87     $   2.10
Discontinued operations...............         1.47           --         1.23           --
DILUTED EARNINGS PER SHARE OF STOCK:
Continuing operations.................     $   0.85     $   2.29     $   0.86     $   2.07
Discontinued operations...............         1.44           --         1.21           --


                                  * * * * * *